As filed with the Securities and Exchange Commission on May 5, 2010

Registration No. 333-166056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Kingtone Wirelessinfo Solution Holding Ltd

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	7371	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065
Tel: (86) 29-88266368

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Vcorp Services LLC
20 Robert Pitt Drive, Suite 214
Monsey, NY 10952
Tel: (888) 528 2677

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Elizabeth Chen, Esq. Pryor Cashman LLP 7 Times Square New York, New York 10036-6569 Telephone: (212) 421-4100 Facsimile: (212) 326-0806	Larry Liu Global Law Office 15/F, Tower 1, China Central Place No. 81 Jianguo Road, Chaoyang District Beijing, China Telephone: (86) 10-6584-6688 Facsimile: (86) 10-6584-6666	Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Telephone: (212) 407-4159 Facsimile: (212) 407-4990

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Ordinary shares, par value $.001 per share(2)(3)	$30,000,000	$2,139.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Acts of 1933, as amended. This fee was previously paid in connection with the filing of this Registration Statement on Form F-1 on April 13, 2010.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. The ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American Depositary Shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-166063). Each American depositary share represents one (1) ordinary share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED ______, 2010

4,615,385 American Depositary Shares

Kingtone Wirelessinfo Solution Holding Ltd

REPRESENTING 4,615,385 ORDINARY SHARES

Kingtone Wirelessinfo Solution Holding Ltd is offering 4,615,385 American Depositary Shares, or ADSs, in its initial public offering. Each ADS represents the right to receive one (1) ordinary share, par value $.001 per share. We anticipate that the public offering price per share will be between $6.00 and $7.00 per share.

We have applied to list our ADSs on the Nasdaq Capital Market under the symbol “KONE”. No assurance can be given that our application will be approved. If the application is not approved, we will not complete this offering.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 11.

Price $    Per ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per ADS	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to an aggregate of 692,308 additional ADSs on the same terms set forth above. See the section of this prospectus entitled “Underwriting.”

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about __, 2010 through the book-entry facilities of The Depository Trust Company.

Roth Capital Partners

Maxim Group LLC

Prospectus dated , 2010

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of the ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ADSs in any circumstances under which the offer or solicitation is unlawful.

Through and including ______, 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus. The following summary should be read in conjunction with the more detailed information and financial statements (including the related notes) appearing elsewhere in this prospectus. For a discussion of certain factors you should consider before deciding to invest in our shares, see “Risk Factors.”

Overview

We are a China based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. Our products, known as mobile enterprise solutions, extend a company’s or enterprise’s information technology, or IT, systems to include mobile participants. We develop and implement mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of our many diverse packaged solutions is our proprietary middleware, which enables wireless interactivity across many protocols, devices, and platforms.

The ability for an enterprise’s office, factory and field personnel to be continuously connected with all of its participants creates many opportunities for new efficiencies. For example, using a mobile enterprise solution, a company’s accounting and enterprise resource planning, or ERP, systems can be extended to seamlessly integrate data collected in the field by sales and delivery personnel, in real time. Mobile enterprise solutions can also be used in short distance applications such as factory automation and production control systems, where wireless data connections can be used to simplify and enhance system operation and control.

The recent deployment of third generation, or 3G, wireless networks in China is resulting in increased interest and demand for mobile enterprise solutions. The increased bandwidth of 3G enables more comprehensive applications and feature sets. In addition, the wireless carriers in China are motivated to generate greater bandwidth sales, in part, by encouraging enterprises and government agencies to adopt mobile enterprise solutions in their daily operations. We collaborate with each of the three Chinese telecom carriers, namely China Telecom, China Mobile and China Unicom, making joint presentations to potential business and governmental customers. The carrier provides the network service and we provide the mobile software, which we customize for the specific customer application and package with third party hardware and complete system installation. These collaborative relationships are informal and are not memorialized in contract. However, we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications.

We have completed mobile enterprise solutions for customers in 30 out of China’s 32 provinces, municipalities and autonomous regions in the PRC, with a primary focus on the western provinces. As of September 30, 2009, we had 112 employees, including 60 engineers dedicated to research, development and implementation, and 32 engineers and professional in sales and marketing. We are headquartered in Xian, China.

In the past two years, we have experienced significant growth. Our revenue grew from $4.3 million in fiscal 2008 to $11.2 million in fiscal 2009, representing an increase of 162%. Our net income grew from $1 million to $5.3 million during the same period, representing an increase of 422%. Our gross and net margins in fiscal 2009 were above 65% and 47%, respectively, both representing an improvement from those levels achieved during fiscal 2008. A material portion of the increases in our revenue and net income for this period was due to a related party transaction.

Our Industry and Market

We operate in the mobile enterprise software industry in China. We believe the mobile enterprise market in China benefits from compelling industry fundamentals such as increasing investment in IT, the country’s 3G rollout, and increasing demand for wireless applications within working environments.

Government bureaus and corporations are investing heavily in China in IT systems to improve operating efficiencies, focus on core competencies and maximize returns. Investment in information technology in China is rapidly growing. According to an October 22, 2009 article published by IDC, a leading provider of market data and intelligence, IT spending by the PRC government in 2009 is expected to total RMB 53.65 billion, and is predicted to reach RMB 73.36 billion in 2013. Gradually, we expect the focus of such investment to shift from hardware infrastructure to software applications. From 2008 to 2013, the annual compound growth rate of IT hardware is projected to be 5.6%, compared to the annual compound growth rates of software and IT services of 13.2% and 14%, respectively, during the same period, according to IDC.

On January 7, 2009, the Ministry of Industry and Information Technology (MIIT) officially issued three 3G licenses to Chinese wireless telecom carriers. Compared to services developed under prior generation standards, 3G communications allow simultaneous use of speech and data services at higher data rates. According to a January 2009 report by CITIC Jiantou Securities, it is estimated that investment in 3G between 2009 and 2011 by the three Chinese telecom carriers will total $44.0 billion. According to the MIIT, the 3G industry is expected to generate RMB 1 trillion, or $146.5 billion, in demand in the next three years. We believe the 3G rollout and the upcoming commercial deployment will both inspire and facilitate new and diversified customer applications for mobile enterprise software. According to a 2008 report by IDC, the enterprise mobility market in China will reach $15.56 billion in 2011.

Our Strengths

We believe that the following strengths greatly assist our business:

•	Proprietary suite of mobile enterprise solutions offerings
•	Strong development capability
•	Industry expertise
•	Growing track record
•	Joint efforts with Chinese wireless telecom carriers

Our Strategy

Specific elements of our growth strategy include:

•	Seize the opportunity presented by 3G adoption in China
•	Recruit, train and retain engineering professionals
•	Expand operations
•	Invest more in research and development to create more successful software products
•	Pursue strategic acquisition opportunities

Risks

We face certain risks, challenges and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Recent Developments

Certain Estimated Results for First Quarter Ended February 28, 2010

We estimate our net revenues for the quarter ended February 28, 2010, which presents Kingtone Information’s fiscal quarter ended December 31, 2009 (entities with the different quarter periods are permitted to combine or consolidate their financial statements under Regulation S-X Rule 3a-02(b)(1)), to be approximately $2.9 million, representing an increase of $0.9 million, or 43.7%, from the first quarter of Kingtone Information’s fiscal year ended September 30, 2009, or fiscal 2009. The increase was attributable to higher software solution sales revenue of $0.4 million, or 23%, and wireless system sales of $0.5 million, or 154%, as compared to our first fiscal quarter of 2009. The increase in software solutions sales was primarily attributable to the addition of new customers in the first quarter 2010. The primary reason for the increase in wireless system sales was that we recorded revenue associated with the completion and delivery of two projects that were started in previous quarters. As a result of the completion of these projects and due to our increased focus on software solutions sales (as discussed below), we expect that wireless system sales will represent a small percentage of total revenues in future periods. As a percentage of total revenues, software solutions sales decreased from 84.3% to 72.2% and wireless system sales increased from 15.7% to 27.8% as compared to our first fiscal quarter of 2009. There is no related party transaction in the first fiscal quarter of 2010.

We estimate our gross profit for the quarter ended February 28, 2010 to be approximately $2.5 million, representing an increase of $0.7 million, or 38%, from the first quarter of fiscal 2009. Of such increase, $0.5 million, or 28.9%, was from software solutions sales and $0.2 million, or 97.1%, was from wireless system sales. The total gross margin for the first quarter of fiscal 2010 is estimated to be 83.2%, which is less than our total gross margin of 86.7% for the first quarter of fiscal 2009. The gross margin for software solutions sales is estimated to be 93.3%, which is slightly higher than our gross margin of 89.2% for the first quarter of fiscal 2009. The gross margin for wireless system sales is estimated to be 42.8%, which is significantly less than our gross margin of 73.5% for the first quarter of fiscal 2009. The decrease in gross margin percentage was mainly attributable to the greater use of third party purchased hardware in our wireless system sales in the first quarter of 2010, as compared to same period in fiscal 2009. As we are requested by customers to supply a turn-key wireless system, it means that we must purchase third party hardware to combine with other system components, which puts downward pressure on our margins for such systems. We have recently begun to place a greater focus on software solutions sales because such sales provide higher gross margins. As such, we believe there will be more gross profit contribution from the software solutions than from the wireless systems solutions in future periods, which will help sustain or improve our total gross margin.

We estimate our net income from operations to be approximately $2.2 million, representing an increase of $0.7 million, or 45.3%, from the first quarter of fiscal 2009. The operating margin for the first fiscal quarter of 2010 is estimated to be 74.0%, which is slightly higher than our operating margin of 73.2% for the same period in fiscal 2009. With our plan to increase investment in sales and marketing and research and development using proceeds from this offering, we expect that operating expense as a percentage of net income will increase in the near term which will cause operating margin to decline.

We estimate our net income to be approximately $1.72 million to $1.78 million, representing an increase of $0.59 million to $0.65 million or 51% to 57% from the first quarter of fiscal 2009. Net margin for the first fiscal quarter of 2010 is estimated to be 57.8% to 60.0%, which is slightly higher than net margin of 55% for the same period in fiscal 2009. The main reason for the improved net margin is that we had lower interest expense we paid in the first fiscal quarter of 2010. We believe that our net margin will be consistent with the historical trend as the lower interest expense should offset the lower operating margin.

The above estimated results are preliminary and are subject to the completion of our normal quarter-end closing procedures. Our actual results may differ from these estimates; however, nothing has come to our attention that has caused us to believe that our actual results materially differ from these estimated results.

We have not included in this prospectus the financial statements for our first fiscal or second quarter of 2010 and the related management’s discussion and analysis of financial condition, or MD&A, because, as of the date hereof, we have not completed the preparation of such financial statements and MD&A. As a foreign private issuer, the applicable SEC rules regarding the age of financial statements are different from those applicable to domestic issuers and do not require us to include interim financial statements for subsequent periods when the audited financial statements are not older than nine months at the time the registration statement becomes effective. The financial statements included in this prospectus are for the year ended November 30, 2009 and no financial information for any subsequent period is included other than the estimated results above for our first fiscal quarter of 2010. Because we believed we would consummate our public offering in the first quarter of calendar 2010, and in light of the more relaxed age of financial statement requirements applicable to us, we did not commence the preparation of our first fiscal quarter financial statements and MD&A sufficiently in advance so as to allow for inclusion in this prospectus. Instead, we have been devoting our resources, including finance and accounting personnel, to other tasks associated with our public offering, including due diligence and the preparation of our registration statement. For future reporting periods applicable to us as a foreign private issuer, we do not foresee any difficulty in preparing our financial statements and MD&A within the prescribed periods.

Appointment of Ying Yang as Chief Financial Officer

As of April 23, 2010, Ms. Li Wu resigned from her position as chief financial officer of our company. As of the same day, Ms. Ying Yang was appointed by our board of directors to serve as the chief financial officer of our company. See the section entitled “Management” for Ms. Yang’s biographical information.

Corporate History and Structure

We conduct our operations through a contractually-controlled entity in the PRC named “Xi’an Kingtone Information Technology Co., Ltd.”, a PRC limited liability company (“Kingtone Information”). Kingtone Information commenced operations in December 2001 and is mainly engaged in the enterprise software solutions for the wireless environment in the PRC. In December 2009, we consummated a number of related transactions through which we acquired contractual control of Kingtone Information. We serve as a holding company and have no operations other than the operations of Kingtone Information. See the section entitled “Corporate History and Structure”.

We were incorporated under the name of ReiZii Capital Management Ltd. in the British Virgin Islands on October 27, 2009, and changed our name to Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) on December 17, 2009. Topsky Info-tech Holdings Pte Ltd. (“Topsky”), was incorporated in Singapore on November 3, 2009. Kingtone Wireless is the sole shareholder of Topsky. Topsky incorporated Xi’an Softech Co., Ltd. (“Softech”) as a wholly foreign-owned enterprise (“WFOE”) in China on November 27, 2009. Pursuant to a series of control agreements between Kingtone Information and Softech dated December 15, 2009, Kingtone Information became a contractually-controlled subsidiary of Softech. See the section entitled “Corporate History and Structure – Contractual Arrangements with Kingtone Information and Its Respective Shareholders.”

As a result of the restructuring, four of our record shareholders, Xtra Heights Management Ltd. (“Xtra”), SCGC Capital Holding Company Limited (“SCGC Capital”), Big Leap Enterprises Limited (“Big Leap”), and Silver Avenue Overseas Inc. (“Silver Avenue”) hold our ordinary shares as nominees on behalf of the record shareholders of Kingtone Information. Through their nominee shareholder at the level of our parent company, the shareholders of Kingtone Information received, as part of the restructuring, rights to acquire our ordinary shares in the same relative ownership percentages as they hold in Kingtone Information prior to the offering and before giving effect to the 100,000 ordinary shares issued to Millennium Group, Inc. as described in “Corporate History and Structure”. For more detailed information on our restructuring, see the section entitled “Corporate History and Structure”.

The following diagrams illustrate our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates upon consummation of the offering.

Organizational Chart — Upon Consummation of the Offering

(1)	Assumes the issuance of 4,615,385 ADSs at a price of $6.50 per ADS, the midpoint of the estimated range of the public offering price.

Corporate Information

Our principal executive offices are located at 3/F, Block A, No. 181 South Taibai Road, Xi’an 710065, the People’s Republic of China. Our telephone number at this address is +86-29-8823-1591. Our agent for service of process in the British Virgin Islands is Portcullis TrustNet (BVI) Limited with an address at Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is Vcorp Services LLC with an address at 20 Robert Pitt Drive, Suite 214, Monsey, NY 10952.

Investors should contact us for any inquires through the address and telephone number of our principal executive office. Our principal website is www.kingtone.cn. The information contained on our website is not a part of this prospectus.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” We urge you to carefully consider all the information presented in the “Risk Factors” section of this prospectus beginning on page 11.

Conventions that Apply to this Prospectus

Unless otherwise indicated and except where the context otherwise requires, references in this prospectus to:

•	“we,” “us,” “our company,” “the company” and “our” are to Kingtone Wirelessinfo Solution Holding Ltd, a company incorporated under the laws of the British Virgin Islands, and its subsidiaries;
•	“PRC” is the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan for the purpose of this prospectus;
•	“RMB” is the lawful currency of the PRC; and
•	“fiscal 2009” and “fiscal 2008” are to our fiscal years ended November 30, 2009 and November 30, 2008, respectively.

Unless otherwise indicated and except where the context otherwise suggests, our financial information presented in this prospectus, including our audited consolidated financial statements and related notes, has been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

For fiscal 2009 and fiscal 2008, our income statements were translated at the average rates of RMB 6.8451 to US$1.00 and RMB 7.1106 to US$1.00, respectively. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Government control of currency may affect the value of your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

THE OFFERING

ADSs offered by us
4,615,385 ADSs
Over-allotment option
692,308 ADSs
Ordinary shares to be outstanding immediately after this offering
14,615,385
Offering Price
We currently estimate that the initial public offering price will be between $6.00 and $7.00 per ADS.
Use of proceeds
We estimate we will receive net proceeds from this offering of approximately $27.9 million, assuming an initial public offering price of $6.50 per ADS, the midpoint of the estimated range of the public offering price. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $32.2 million. We intend to use our net proceeds from this offering as follows:
• $13.6 million for product development;
• $5.6 million to expand research and development center;
• $5.0 million to develop customer relations management (CRM) systems; and
• the balance of the proceeds for working capital.
For further information, see the section of this prospectus entitled “Use of Proceeds.”
The ADSs
Each ADS represents the right to receive one (1) ordinary share. The ADSs may be evidenced by American Depositary Receipts, or ADRs. As an ADS holder, we will not treat you as one of our shareholders. The depositary will be the holder of the shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the shares underlying your ADSs. The depositary will pay you the cash dividends or other distributions it receives on shares after deducting its fees and expenses and applicable withholding taxes. You must pay a fee for issuance or cancellation of ADSs, distribution of shares by the depositary and other depositary services, as provided in the deposit agreement. You are entitled to the delivery of the shares underlying your ADSs upon the surrender of such ADSs at the depositary’s office, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.
Depositary
The Bank of New York Mellon
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Lock-Up
Of our outstanding ordinary shares not being offered in this offering, 10,000,000 shares are subject to 180-day lock-up agreements with our underwriters, ROTH Capital Partners, LLC, or ROTH Capital Partners. Subject to certain exceptions, neither we nor any of our directors, executive officers, employees and existing shareholders who are subject to these contractual lock-ups will, for a period of 180 days following the date of this prospectus, offer, sell or contract to sell any ADSs, ordinary shares or similar securities. See “Underwriting.”
Dividend Policy
We do not anticipate paying any cash dividends in the near future.
Ticker Symbol
We have applied to list our ADSs on the Nasdaq Capital Market under the symbol “KONE”.

Unless we specifically state otherwise, the share information in this prospectus does not give effect to the underwriters’ option to purchase up to an aggregate of 692,308 additional ADSs.

SUMMARY CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

You should read the summary consolidated and combined financial information set forth below in conjunction with our consolidated and combined financial statements and related notes, “Selected Consolidated and Combined Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated and combined statements of income and comprehensive income for each of the two years ended November 30, 2009 and 2008, the summary consolidated and combined balance sheets as of November 30, 2009 and 2008, and the summary consolidated and combined statements of cash flows for each of the two years ended November 2009 and 2008 have been derived from our audited consolidated and combined financial statements that are included elsewhere in this prospectus. The consolidated and combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for future periods.

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME DATA

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
Consolidated and Combined Statements of Income and Comprehensive Income
(In thousands of U.S. Dollars)

	For the Years Ended November 30,
	2009	2008
Revenues	$11,240	$4,286
Cost of sales	3,894	1,621
Gross margin	7,346	2,665
Operating expenses
Selling and marketing expenses	350	301
General and administrative expenses	537	355
Research and development expense	139	79
	1,026	735
Income from operations	6,320	1,930
Other income (expense)
Subsidy income	307	163
Interest expenses	(340)	(531)
Other income	24	16
Other expenses	(79)	(372)
	(88)	(724)
Income before income tax expense	6,232	1,206
Income tax expense	(935)	(191)
Net income	5,297	1,015
Other comprehensive income
Foreign currency translation gain (loss)	22	544
Comprehensive income	$5,319	$1,559
Gross Margin Percentage	65.4%	62.2%
Operating Margin Percentage	56.2%	45.0%
Net Margin Percentage	47.1%	23.7%

CONSOLIDATED AND COMBINED BALANCE SHEET DATA

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
Consolidated and Combined Balance Sheets
(In thousands of US Dollars)

	As of November 30,
	2009	2008
Cash	$344	$9
Accounts receivable, net of allowance	2,353	499
Other receivables and prepayments	1,012	781
Total assets	17,907	14,677
Total liabilities	8,781	6,953
Total stockholders’ equity	9,126	7,724

RISK FACTORS

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this prospectus, including the matters discussed under “Special Note Regarding Forward-Looking Statements,” before you decide to invest in our ADSs. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from those of the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. You should also consider all other information contained in this prospectus before deciding to invest in our ADSs.

Risks Related to Our Company and Our Industry

If demand for enterprise remote and mobile connectivity does not continue to expand in China, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations.

The growth of our business is dependent, in part, upon the increased migration by enterprises to wireless connectivity services in China and our ability to capture a higher proportion of this market. If the demand in China for enterprise connectivity services does not continue to grow, or grows in ways that do not use our services, then we may not be able to grow our business, maintain our profitability or meet public market expectations. Increased usage of enterprise connectivity services depends on numerous factors, including:

•	the willingness of enterprises to make additional information technology expenditures;
•	the availability of security products necessary to ensure data privacy over the public networks;
•	the quality, cost and functionality of these services and competing services;
•	the increased adoption of wired and wireless broadband access methods;
•	the proliferation of electronic devices such as handhelds and smart-phones and related applications; and
•	the willingness of enterprises to invest in our services during the current world-wide economic crisis.

We depend on a single customer for a significant portion of our revenues, the loss of which could have a material adverse impact on our business, results of operations or financial condition.

In fiscal year 2009 and fiscal year 2008, we derived approximately 44.7% and 57%, respectively, of our revenues from a single customer. The loss of that customer or a material reduction in the revenue or gross profit generated from that customer could have a material adverse impact on our business, results of operations and financial condition. We also maintain a significant receivable balance with this customer. If this customer becomes unable or unwilling to pay amounts owed to us, our financial condition and results of operations could be adversely affected.

We face intense competition from other software development and IT service companies and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In the future, we expect significant competition from both established and emerging software companies. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

•	other Chinese wireless data communication and exchange software application and service providers, such as Beijing Silu Innovation Technology Co., Ltd. and Cyber Technologies (Suzhou) Co., Ltd.
•	other Chinese software developers and IT service provider, that may decide to add wireless data communication and exchange programming capability;

•	telecommunication equipment producers and suppliers; and
•	multi-national service providers.

Many of our current and prospective competitors have significantly greater financial, marketing, service, support, technical and other resources than we do. As a result, they may be able to adapt more quickly than we to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Announcements of competing products by large competitors or other vendors could result in the cancellation of orders by customers in anticipation of the introduction of such new products. In addition, some of our competitors currently make complementary products that are sold separately. Such competitors could decide to enhance their competitive position by bundling their products to attract customers seeking integrated, cost-effective software applications. We also expect competition to increase as a result of software industry consolidations, which may lead to the creation of additional large and well-financed competitors. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share.

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have experienced rapid growth in our application implementations and revenues recently. Our sales grew to $11.24 million in fiscal 2009 from $4.29 million in fiscal 2008. With the forecasted increased market demand for wireless information management applications created by the recent deployment of 3G networks, we are actively developing our business and expanding our workforce to pursue existing and potential market opportunities.

Our rapid growth places a significant strain on our management personnel, system and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. Moreover, as we introduce new solutions or services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar or cannot foresee. All of these endeavors will involve risks and require substantial management efforts and skills. As a result of any of these problem associated with growth, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;
•	difficulties in retaining customers of the acquired companies;
•	difficulties in retaining personnel of the acquired companies;
•	entry into unfamiliar markets;

•	unanticipated problems or legal liabilities; and
•	tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Due to intense competition for highly-skilled personnel, we may fail to attract and retain enough sufficiently trained employees to support our operations; our ability to bid for and obtain new projects may be negatively affected and our revenues could decline as a result.

The IT industry relies on skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. Wireless information management application development is a relatively new area in the IT industry. There is a small pool of experienced developers. As the market demand picks up and more IT companies enter this market, there is significant competition in China for professionals with the skills necessary to develop the products and perform the services we offer to our customers. Increased competition for these professionals, in the wireless information management application development areas or otherwise, could have an adverse effect on us if we experience significant increase in the attrition rate among employees with specialized skills, which could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to serve existing customers and business partners and obtain new business will depend, in large part, on our ability to attract, train and retain skilled personnel that enable us to keep pace with growing demands for wireless information management application, evolving industry standards and changing customer preferences. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new employees successfully could have a material adverse effect on our business, financial condition and results of operations. Our failure to retain our key personnel on business development or find suitable replacements of the key personnel upon their departure may lead to shrinking new implementation projects, which could materially adversely affect our business.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Mr. Tao Li, our chairman. In addition, we rely on Mr. Peng Zhang, our chief executive officer, Ms. Ying Yang, our chief financial officer, and Mr. Pengguo Xi, our chief technology officer, to run our business operations. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

If Mr. Li’s other professional duties interfere or conflict with his duties for our company, our business, results of operations and financial condition could be materially and adversely affected.

Mr. Li, our chairman, currently serves as the chairman and chief executive officer of China Green Agriculture, Inc. (“CGA”), a producer of humic acid based compound fertilizer in the PRC whose common stock is listed on the New York Stock Exchange. Mr. Li’s duties as chairman and chief executive officer of CGA require the devotion of a substantial amount of his professional time and attention. Li currently devotes approximately 70% of his professional time to his duties for CGA. Similarly, our success and the execution of our growth strategy will require his significant efforts and the devotion of a substantial amount of his professional time and attention. If the performance of his duties on behalf of CGA interfere or conflict with his duties as chairman of our company, we may not be able to achieve our anticipated growth and our business, results of operations and financial condition could be materially adversely affected.

Our business could suffer if our executives and directors compete against us and our non-competition agreements with them cannot be enforced.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members to them. Also, if any of our business development managers who keep a close relationship with our customers and business partners joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially adversely affected. Most of our executives have entered into employment agreements with us that contain non-competition provisions. However, if any dispute arises between our executive officers and us, such non-competition provisions may not be enforceable, especially in China, where all of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

A significant portion of the software development, ongoing system support and enhancement service revenues we generate are fixed amounts according to our sales contracts. If we fail to accurately estimate costs and determine resource requirements in relation to our projects, our margins and profitability could be materially and adversely affected.

A significant portion of the software development, ongoing system support and enhancement service revenues we generate are fixed amounts according to our sales contracts or bids we submit. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated customer requirements. We may be unable to accurately assess the time and resources required for completing projects and price our projects accordingly. If we underestimate the time or resources required, we may experience cost overruns and mismatches in project staffing. Conversely, if we over-estimate requirements, our bids may become uncompetitive and we may lose business as a result. Furthermore, any failure to complete a project within the stipulated timeframe could expose us to contractual and other liabilities and damage our reputation.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter telecom operators and consumers from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches, which could adversely affect our results of operations.

If we do not continually enhance our solution and service offerings, we may have difficulty in retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing solutions and to introduce new solutions and features to meet the requirements of our customers in a rapidly developing and evolving market. We currently devote significant resources to refining and expanding our base software modules and to developing solutions that operate in accordance with our customers’ networks and systems. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of these products or services or any products or services that we may plan to introduce in the future. Our present or future products may not satisfy the evolving needs of the telecom industry, and these solutions and services may not achieve anticipated market acceptance or generate incremental revenue. If we are unable to anticipate or respond adequately to the need for solutions and services enhancements due to resource, technological or other constraints, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected.

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of software applications and services to a broader client base. We will be required to make investments in research and development in order to continue to develop new software applications and related service offerings, enhance our existing software applications and related service offerings and achieve market acceptance of our software applications and service offerings. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance existing software applications, our future results of operations would be adversely affected. Development schedules for software applications are difficult to predict. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in new the development of new applications could have a significant impact on its results of operations.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

China’s wireless telecom industry, in which we operate, is characterized by rapidly changing technology, evolving industry standards, frequent new services and solutions introductions and enhancements as well as changing customer demands. New solutions and new technologies often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to adapt to the latest technological progress, such as the 3G standard and technologies, and to develop or acquire and integrate new technologies into our software solutions and IT-related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may not be able to adapt quickly to new technologies or commit sufficient resources to compete successfully against existing or new competitors in bringing to market solutions and services that incorporate these new technologies. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we fail to adapt to changes in technologies and compete successfully against established or new competitors, our business, financial condition and results of operations could be adversely affected.

Returns on our investment in new technologies, such as 3G technology, and new solutions may not materialize as expected.

We have invested and will invest in the future a substantial amount of capital, manpower and other resources to develop new solutions and acquire technologies in preparation for the adoption by the wireless telecom industry in China of new standards and technologies, such as the 3G standard and technologies. However, our abilities to successfully develop and commercialize these new solutions and technologies are subject to a number of risks and uncertainties, including uncertainty surrounding the timing of the adoption of these new standards and technologies by China’s telecom industry and the receptiveness to these new technologies by their customer base, as well as our abilities to develop and market these new solutions cost-effectively and to deliver these solutions ahead of our competitors. Any of the above risks and uncertainties could jeopardize our ability to successfully realize a significant return on our investment in the 3G and other new technologies and solutions, if at all.

Problems with the quality or performance of our solutions may cause delays in the introduction of new solutions or result in the loss of customers and revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

Our software solutions are complex and may contain defects, errors or bugs when first introduced to the market or to a particular customer, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay completion of projects or sales to our customers. In addition, our reputation may be damaged and we may fail to acquire new projects from existing customers or new customers. Errors may occur when we provide systems integration and maintenance services. Some of the contracts with our customers do not have provisions setting forth limitations on liability for consequential damages. Even in cases where we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages arising from the use of our solutions, even if our liability is limited by these provisions. Moreover, claims and liabilities arising from customer problems could also result in adverse publicity and materially and adversely affect our business, results of operations and financial condition. We currently do not carry any product or service liability insurance and any imposition of liability on us may materially and adversely affect our business and increase our cost, resulting in reduced revenues and profitability.

Our products may contain undetected software defects, which could negatively affect our revenues.

Our software products are complex and may contain undetected defects. In the past, we have discovered software defects in certain of our products and have experienced delayed or lost revenues during the period it took to correct these problems. Although we test our products, it is possible that errors may be found or occur in our new or existing products after we have commenced commercial shipment of those products. Defects, whether actual or perceived, could result in adverse publicity, loss of revenues, product returns, a delay in market acceptance of our products, loss of competitive position or claims against us by customers. Any such problems could be costly to remedy and could cause interruptions, delays, or cessation of our product sales, which could cause us to lose existing or prospective customers and could negatively affect our results of operations.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Patent and copyright law covering software-related technologies and IT marketing is evolving rapidly and is subject to a great deal of uncertainty. Our self-developed or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future. Any potential litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Additionally, most of our software development contracts signed with our customers contain indemnity clauses whereby we will indemnify our customers for any loss or damages suffered as a result of any third-party claims against them for any infringement of intellectual property rights in connection with the installation and use of the customized software solutions we develop for them. We may still be exposed to significant liabilities under these indemnity clauses agreed with our customers.

Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.

Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software solutions and systems as proprietary and rely on statutory copyright, trademark, patent, trade secret laws, customer license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. In addition, intellectual property rights and confidentiality protection in China may not be as effective as in the United States, and policing unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all litigation costs in excess of the amount recoverable from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our solutions incorporate a portion of and work in conjunction with third-party hardware and software solutions. If these third-party hardware or software solutions are not available to us at reasonable costs or at all, our results of operations could be adversely impacted.

Although our solutions primarily rely on our own core technologies, some of our solutions incorporate a small portion of third-party hardware and software solutions. In addition, our solutions are designed to work in conjunction with the third-party hardware and software in our customers’ existing systems. If any third party were to discontinue making their solutions available to us or our customers on a timely basis, or increase materially the cost of their solutions, or if our solutions failed to properly function or interoperate with replacement hardware or software solutions, we may need to incur costs in finding replacement third-party solutions and/or redesigning our solutions to replace or function with or on replacement third-party solutions. Replacement solutions may not be available on terms acceptable to us or at all, and we may be unable to develop alternative solutions or redesign our solutions on a timely basis or at a reasonable cost. If any of these were to occur, our results of operations could be adversely impacted.

Our ability to sell our products is highly dependent on the quality of our service and support offerings, and our failure to offer high quality service could have a material adverse effect on our ability to market and sell our products.

Our customers depend upon our customer service and support staff to resolve issues relating to our products. High-quality support services are critical for the successful marketing and sale of our products. If we fail to provide high-quality support on an ongoing basis, our customers may react negatively and we may be materially and adversely affected in our ability to sell additional products to these customers. This could also damage our reputation and prospects with potential customers. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending September 30, 2010, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to this offering, we have been a private company with a limited number of accounting personnel and we have accounted for our business using PRC accounting standards similar for small growing PRC companies. Our accounting staff has limited experience with U.S. GAAP standards and reporting requirements and the rules and regulations as promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB. Our current staff is not experienced in U.S. GAAP requirements and we may experience difficulties or problems in developing strong internal controls and internal documentation, accounting, auditing and reporting systems. It is possible that our weaknesses in these areas could lead to errors and mistakes that are damaging to the Company. We have begun the process to improve our U.S. GAAP reporting capabilities and we plan to hire additional accounting personnel with U.S. GAAP experience to improve our ability to apply U.S. GAAP. We prepared and are in the process of implementing formal accounting policies and procedures to address key accounting areas for routine and non-routine transactions. We are working to implement these measures in fiscal 2010, although we cannot assure you that we will complete such implementation by then. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

We will continue to implement measures to identify and, if necessary, to remedy any material weaknesses and significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act. We estimate that the cost of improving our U.S. GAAP reporting capabilities and establishing effective internal controls will be $250,000 to $350,000 per year, which includes the cost of hiring additional qualified chief financial officer and qualified accounting personnel.

We have very limited insurance coverage which could expose us to significant costs and business disruption.

We do not maintain any insurance coverage for our leased properties. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Shaanxi Province, where our head office is located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources, particularly if it affects our technology platforms which we depend on for delivery of our software and services, and could have a material adverse effect on our financial condition and results of operations.

We may be liable to our customers for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential customer data in connection with the products and services we provide. Under the terms of our customer contracts, we are required to keep such information strictly confidential. We seek to implement specific measures to protect sensitive and confidential customer data. We require our employees to enter into non-disclosure arrangements to limit access to and distribution of our customer’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our customer’ confidential information. If our customers’ proprietary rights are misappropriated by our employees, in violation of any applicable confidentiality agreements or otherwise, our customer may consider us liable for that act and seek damages and compensation from us. However, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing products and services.

It is critical that we use and develop our technology and products without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, results of operations or financial condition.

We have transferred intellectual property rights to a number of our customized software solutions to our customers in the past and may not own all these intellectual property rights. We may be subject to intellectual property infringement claims from these customers and others, which may force us to incur substantial legal expenses and, if determined adversely against us, may disrupt our business and materially and adversely affect our revenues and net income.

Our business involves the development and customization of software solutions for customers. While we retain ownership in the intellectual property rights underlying the core technologies required to develop our customized finished software solutions, in most cases, our contracts for custom-designed projects provided that our customers own, or share with us, intellectual property rights to the finished software solutions developed under such contracts. Under these circumstances, we may not have the right to reuse the related finished software in projects involving other customers nor can we unilaterally apply for copyright registrations, patents or other intellectual property rights for these software solutions. To the extent that we are unable to reuse the software and to the extent that the use of such software is important to the growth of our business with other customers, the inability to reuse such software could hinder the growth of our business. Furthermore, a portion of these contracts provide that our customers have ownership rights to any substantial improvements we subsequently make to the software solutions developed under these contracts. As a result, we may be subject to intellectual property infringement or profit sharing claims in the future from these customers. Any such claims could subject us to costly litigation and may require us to pay damages and develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of the alleged infringement. These could harm our reputation and materially and adversely affect our business and net income.

Our balance sheet includes a deposit for a single significant commercial real estate asset, the Kingtone Center, which is the planned future site of the company’s operations. A significant, long-term decline in the estimated fair value of this property could result in an asset impairment charge, which would be recorded as an operating expense in our Consolidated and Combined Statement of Income and could be material.

Under current accounting standards, real estate, including related improvements, is stated at cost, less any accumulated depreciation. These standards require us to evaluate real estate assets for possible impairment whenever events or circumstances indicate that their carrying value might not be recoverable and exceed the assets’ fair value. The carrying value is deemed unrecoverable if it is greater than the sum of undiscounted cash flows expected to result from the use (including rental income) and eventual disposition of the asset. An impairment loss is equal to the excess of the carrying value over the fair value of the asset. Although we plan to use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in impairment tests for our real estate assets, these estimates are uncertain by nature and can vary from actual results. If we determine that the fair value is less than its carrying value on our balance sheet, we will recognize an impairment charge for the difference.

In April 2008, Kingtone Information contracted to purchase the Kingtone Center, a 20,000 square meter warehouse and industrial facility in Xian, Shaanxi Province, PRC, for approximately $12 million (RMB83,417,200) in an all-cash transaction. We paid the purchase price and are currently in the process of obtaining the property ownership certificate from the provincial government. We plan to move our entire operations to this facility by the end of 2010, at which time we plan to evaluate our immediate needs for existing operations and, if feasible, we may seek to lease out a portion of any unused space. This asset is recorded on Kingtone Information’s balance sheet as of September 30, 2009 as “Deposit to purchase building” and once the certificate is received the asset will be re-characterized accordingly. At September 30, 2009, we had approximately $12,200,000 of deposits for real estate assets on our balance sheet, all of which was attributable to Kingtone Center, which represented 68% of our total assets at September 30, 2009. It is possible that we could have an impairment charge for real estate assets in future periods if the commercial real estate market in the PRC, or in our region of the PRC, suffers a general and sustained decline, which would result in a lower value for our real estate assets. Any such future impairment charge for real estate assets could have a material adverse effect on our financial position or results of operations.

The title transfer for the Kingtone Center has been delayed because certain transfer taxes and fees have not been paid by the seller. A further delay could also delay our possession of the Premises.

Kingtone Information entered into a purchase agreement on April 22, 2008 to purchase the land use right and building ownership of the premises located at No.17 Huoju Road, Beilin District, Xi’an (the “Premises”) for approximately $US12 million (RMB83,417,200) in an all-cash transaction. Kingtone Information has already paid 100% of the purchase price to the seller; however, the title transfer of the Premises has not been consummated because the seller has not yet paid transfer taxes and fees of approximately $US600,000 (RMB 4 million) to the relevant local PRC authorities. We have confirmed with the local authorities that the payment of the taxes and fees is the only outstanding requirement before the issuance of the new certificates for the Premises. Despite Kingtone Information’s efforts to compel the seller to pay such taxes and fees, it has not done so. Further delays in such payment will likely delay the consummation of the title transfer which could also delay our possession of the Premises. Furthermore, until the title transfer is completed, there exists a risk that the Premises could be subjected to competing third-party claims, liens or encumbrances, which could adversely affect the completion of the transfer process. As of the date of this Prospectus, we have no knowledge of any pending or threatened third-party claims or encumbrances relating to the Premises. If the title transfer is further delayed due to the seller’s failure to make the outstanding payment, we may be forced to pay the outstanding amount on seller’s behalf in order to complete the title transfer and take possession of the Premises. In such event, we may consider pursuing a claim for money damages against the seller, although there can be no assurance of a successful recovery.

Seasonality and fluctuations in our customers’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.

Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. A large number of our engineers take leave around the Chinese New Year holiday, which typically falls between late January and February of each year. The lack of man-hours during this holiday period usually leads to relatively lower revenues during the first calendar quarter. We typically experience higher revenues during the fourth quarter of the year as more of our software solutions are delivered and installed close to the year-end, the timing of which delivery and installation is influenced by the calendar-year-based IT budget and spending cycle of many of our customers. Due to the annual budget cycles of most of our customers, we also may be unable to accurately estimate the demand for our solutions and services beyond the immediate calendar year, which could adversely affect our business planning. Moreover, our results will vary depending on our customers’ business needs from year to year. Due to these and other factors, our operating results have fluctuated significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

Our corporate actions are substantially controlled by our principal shareholders, who can cause us to take actions in ways you may not agree with.

Mr. Tao Li, our chairman, beneficially owns and has voting control over 60.1% of our ordinary shares, and our other officers and directors beneficially own and have voting control over an aggregate of 2.5% of our ordinary shares, pursuant to certain Call Option Agreements with Xtra Heights Management Ltd., the record holder of the shares. See the section entitled “Corporate History and Structure”. Even after the completion of this offering, our officers, directors and principal shareholders will hold approximately 44.0% of our outstanding shares (assuming no exercise of the underwriters’ over-allotment option). These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

Risk Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. The reorganization of the telecommunications industry encouraged by the PRC government has directly affected our industry and our growth prospect. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of the telecommunications industry in China or our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Furthermore, if our PRC subsidiaries, including Kingtone Information qualify as “key software enterprises,” they will enjoy a further reduction to their preferential tax rate to 10%. Kingtone Information has been qualified as a “high-technology enterprise” for a three year period from November 21, 2008 and therefore it has benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Otherwise, the applicable tax rate of our PRC subsidiaries may gradually increase to the unified tax rate of 25% by January 1, 2013 under the New EIT Law and the Implementing Rules. Currently, the value-added taxes we pay on our software products are refunded to us by the tax authorities as part of the PRC state policies to encourage the development of the PRC software industry. If Kingtone Information ceases to qualify as a “high-technology enterprise” or “key software enterprise,” or if the refund of the value-added taxes ceases to apply, our financial condition and results of operations could be materially and adversely affected.

If we and/or Topsky were deemed a “resident enterprise” by PRC tax authorities, we and/or Topsky could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. If we and/or Topsky were to be considered a “resident enterprise” by the PRC tax authorities, our and/or Topsky’s global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we and/or Topsky were to generate a substantial amount of income outside of PRC in the future, we and/or Topsky would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders or ADS holders from the transfer of our shares or ADSs may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income. However, as of the date of this prospectus, no final interpretations on the implementation of the “resident enterprise” designation are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, we cannot determine the likelihood of our being designated a “resident enterprise” as of the date of this prospectus.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries and our contractual control of Kingtone Information. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. As a result, there may be limitations on the ability of our PRC subsidiaries to pay dividends or make other investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

In addition, under the New EIT Law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us and/or Topsky may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we and/or Topsky is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Topsky, the direct holder of 100% of the equity interests of Softech, is organized in Singapore. Under the Notice of the State Administration of Taxation on Delivering the Table of Negotiated Dividends and Interest Rates to Lower Levels of People’s Republic of China, such dividend withholding tax rate is reduced to 5% if a Singapore resident enterprise owns over 25% of the PRC company distributing the dividends. As Topsky is a Singapore company and owns 100% of Softech, under the aforesaid notice, any dividends that Softech pays to Topsky will be subject to a withholding tax at the rate of 5%, provided that Topsky is not considered to be PRC tax resident enterprises. If, however, Topsky is regarded as a resident enterprise, the dividends payable to Topsky from Softech may be exempt from the PRC income tax, and the dividends payable from Topsky to us will be subject to a 10% PRC withholding tax (unless we are considered to be a PRC tax resident enterprise). Any such taxes could thus materially reduce the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. The foreign currency-denominated capital shall be verified by an accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs or ordinary shares.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may continue and when and how it may change again. Substantially all of our revenues and costs are denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs or ordinary shares in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Softech’s contractual arrangements with Kingtone Information may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that Softech’s contractual arrangements with Kingtone Information were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Kingtone Information, which could adversely affect us by increasing Kingtone Information’s tax liability without reducing Softech’s tax liability, which could further result in late payment fees and other penalties to Kingtone Information for underpaid taxes.

We control Kingtone Information through contractual arrangements which may not be as effective in providing control over Kingtone Information as direct ownership, and if Kingtone Information or its shareholders breach the contractual arrangements, we would have to rely on legal remedies under PRC law, which may not be available or effective, to enforce or protect our rights.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with Kingtone Information that provide us, through our ownership of Topsky and its ownership of Softech, with effective control over Kingtone Information. We have no direct ownership interest in Kingtone Information. We depend on Kingtone Information to hold and maintain contracts with our customers. Kingtone Information also owns substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employs the personnel for substantially all of our business. Neither our company nor Softech has any ownership interest in Kingtone Information. Although we have been advised by Global Law Office, our PRC legal counsel, that each contract under Softech’s contractual arrangements with Kingtone Information is valid, binding and enforceable under current PRC laws and regulations in effect, these contractual arrangements may not be as effective in providing us with control over Kingtone Information as direct ownership of Kingtone Information would be. In addition, Kingtone Information may breach the contractual arrangements. For example, Kingtone Information may decide not to make contractual payments to Softech, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under PRC law. These remedies may not always be available or effective, particularly in light of uncertainties in the PRC legal system.

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of Softech’s contractual arrangements with Kingtone Information. Softech is considered a foreign invested enterprise under PRC law. As a result, Softech is subject to PRC law limitations on its businesses and foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Capital Market, this offering could be delayed indefinitely.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 (the “New M&A Rules”). This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process, if practicable at all. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006: (i) Softech was directly incorporated by Topsky as a foreign investment enterprise under PRC law; therefore, there was no acquisition of the equity of a “PRC domestic company” as defined under the New M&A Rules; and (ii) the contractual arrangements between Kingtone Information and Softech are not clearly defined and considered as the transaction which shall be applied to the New M&A Rules. Therefore, we did not seek prior CSRC approval for this offering.

However, if the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months, if practicable at all. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006. To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner.

Our current shareholders and/or beneficial owners may fall within the ambit of the SAFE notice and be required to register with the local SAFE branch as required under the SAFE notice. If so required, and if such shareholders and/or beneficial owners fail to timely register their SAFE registrations pursuant to the SAFE notice, or if future shareholders and/or beneficial owners of our company who are PRC residents fail to comply with the registration procedures set forth in the SAFE notice, this may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital (including using the proceeds from this offering) into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

Risks Associated with this Offering and our ADSs

The market price of our ADSs may be highly volatile, and you may not be able to resell at or above the initial public offering price.

Prior to this offering, there has not been a public market for our ordinary shares or ADSs. We cannot assure you that an active trading market for our ADSs will develop following this offering. You may not be able to sell your ADSs quickly or at the market price if trading in our ADSs is not active. The initial public offering price for the ADSs will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our ADSs is likely to be volatile. The price of our ADSs could be subject to wide fluctuations in response to a variety of factors, including the following:

•	Introduction of new products, services or technologies offered by us or our competitors;
•	Failure to meet or exceed revenue and financial projections we provide to the public;
•	Actual or anticipated variations in quarterly operating results;
•	Failure to meet or exceed the estimates and projections of the investment community;
•	General market conditions and overall fluctuations in United States equity markets;
•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
•	Disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•	Additions or departures of key management personnel;
•	Issuances of debt or equity securities;
•	Significant lawsuits, including patent or shareholder litigation;
•	Changes in the market valuations of similar companies;
•	Sales of our ADSs by us or our shareholders in the future;
•	Trading volume of our ADS; and
•	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Nasdaq Capital Market and software products and services companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADS, regardless of our actual operating performance.

If you purchase our ADSs in this offering, you will incur immediate and substantial dilution in the book value of your ADSs.

The public offering price is substantially higher than the net tangible book value per share. Investors purchasing ADSs in this offering will pay a price per ADS that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing ADSs in this offering will incur immediate dilution of $3.98 per ADS, assuming an initial public offering price of $6.50 per ADS. Further, investors purchasing ADSs in this offering will contribute approximately 76.7% of the total amount invested by shareholders since our inception, but will own only approximately 31.6% of the outstanding shares.

This dilution is due to the substantial lower price paid by our investors who purchased their ordinary shares prior to this offering as compared to the price offered to the public in this offering. As a result of the dilution to investors purchasing ADSs in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Sales of a substantial number of ordinary shares or ADSs in the public market by our existing shareholders could cause the price of our ADSs to fall.

Sales of a substantial number of our ordinary shares or ADSs in the public market or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs.

All of our existing shareholders prior to this offering are subject to lock-up agreements with the underwriters of this offering that restrict the shareholders’ ability to transfer ordinary shares or ADSs for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of ordinary shares or ADSs that may be sold immediately following the public offering. Subject to certain limitations, approximately 10,000,000 of our total outstanding shares will be eligible for sale upon expiration of the lock-up period. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ADSs.

Future sales and issuances of our ordinary shares or ADSs or rights to purchase our ordinary shares or ADSs, including pursuant to our 2010 Omnibus Incentive Plan, could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our ADSs to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, ADSs, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

We do not intend to pay dividends on our ordinary shares so any returns will be limited to the value of our ADSs.

We have never declared or paid any cash dividend on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return shareholders will therefore be limited to the value of their ADSs.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum of association and articles of association, the BVI Business Companies Act, 2004, or the BVI Act, of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our ADSs may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our memorandum of association and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum of association and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the company’s constituent documents. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum of association and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote;

and (4) where the company has not complied with provisions requiring approval of a majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Anti-takeover provisions in our memorandum of association and articles of association and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the deposit agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may be a passive foreign investment company, of PFIC, which could lead to additional taxes for U.S. holders of our ADSs or ordinary shares.

We do not expect to be, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, which is a foreign company for which, in any given taxable year, either at least 75% of its gross income is passive income, or investment income in general, or at least 50% of its assets produce or are held to produce passive income, for the current taxable year and we expect to operate in such a manner so as not to become a PFIC for any future taxable year. However, because the determination of PFIC status for any taxable year cannot be made until after the close of such year and requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and determining whether each item of gross income that we earn is passive income, we cannot assure you that we will not become a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, a U.S. holder of our ADSs or ordinary shares could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Taxation — United States Federal Income Taxation — Tax Consequences to U.S. Holders — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements include:

•	our expansion plans;
•	our anticipated growth strategy;
•	our plans to recruit more employees;
•	our plans to invest in research and development to enhance our product or service lines;
•	our future business development, results of operations and financial condition;
•	expected changes in our net revenues and certain cost or expense items;
•	our ability to attract and retain customers; and
•	trends and competition in the enterprise mobile software application market.

You should read thoroughly this prospectus with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains estimates, projections and statistical data related to the enterprise mobile software and IT services market in China. This market data, including data from IDC, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. The enterprise mobile software and IT services market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the software and IT services market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive $27.9 million in net proceeds from our sale of ADSs sold by us in this offering. Our net proceeds from this offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of our ADSs will be $6.50 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase, or decrease, in the assumed initial public offering price would increase, or decrease, net proceeds to us from this offering by approximately $4.4 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our management will have significant flexibility in applying the net proceeds of this offering. We intend to use our net proceeds from this offering as follows:

•	$13.6 million for product development;
•	$5.6 million to expand research and development center;
•	$5.0 million to develop customer relations management (CRM) systems; and
•	the balance of $3.7 million for working capital.

We pursue acquisitions of other businesses as part of our business strategy and may use a portion of the net proceeds to fund acquisitions. We have no agreement with respect to any future acquisition, although we assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions.

Pending their use, we will invest the net proceeds of this offering in a variety of capital preservation investments, including short-term or long-term interest-bearing, marketable securities.

DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares and we do not anticipate paying any cash dividends in the near future. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flows, our general financial condition and future prospects, our capital requirements and surplus, contractual restrictions, the amount of distributions, if any, received by us from our Chinese subsidiaries, and other factors deemed relevant by our board of directors. Any future dividends on our ADSs or ordinary shares would be declared by and subject to the discretion of our board of directors.

We are a holding company incorporated in the British Virgin Islands. In order to pay dividends, if any, to our shareholders, we rely primarily on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

In addition, under the New EIT Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us and/or Topsky may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we and/or Topsky are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Under a special treaty between China and Singapore, such dividend withholding tax rate is reduced to 5% if a Singapore resident enterprise owns over 25% of the PRC company distributing the dividends. As Topsky is a Singapore company and owns 100% of Softech, under the aforesaid treaty, any dividends that Softech pays to Topsky will be subject to a withholding tax at the rate of 5%, provided that we and Topsky are not considered to be PRC tax resident enterprises. If, however, Topsky is regarded as a resident enterprise, dividends payable to Topsky from Softech may be exempt from PRC income tax, and the dividends payable from Topsky to us will be subject to a 10% PRC withholding tax (unless we are considered to be a PRC tax resident enterprise). Any such taxes could thus materially reduce the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders. See “Risk Factors—Risks Related to Doing Business in China—Our holding company structure may limit the payment of dividends.”

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, this prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB 6.8262 to $1.00, the noon buying rate in effect as of September 30, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 23, 2010, the noon buying rate was RMB 6.8270 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (through April 23, 2010)	6.8270	6.8256	6.8275	6.8229

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

CAPITALIZATION

The following table sets forth our capitalization as of November 30, 2009:

•	on an actual basis;
•	on a pro forma basis to reflect the corporate reorganization of our Chinese subsidiaries, including the incorporation of Kingtone Wirelessinfo Solution Holding Ltd in the British Virgin Islands, if it had occurred on November 30, 2009:
•	pro forma as adjusted to reflect the following events as if they had occurred on November 30, 2009:
(i)	the pro forma adjustments discussed above; and
(ii)	the issuance and sale of 4,615,385 ordinary shares in the form of ADSs by us in this offering, at the public offering price of $6.50 per share, the midpoint of the range set forth on the cover of this prospectus, less estimated underwriting discounts and offering expenses payable by us.

You should read the information below in conjunction with the financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of November 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash and Cash Equivalent(1)	$344	$344	$28,259
Debt:
Capital lease obligations (including current portion)	$3,637	$3,637	$3,637
Shareholders’ (deficiency) equity	9,126	9,126	37,041
Ordinary Shares $.001 par value 100,000,000 shares authorized, 10,000,000 shares issued and outstanding, actual; 100,000,000 shares authorized, 10,000,000 shares issued and outstanding, pro forma; and 100,000,000 shares authorized, 14,615,385 shares issued and outstanding, pro forma as adjusted	10	10	15
Additional paid-in capital	7,113	7,113	35,023
Accumulated gain	2,003	2,003	2,003
Total shareholders’ (deficiency) equity	9,126	9,126	37,041
Total capitalization	$12,763	$12,763	$40,678

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $6.50 per ADS, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $4.4 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, we have not granted any options to purchase our ordinary shares. Concurrently with the completion of this offering, we will grant Ms. Ying Yang, our chief financial officer, under our 2010 Omnibus Incentive Plan (i) 100,000 restricted ordinary shares which shall vest in equal installments on April 23, 2011 and April 23, 2012, and (ii) options to purchase 150,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering, 1/3 of which shall vest on the grant date, 1/3 of which shall vest on April 23, 2011, and 1/3 of which shall vest on April 23, 2012.

Concurrently with the completion of this offering, we will also grant to each of Lili Dong, Melody Shi and James Fong, our independent directors, under our 2010 Omnibus Incentive Plan, options to purchase 10,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering, 1/3 of which shall vest on the grant date, 1/3 of which shall vest on the first anniversary of the grant date, and 1/3 of which shall vest on the second anniversary of the grant date.

DILUTION

If you invest in our ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our ADSs and the pro forma net tangible book value per share of our ADSs after this offering. Dilution results from the fact that the per share offering price of our ADSs is substantially in excess of the net tangible book value per share attributable to the existing shareholders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our pro forma net tangible book value before completion of this offering as of November 30, 2009, before giving effect to the sale of 4,615,385 ADSs, was $9.126 million or $0.91 per ordinary share.

In addition, after giving effect to the sale of 4,615,385 ADSs at an assumed initial public offering price of $6.50 per ADS, which is the mid-point of the price range set forth on the cover page of this prospectus, in this offering after deducting underwriting discounts and commissions, estimated offering expenses and other related transaction costs payable by us, our pro forma as adjusted net tangible book value as of November 30, 2009 would have been $36.891 million or $2.52 per ordinary share, including ordinary shares underlying our ADSs, and $2.52 per ADS.

The following table illustrates as of November 30, 2009 the pro forma immediate increase in book value of $1.61 per ordinary share for the existing shareholders and the immediate dilution of $3.98 per ordinary share to new shareholders purchasing ADSs in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs:

	Ordinary Share	ADS
Assumed public offering price per share	$6.50	$6.50
Net tangible book value per share as of November 30, 2009	$0.91
Pro forma net tangible book value per share as of November 30, 2009, as adjusted		$2.52
Dilution in net tangible book value per share to new investors	$3.98	$3.98

A $1.00 increase (decrease) in the assumed initial public offering price of $6.50 per ADS, which is the mid-point of the price range set forth on the cover of this prospectus, would increase (decrease) our net tangible book value by $0.12 per ordinary share and $0.12 per ADS.

The following table summarizes, on the same pro forma basis as of November 30, 2009, the differences between the existing equity holder and the new shareholders in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price per share paid before deducting the underwriting discount and estimated offering expenses:

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percentage	Amount	Percentage
	(In Thousands)	(In Thousands)	(In Thousands)
Existing shareholders	10,000	68.4	$9,126	23.3	$0.91	$0.91
New investors	4,615	31.6	30,000	76.7	$6.50	$6.50
Total	14,615	100.0%	$39,126	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $6.50 per ADS, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors in this offering and by all investors by $4.6 million, and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

The above discussion and tables assume no exercise of the underwriters’ option to purchase up to an additional 692,308 ADSs.

If the underwriters' exercise their option to purchase additional ADSs in full, the pro forma net tangible book value per share as of November 30, 2009, would be approximately $2.69 per ADS and the dilution in pro forma net tangible book value per share to new shareholders would be $3.81 per ADS. Furthermore, the percentage of our ordinary shares held by existing shareholders would decrease to approximately 65.3% and the percentage of our ordinary shares, in the form of ADSs, held by new shareholders would increase to approximately 34.7%.

As of the date of this prospectus, 1,500,000 ordinary shares have been reserved for issuances in the future under our 2010 Omnibus Incentive Plan, none of which have been issued. Concurrently with the completion of this offering, we will grant Ms. Ying Yang, our chief financial officer, under our 2010 Omnibus Incentive Plan (i) 100,000 restricted ordinary shares which shall vest in equal installments on April 23, 2011 and April 23, 2012, and (ii) options to purchase 150,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering, 1/3 of which shall vest on the grant date, 1/3 of which shall vest on April 23, 2011, and 1/3 of which shall vest on April 23, 2012.

Concurrently with the completion of this offering, we will also grant to each of Lili Dong, Melody Shi and James Fong, our independent directors, under our 2010 Omnibus Incentive Plan, options to purchase 10,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering, 1/3 of which shall vest on the grant date, 1/3 of which shall vest on the first anniversary of the grant date, and 1/3 of which shall vest on the second anniversary of the grant date. If we issue additional shares or options that are exercised under our 2010 Omnibus Incentive Plan, new investors will experience further dilution.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

The following selected consolidated and combined financial data are presented on a combined basis with our affiliate Kingtone Information which was incorporated in Xi’an, ShaanXi province, China on December 30, 2001. We and Kingtone Information are under common control which has established the basis to consolidate and combine our selected financial data from the earliest date presented. The selected financial data are those of Kingtone information through October 27, 2009 when we were formed and, thus, are shown on a combined basis with Kingtone information from October 27, 2009 to November 30, 2009. The selected consolidated and combined statements of income and comprehensive income data for the years ended November 30, 2009 and 2008 and the selected consolidated and combined balance sheets data as of November 30, 2009 and 2008 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The selected consolidated and combined statement of income and comprehensive income data for the years ended November 30, 2007, 2006 and 2005 and the selected consolidated and combined balance sheet data as of November 30, 2007, 2006 and 2005 have been derived from our books and records and are unaudited. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated and Combined Statements of Income and Comprehensive Income Data

	For the Years Ended November 30,
	2009 Audited	2008 Audited	2007 Unaudited	2006 Unaudited	2005 Unaudited
	($ in Thousands, Except per Share Data)
Total revenues	11,240	4,286	4,012	1,472	1,505
Cost of revenues	3,894	1,621	2,972	775	775
Gross margin	7,346	2,665	1,040	697	730
Operating expenses:
Sales and marketing	350	301	239	237	199
General and administrative	537	355	644	504	459
Research and development	139	79	0	0	0
Total operating expenses	1,026	735	883	740	658
Operating (loss) profit	6,320	1,930	157	(44)	72
Subsidy income	307	163	—	—	—
Interest expense	(340)	(531)	(608)	(506)	(181)
Other income	24	16	—	2	2
Other expense	(79)	(372)	—	(0)	(112)
(Loss) income before income tax expense	6,232	1,206	(451)	(547)	(219)
Income tax expense	(935)	(191)	—	—	—
Net (loss) income	5,297	1,015	(451)	(547)	(219)
Other comprehensive income
Foreign currency translation gain	22	544	267	0	0
Comprehensive income	5,319	1,559	(184)	(547)	(219)
Earnings (loss) per share:
Basic	0.53	0.10	(0.05)	(0.05)	(0.02)
Diluted	0.53	0.10	(0.05)	(0.05)	(0.02)
Weighted average ordinary shares:
Basic	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Diluted	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated and Combined Balance Sheets Data

	As of November 30
	2009 Audited	2008 Audited	2007 Unaudited	2006 Unaudited	2005 Unaudited
	($ in Thousands)
Cash and bank deposits	344	9	7	98	1,683
Total current assets	4,014	12,884	17,360	11,745	9,993
Total assets	17,907	14,677	18,687	13,833	12,294
Advances from customers	1,398	2,817	3,168	315	467
Dividend payable	1,117	—	—	—	—
Total current liabilities	8,781	6,953	13,601	8,794	6,707
Total shareholders’ equity	9,126	7,724	5,086	5,039	5,586
Total liabilities and shareholders’ equity	17,907	14,677	18,687	13,833	12,294

CORPORATE HISTORY AND STRUCTURE

We are a holding company and conduct our operations through a contractually-controlled entity in the PRC named Xi’an Kingtone Information Technology Co., Ltd., a PRC limited liability company (“Kingtone Information”). Kingtone Information was incorporated in Xi’an province as a company limited by stocks on December 30, 2001. When it was incorporated, it had a registered capital of RMB 50 million and its name was Xi’an TechTeam Intelligent Technology Stock Co., Ltd. Kingtone Information increased its registered capital to RMB 56,000,000 on June 16, 2008 and changed its name to the current name on November 5, 2003. Kingtone Information is majority-owned by Mr. Tao Li, our chairman.

In December 2009, we consummated a number of related transactions through which we acquired control of Kingtone Information. Xi’an Softech Co., Ltd. (“Softech”), a company incorporated on November 27, 2009 under the laws of the PRC as a wholly foreign-owned enterprise (“WFOE”), entered into a series of agreements (the “Control Agreements”) with Kingtone Information and the shareholders of Kingtone Information pursuant to which Softech was granted full managerial and economic control over Kingtone Information, effectively rendering Kingtone Information a contractual subsidiary of Softech. We entered into this contractual control relationship in order to comply with certain PRC regulations relating to the nature and sensitivity of certain aspects of Kingtone Information’s business; namely, its work on PRC government projects. See the subsection below entitled “Contractual Arrangements with Kingtone Information and Its Respective Shareholders” for further information on these contractual arrangements.

Softech is a wholly-owned subsidiary of Topsky Info-tech Holdings Pte Ltd. (“Topsky”), a company incorporated under the laws of Singapore on November 3, 2009. Topky, in turn, is our wholly-owned subsidiary. We were incorporated under the name ReiZii Capital Management Ltd. in the British Virgin Islands on October 27, 2009 and changed our name to Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) on December 17, 2009.

Xtra Heights Management Ltd. (“Xtra”), which was incorporated in the British Virgin Islands on September 29, 2009, owns 6,806,250 shares of Kingtone Wireless, representing approximately 68.06% of the total issued and outstanding shares of Kingtone Wireless; SCGC Capital Holding Company Limited (“SCGC Capital”), which was incorporated in the British Virgin Islands on November 16, 2006, owns 1,060,714 shares of Kingtone Wireless, representing approximately 10.61% of the total issued and outstanding shares of Kingtone Wireless; Big Leap Enterprises Limited (“Big Leap”), which was incorporated in the British Virgin Islands on October 28, 2009, owns 1,060,714 shares of Kingtone Wireless, representing approximately 10.61% of the total issued and outstanding shares of Kingtone Wireless; Silver Avenue Overseas Inc. (“Silver Avenue”), which was incorporated in the British Virgin Islands on October 28, 2009, owns 972,322 shares of Kingtone Wireless representing, approximately 9.72% of the total issued and outstanding shares of Kingtone Wireless; Millennium Group Inc. (“Millennium ”), a California corporation incorporated on June 29, 1994, owns 100,000 shares of Kingtone Wireless representing approximately 1% of the total issued and outstanding shares of Kingtone Wireless. Millennium received such shares in consideration for consulting services provided to Kingtone Information.

In exchange for causing Kingtone Information to enter into the Control Agreements, the shareholders of Kingtone Information received the right to acquire ordinary shares of Kingtone Wireless, through their nominee entities (Xtra, SCGC, Big Leap and Silver Avenue), in the same relative ownership percentage as they hold in Kingtone Information prior to the offering and before giving effect to the 100,000 ordinary shares issued to Millennium. As part of the restructuring, certain of the shareholders of Kingtone Information entered into a Call Option Agreement dated as of December 15, 2009 with Xtra and Sha Li, Xtra’s sole shareholder, pursuant to which the shareholders of Kingtone Information are entitled to purchase up to an aggregate of 6,806,250 shares of Kingtone Wireless over time if certain conditions are satisfied. See the subsection below entitled “Call Option Agreements between Xtra Heights Management Ltd. and Shareholders of Kingtone Information” for further information on the Call Option Agreements. The remaining Kingtone Information shareholders have unwritten understandings with SCGC, Big Leap and Silver Avenue, as applicable, and their respective nominee shareholders, pursuant to which the Kingtone Information shareholders are entitled to purchase up to an aggregate of 3,093,750 of our ordinary shares upon the satisfaction of conditions similar to those set forth in the Call Option Agreements with Xtra.

Xtra is owned by Sha Li, a Singapore resident. However, pursuant to the call options agreements, the beneficial owners of our ordinary shares held by Xtra are as set forth in the table below, which share amounts are equal to each beneficial owner’s respective pro rata equity interest in Kingtone Information:

Name	Relationship to Kingtone Wireless	Shares
Tao Li	Chairman	6,099,107
Peng Zhang	Chief Executive Officer	35,357
Li Wu	Director	107,839
Jun Ma	Chief Technology Officer	35,357
Pengguo Xi	Vice President of Research and Development	35,357
Xianying Chen	Vice President of Application Development	35,357
Wei Pu	Softech employee	102,536
Jian Ping Li	Softech employee	88,393
Yu Fan Zhang	Softech employee	88,393
Wei Zhang	Softech employee	88,393
Xiao Bin Zhang	Softech employee	53,036
Wei Wang	Softech employee	37,125

SCGC Capital is owned by Shenzhen Capital (Hong Kong) Company Limited, a Hong Kong company. Big Leap is owned by Xuetao Chen, a PRC resident. Silver Avenue is owned by Hu Gao, a PRC resident. Millennium is owned by Jonathon Mork, a U.S. resident. None of our officers or directors is the beneficial owner of the ordinary shares held of record by SCGC Capital, Big Leap or Silver Avenue.

The following diagrams illustrate our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates before the offering and upon the consummation of the offering.

Organizational Chart — Before the Offering

Organizational Chart — Upon Consummation of the Offering

(1)	Assumes the issuance of 4,615,385 ADSs at a price of $6.50 per ADS, the midpoint of the estimated range of the public offering price.

Contractual Arrangements with Kingtone Information and Its Respective Shareholders

Our relationship with Kingtone Information and each of its respective shareholders is governed by a series of contractual arrangements. Some of the businesses in which Kingtone Information is engaged deal with classified government information in China. Current PRC laws and regulations do not allow companies with foreign equity holders to carry out such business activities. If we had a direct or indirect ownership in Kingtone Information, it could materially and adversely affect Kingtone Information’s ability to perform existing contracts and to win future contracts. Therefore, Softech and Kingtone Information entered into the following contractual arrangements to allow us to effectively control Kingtone Information but without violating relevant PRC laws and regulations. Under PRC laws, each of Softech and Kingtone Information is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Pursuant to the contractual arrangements between Softech and Kingtone Information, as applicable, Kingtone Information transfers any and all net profits generated from its operations to Softech. Effective December 15, 2009, Softech entered into several control agreements with Kingtone Information, which agreements are summarized below. The following is a summary of the material terms of the agreements and investors should review the terms of the actual agreements filed as exhibits to the registration statement, of which this prospectus is a part.

Entrusted Management Agreement

Pursuant to the terms of a certain Entrusted Management Agreement dated December 15, 2009 among Kingtone Information, Softech and the shareholders of Kingtone Information (the `Entrusted Management Agreement`), Kingtone Information and its shareholders agreed to entrust the operations and management of its business to Softech. According to the Entrusted Management Agreement, Softech possesses the full and exclusive right to manage Kingtone Information’s operations, assets and personnel, has the right to control all of Kingtone Information's cash flows through an entrusted bank account, is entitled to Kingtone Information's net profits as a management fee, is obligated to pay all of Kingtone Information’s payables and loan payments, and bears all losses of Kingtone Information. The Entrusted Management Agreement will remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires all of the assets or equity of Kingtone Information (as more fully described below under “Exclusive Option Agreement”). Prior to that acquisition, Kingtone Information will continue to own all of its assets. We anticipate that Kingtone Information will continue to be the contracting party under its customer contracts, banks loans and certain other assets until such time as those may be transferred to Softech.

Exclusive Technology Service Agreement

Pursuant to the terms of a certain Exclusive Technology Service Agreement dated December 15, 2009 between Kingtone Information and Softech (“the Exclusive Technology Services Agreement”), Softech is the exclusive technology services provider to Kingtone Information. Kingtone Information agreed to pay Softech all fees payable for technologies services prior to making any payments under the Entrusted Management Agreement. Any payment from Kingtone Information to Softech must comply with applicable Chinese laws. Further, the parties agreed that Softech shall retain sole ownership of all intellectual property developed in connection with providing technology services to Kingtone Information. The Exclusive Technology Services Agreement shall remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Shareholders’ Voting Proxy Agreement

Pursuant to the terms of a certain Shareholders’ Voting Proxy Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Shareholders’ Voting Proxy Agreement”), each of the shareholders of Kingtone Information irrevocably appointed Softech as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kingtone Information, including the appointment and election of directors of Kingtone Information. Softech agreed that it shall maintain a board of directors the composition of which will be the members of the board of directors of Kingtone Wireless, except those directors that are employed solely for the purpose of satisfying listing or financing requirements of Kingtone Wireless. The Shareholders’ Voting Proxy Agreement will remain in effect until Softech acquires all of the assets or equity of Kingtone Information.

Exclusive Option Agreement

Pursuant to the terms of a certain Exclusive Option Agreement dated December 15, 2009 among Softech, Kingtone Information and the shareholders of Kingtone Information (the “Exclusive Option Agreement”), the shareholders of Kingtone Information granted Softech an irrevocable and exclusive purchase option (the “Option”) to acquire Kingtone Information’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. As discussed above, current PRC law does not allow foreigners to hold equity interests in a PRC entity that engages in business dealing with classified government information. Accordingly, the Option is exercisable at any time at Softech’s discretion so long as such exercise and subsequent acquisition of Kingtone Information does not violate PRC law. The consideration for the exercise of the Option is to be determined by the parties and memorialized in the future by definitive agreements setting forth the kind and value of such consideration. To the extent Kingtone Information shareholders receive any of such consideration, the Option requires them to transfer (and not retain) the same to Kingtone Information or Softech. The Exclusive Option Agreement may be terminated by mutual agreement or by 30 days written notice by Softech.

Equity Pledge Agreement

Pursuant to the terms of a certain Equity Pledge Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the `Pledge Agreement`), the shareholders of Kingtone Information pledged all of their equity interests in Kingtone Information, including the proceeds thereof, to guarantee all of

Softech's rights and benefits under the Entrusted Management Agreement, the Exclusive Technology Service Agreement, the Shareholders’ Voting Proxy Agreement and the Exclusive Option Agreement. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Softech's prior written consent. The Pledge Agreement may be terminated only upon the written agreement of the parties.

Call Option Agreements between Xtra Heights Management Ltd. and Certain Shareholders of Kingtone Information

In connection with our December 2009 reorganization, twelve individual shareholders (listed below) of Kingtone Information (individually a “Purchaser” and collectively the “Purchasers”) each entered into a Call Option Agreement (collectively the “Call Option Agreements”) with Xtra and its sole shareholder Sha Li (collectively the “Seller”) dated as of December 15, 2009. Pursuant to the terms and conditions of the Call Option Agreements, the Purchasers are entitled to purchase up to an aggregate of 6,806,250 ordinary shares of our company from the Seller at a price of $0.001 per share. Specifically, (i) if the Purchasers enter into an employment agreement to serve for Softech for a term of not less than five years, the Purchasers are entitled to purchase up to 3,403,125 ordinary shares from the Seller; (ii) if Softech achieves not less than $500,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2010, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; (iii) if Softech achieves not less than $1,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2011, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; and (iv) if Softech achieves not less than $2,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2012, the Purchasers are entitled to purchase up to 680,625 ordinary shares from the Seller. Under the Call Option Agreements, the Seller also irrevocably appoints each corresponding Purchaser with the exclusive right to exercise, on its behalf, all of the voting rights of the Seller’s shares. Additionally, the Call Option Agreements grant the Purchasers the right to all distributions made by us, including without limitation, dividends, in respect of the Seller’s shares.

The Purchasers entered into the Call Option Agreements upon terms substantially similar to the terms set forth in that certain Term Sheet, dated October 27, 2009, between the Purchasers and Ms. Sha Li.

The twelve Purchasers are (i) Tao Li, our chairman, Peng Zhang, our chief executive officer, (ii) Li Wu, a member of our board of directors and our former chief financial officer, (iii) Jun Ma, our chief technology officer, (iv) Pengguo Xi, our vice president of research and development, (v) Xianying Chen, our vice president of application development, and (vi) Jian Ping Li, Wei Pu, Wei Wang, Wei Zhang, Xiao Bin Zhang, and Yu Fan Zhang, all of whom are employees of Softech.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with Selected Consolidated and Combined Financial Data and the audited consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Overview

We were incorporated on October 27, 2009 under the laws of the British Virgin Islands and act as a holding company. We conduct substantially all of our operations through our contractually-controlled PRC entity, Kingtone Information, which focuses on developing mobile enterprise solutions in China. We provide a suite of applications that enable mission-specific field and long-distance information management in wireless environments.

Kingtone Information commenced its current line of business in 2001 as an industrial automation management and control software system developer. We subsequently developed a core middleware platform consisting of standardized modules. This core middleware platform allows our solutions to seamlessly integrate with our customers’ existing information management systems. The core middleware platform can host an array of standardized and scalable applications developed by us. This structured design allows us to timely and cost-effectively meet our customers’ specific requirements and respond to their operational changes. Customized packages of our middleware platform and applications are marketed as tailored solutions to business and government customers of all kinds.

Due to the recent deployment of 3G telecommunication networks in China, demand for wireless enterprise application solutions has grown exponentially. We believe we are well positioned to capitalize on this market trend to further expand our market share and grow our revenue and profits.

Background

Our consolidated financial statements are presented on a fiscal year end November 30 basis reflecting no historical operations.

In December 2009, through one of our subsidiaries, we entered into a series of agreements with Kingtone Information establishing Kingtone Information as our contractually-controlled Variable Interest Entity. Kingtone Information was formed on December 28, 2001 and its financial statements are presented on a fiscal year end September 30 basis.

We and Kingtone Information were entities under common control for all periods presented. The financial statements presented reflect the consolidation of our subsidiaries for the period ended November 30, 2009 and the combination of Kingtone Information’s financial statements for its years ended September 30, 2009 and 2008. Although we present our financial statements for years ended November 30 throughout the rest of this Prospectus, for the purpose of this management discussion and analysis, we use Kingtone Information's audited financial statements, which ends September 30, 2009 and 2008.

On March 2010, our board of directors approved a change in our fiscal year end from November 30 to September 30 in order to coincide with the fiscal year end of Kingtone Information, our contractually-controlled subsidiary.

Results of Operations for the fiscal years ended September 30, 2009 compared to fiscal year ended September 30, 2008.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For Years Ended September 30
	2009		2008		Changes
	($ in Thousands, Except per Share Data)
Revenue	$11,240	100.0%	$4,286	100.0%	162.2%
Cost of sales	3,894	34.6%	1,621	37.8%	140.2%
Gross margin	7,346	65.4%	2,665	62.2%	175.6%
Operating expenses
Selling and marketing expenses	350	3.1%	301	7.0%	16.3%
General and administrative expenses	537	4.8%	355	8.3%	51.3%
Research and development expense	139	1.2%	79	1.8%	75.9%
	1,026	9.1%	735	17.1%	39.6%
Income from operations	6,320	56.2%	1,930	45.0%	227.5%
Other income(expense)
Subsidy income	307	2.7%	163	3.8%	88.3%
Interest expense	(340)	-3.0%	(531)	-12.4%	-36.0%
Other income	24	0.2%	16	0.4%	50.0%
Other expenses	(79)	-0.7%	(372)	-8.7%	-78.8%
	(88)	0.8%	(724)	-16.9%	-87.8%
Income before income tax expense	6,232	55.4%	1,206	28.1%	416.7%
Income tax expense	(935)	-8.3%	(191)	4.5%	389.5%
Net income	5,297	47.1%	1,015	23.7%	421.9%
Other comprehensive income
Foreign currency translation gain (loss)	22	0.2%	544	12.7%	-96.0%
Comprehensive income	$5,319	47.3%	$1,559	36.4%	241.2%
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING	10,000,000		10,000,000		0.0%
Net earnings per ordinary share:
Basic and Diluted	$0.53		$0.10		430.0%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For Years Ended September 30
	2009		2008		Changes
	($ in Thousands, Except per Share Data)
Revenue
Software	$5,170	46.0%	$987	23.0%	423.8%
Wireless system solution	6,070	54.0%	3,299	77.0%	84.0%
Total revenue	11,240	100.0%	4,286	100.0%	162.2%
Cost of Sales
Software	476	12.2%	183	11.3%	160.1%
Wireless system solution	3,418	87.8%	1,438	88.7%	137.7%
Total cost of sales	3,894	100.0%	1,621	100.0%	140.2%
Goss Margin
Software	4,694	63.9%	804	30.2%	483.8%
Wireless system solution	2,652	36.1%	1,861	69.8%	42.5%
Total gross margin	7,346	100.0%	2,665	100.0%	175.6%
Gross Margin Percentage
Software		90.8%		81.5%
Wireless system solution		43.7%		56.4%
Blended gross margin percentage		65.4%		62.2%

Revenue

In the past two years, we have experienced rapid growth and significantly expanded our business. Our revenue grew by 162.2% to approximately $11.2 million in the year ended September 30, 2009 from approximately $4.3 million in the year ended September 30, 2008. Excluding a related party transaction, our revenues grew to $10.1 million in the year ended September 30, 2009.

We derived our revenue from the provision of our software solutions and wireless systems. Software sales refer to sales of pure software, support contracts and services without aggregating third-party hardware or software under our contract for delivery. Our customers are responsible for purchasing and providing the necessary hardware and software to work with our software solutions to form enterprise mobile solutions. Software sales are mostly sales to our vertical industry application markets other than the automation telematics application market. These sales are usually performed during a short period of time, from 1-2 weeks to 1-2 months. Wireless system solution sales refer to sales of our software, support contacts and services aggregated with third-party hardware and software under our contract to deliver as turn-key systems. Wireless system solution sales mostly sales to our automation telematics customers. These sales are usually performed over a longer period of time, ranging from approximately two months to approximately two years. The sales process often includes purchase, integration and installation of automation equipments on behalf of our customers and finished with installation and configuration of our software solutions.

Our revenue from software solution sales grew by 423.8% to approximately $5.2 million in the year ended September 30, 2009 from approximately $1.0 million in the year ended September 30, 2008. As a percentage of total revenue, software solution sales revenue grew from 23% to 46%. The significant growth of our software solution revenue was mainly driven by accelerated adoption of mobile enterprises applications by our government agency customers and general business customers.

Our revenue from wireless system sales grew by 84% to approximately $6.1 million in the year ended September 30, 2009 from approximately $3.3 million in the year ended September 30, 2008. This growth was driven by growing mobile application demand from our industrial automation customers and demand for our Kingtone portal mobile video server system solutions. As a percentage of total revenue, wireless system revenue decreased from 77% to 54% of our total revenue.

In the years ended September 30, 2009 and 2008, we had one significant single customer, which was engaged in the petroleum and petrochemical industry. In the year ended September 30, 2009, approximately $5.0 million revenue was derived from this customer, representing 44.7% of our total revenue, including approximately $0.8 million revenue from one contract related to this customer in software sales, representing 15.4% of our software revenue, and approximately $4.2 million revenue from three contracts related to this customer in wireless system solution sales, representing 69.6% of our wireless system solution revenue. In the year ended September 30, 2008, approximately $2.4 million of our total revenue was derived from one contract with this customer, representing 57% of our total revenue, including 0% of our software revenue and 74% of our wireless system solution revenue.

In the year ended September 30, 2009, we derived approximately $1.1 million of our total revenue from two contracts with Xi’an TechTeam Humic Acid Products Co., Ltd., an indirect subsidiary of China Green Agriculture, Inc., a company that is majority-owned by Mr. Tao Li, our chairman, and whose chairman, president and chief executive officer is Mr. Li. This revenue represented 10.2% of our total revenue and 18.9% of our revenue from wireless system solutions sales. In the year ended September 30, 2008, we did not have any sales to related parties.

Cost of Sales

Our cost of sales increased by 140.2% to approximately $3.9 million in the year ended September 30, 2009 from approximately $1.6 million in the year ended September 30, 2008. The growth in our cost of sales was driven by the growth of our revenue. As a percentage of our revenues, our cost of sales decreased to 34.6% of revenues in the year ended September 30, 2009 from 37.8% of revenues in the year ended September 30, 2008.

Cost of sales for software increased by 160.1% to approximately $0.5 million in the year ended September 30, 2009 from approximately $0.2 million in the year ended September 30, 2008, representing 12.2% and 11.3% of our total cost of sales and 9.2% and 18.5% of our software revenue in the fiscal years ended September 2009 and 2008, respectively. Our software is developed out of our core wireless application software platform with limited secondary development efforts. As a result, the growth of software cost of sales was significantly less than the growth of software revenue.

Cost of sales for wireless system solutions increased by 137.7% to approximately $3.4 million in the year ended September 30, 2009 from approximately $1.4 million in the year ended September 30, 2008, representing 87.8% and 88.7% of total cost of sales and 56.3% and 43.6% of wireless system solutions in the fiscal years ended September 2009 and 2008, respectively.

The principal component of our cost of sales for wireless system solutions is the hardware we purchase from third-party vendors on behalf of our customers. Although we principally provide software solutions to our customers, our customers, especially those using wireless industrial automation applications, expect us to combine our software solution with certain hardware and to deliver a singular complete turn-key wireless system. As a result, we quote a total contract price for both software and hardware and issue a single invoice.

Gross Margin

Our total gross margin increased by 175.6% to approximately $7.3 million in the year ended September 30, 2009 from approximately $2.7 million in the year ended September 30, 2008. Our blended gross margin percentage was 65.4% and 62.2% in the years ended September 30, 2009 and 2008, respectively. The improvement in our blended gross margin percentage was mainly caused by our increased gross margin percentage in, and our proportion of revenue from, our software solution sales in fiscal 2009, which was partially offset by the decreased gross margin percentage in our wireless system solution sales.

Our gross margin for software sales increased by 483.8% to approximately $4.7 million in the year ended September 30, 2009 from approximately $0.8 million in the year ended September 30, 2008. Our gross margin percentage for software solutions sales increased to 90.8% in the year ended September 30, 2009 from 81.5% in the year ended September 30, 2008. This increase of gross margin percentage was primarily due to the adaptability of our existing platform which we can configure and tailor without significant additional expenditure.

Our gross margin for wireless system sales increased by 42.5% to approximately $2.7 million in the year ended September 30, 2009 from approximately $1.9 million in the year ended September 30, 2008. Our gross margin percentage for wireless system sales decreased to 43.7% in the year ended September 30, 2009 from 56.4% in the year ended September 30, 2008. The decrease in gross margin percentage was mainly attributable to the higher portion of purchased hardware included in our wireless system sales in fiscal 2009.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses increased by 16.3% to approximately $0.35 million in fiscal 2009 from approximately $0.3 million in fiscal 2008, and represented 3.1% and 7.0% of our revenue for the years ended September 30, 2009 and 2008, respectively. Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses.

Although our revenue increased significantly from fiscal year 2008 to fiscal year 2009, our selling and marketing expenses increased moderately because our sales and marketing team improved their efficiency while remaining roughly the same size. We expect our selling and marketing expenses to increase in the near future as we increase our business development efforts, hire additional sales personnel, target additional customers and initiate additional marketing programs to further build our brand. However, we expect our selling and marketing expenses as a percentage of revenue to decrease because we believe our revenue will grow at a faster pace.

General and Administrative Expenses

Our general and administrative expenses increased by 51.3% to approximately $0.54 million in fiscal 2009from approximately $0.36 million in fiscal 2008, and represented 4.8% and 8.3% of our revenue for the years ended September 30, 2009 and 2008, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and other miscellaneous administrative costs. We expect our general and administrative expenses to increase significantly from the year ended September 30, 2009 level as we incur costs to comply with the requirements imposed on a public company in the U.S. and to conduct financing and investor relations activities. As a percentage of revenue, we expect our general and administrative expenses in fiscal 2010 to remain at about the same level as in the year ended September 30, 2009.

Research and Development Expenses

Our research and development expenses increased 75.9% to approximately $0.14 million in fiscal 2009 from approximately $0.08 million in fiscal 2008, and represented 1.2% and 1.8% of our revenue for the years ended September 30, 2009 and 2008, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities, and depreciation and amortization expenses relating to our research and development center. We plan to increase the size of our research and development team and have budgeted a significant portion of our projected cash flow during the near future and a portion of the proceeds from the offering of our ADSs for developing new software solutions, as well as to better equip our research and development center to maintain our technology edge in our industry. Therefore, we expect our research and development expenses will increase in both dollar amount and as a percentage of our revenue.

Income from Operations

Income from operations grew 227.5% to approximately $6.3 million in the year ended September 30, 2009 from approximately $1.9 million in the year ended September 30, 2008. The growth of income from operations was mainly attributed to the growth in our revenue.

Net Income

Net income grew by 421.9% to approximately $5.3 million in the year ended September 30, 2009 from approximately $1.0 million in the year ended September 30, 2008. The growth of net income was mainly attributed to the growth in our revenue.

Critical Accounting Policies

Revenue Recognition

Revenues consist primarily of sales of wireless system software service solutions and other customized software with support contracts. We recognize revenue when (1) pervasive evidence of an arrangement exists, (2) delivery has occurred and customer acceptance is reasonably assured, (3) the fee is fixed or determinable, and (4) collectability is probable.

We generally provide wireless system software service solutions and customized software under short and long-term fixed-price contracts that require significant production and customization. The contract periods range from two months to approximately two years in length. We recognizes income for these contracts following both the percentage-of-completion method, measured by contract milestones and on the basis of actual costs incurred versus the total estimated contract costs, and on the completed contract method in accordance with the AICPA’s Statement of Position (“SOP”) 81-1 (ASC No. 605-35) and 97-2 (ASC No.985-605).

Provided unapproved change orders or claims occur in the future, in accounting for contracts, we follows Paragraphs 62 and 65 of the AICPA’s Statement of Position 81-1 — Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) (ASC No. 605-35). We will recognize as revenues costs associated with unapproved change orders (Paragraph 62 of SOP 81-1) (ASC No. 605-35) or claims (Paragraph 65 of SOP 81-1) (ASC No. 605-35) to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. However, we have not experienced significant unapproved change orders in the past.

The software contracts generally provide for postcontract customer support (“PCS”) for a period of one year from delivery of the software. The value of PCS revenue is not separately reported and is accounted for as part of the entire fee under the contract accounting methods described above since the PCS meets the criteria specified in SOP 97-2 paragraph 59 (ASC No. 985-605-25-71) as follows:

•	PCS is included in the total contract price;
•	PCS is for one year or less;
•	estimated costs are insignificant;
•	upgrades and enhancements during the PCS term have historically been and are expected to continue to be minimal and infrequent; and
•	the contract does not include any service elements that are accounted for separately.

All other services are provided under separate agreements and fee arrangements and the related revenue is recognized over the period the services are provided.

Unbilled revenue consists of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date.

We present all sales revenue net of a value-added tax (“VAT”) or a sales tax.

Cost of sales.  When the criteria for revenue recognition have been met, costs incurred are recognized as cost of sales. Cost of sales (exclusive of depreciation and amortization) primarily includes the cost of the hardware purchased from the third parties, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2009, we had a working capital deficit of approximately $4.8 million, including cash of approximately $0.3 million. The following table sets forth a summary of our cash flow for the periods indicated, in thousands of dollars:

	For the Year Ended September 30,
	2009	2008
	($ in Thousands)
Net cash provided by operating activities	$4,000	$81
Net cash used in investing activities	(12,210)	(644)
Net cash provided by financing activities	8,335	563
Effect of exchange rate fluctuation on cash and cash equivalents	0	2
Net cash flow	125	2
Cash and cash equivalents, beginning of year	9	7
Cash and cash equivalents, end of year	134	9

Operating Activities

Net cash provided by operating activities was approximately $4 million for the year ended September 30, 2009 as compared to approximately $0.1 million for the year ended September 30, 2008. This increase of net cash provided by operating activities was mainly attributable to the increase in cash collected from sales to our customers, reflecting increased demands for our software products and wireless system solutions and our ability to control costs and manage credit extended to our customers. During the course of operation in fiscal year 2009, we generated approximately $11.2 million in revenue and we actually collected approximately $7.8 million from our customers. Our accounts receivable and unbilled revenue from our customers as of September 30, 2009 aggregated approximately $2.5 million, or about 23.9% of our total revenue in fiscal 2009. Although this balance was a significant increase from about half a million accounts receivable as of September 30, 2008, or about 11.6% of our total revenue in fiscal year 2008, in light of our rapid growth in revenue, we consider the amount and term of credit extended to our customers were well within a healthy range. During the course of operation in fiscal 2009, we incurred approximately $3.9 million in cost of sales and we actually paid approximately $3.2 million to our suppliers, who are mainly third-party hardware suppliers and installation contractors. Our accounts payable to our suppliers as of September 30, 2009 aggregated approximately $1.4 million, or about 43.7% of our total cost of sales in fiscal 2009. This balance was a significant increase from approximately $0.3 million accounts payable as of September 30, 2008, or about 23.4% of our total cost of sales in fiscal 2008. The higher percentage of accounts payable as of September 30, 2009 as fiscal 2009 cost of sales were mainly due to a few large wireless system solution contracts completed during the second half of fiscal 2009 and the account payable was not due on September 30, 2009. We believe that in order for us to maintain a good relationship with our customers, and if the wireless system solution contracts are more evenly spread during a year, we should try to keep the long-term percentage within the range of 20-25%.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2009 was approximately $12.2 million as compared to net cash used in investing activities of approximately $0.6 million for the year ended September 30, 2008. The cash used in investing activities in fiscal year 2009 was mainly attributable to a deposit paid for purchase of new office space in light of our planned expansion.

Financing Activities

Net cash provided by financing activities for the year ended September 30, 2009 totaled approximately $8.5 million as compared to net cash provided by financing activities of approximately $0.6 million for the year ended September 30, 2008. The cash provided by financing activities for the year ended September 30, 2009 was mainly attributable to loan proceeds we received from related parties.

As a result of the total cash activities, our net cash increased approximately $0.1 million from September 30, 2008 to September 30, 2009. We believe that our cash flow generated from our ongoing operating activities should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. However, the anticipated cash generated from operating activities, especially our available cash, may not be sufficient to fund the cash needs of our anticipated expansion. In order to meet the working capital needs for our anticipated expansion, we are actively exploring the following actions:

•	Raising more capital from the public or private equity markets; and/or
•	Borrowing short- and long-term commercial loans from local banks — As of September 30, 2009, we did not have any long-term debt, and we had short-term debt of approximately $3.4 million. We are in the process of obtaining the building ownership certificate for our new office space, which we expect will be an acceptable collateral for banks in connection with any new borrowings. We believe the existence of this collateral, when obtained, will increase our likelihood of securing new debt financing, if necessary.

There can be no assurance that we will be successful in obtaining any such debt or equity financing or that the terms of such financing will be favorable to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Also, our PRC subsidiaries must file the board resolutions authorizing the payment of dividends, the capital verification report of our PRC subsidiaries, the audit report issued by the certified public accountant company and other required materials to the banks entrusted by the local foreign exchange bureau for the examination of the remittance of the dividend. Our PRC subsidiaries can only remit dividends to us after passing the examination. Such examination requirement may limit our PRC subsidiaries’ ability to pay dividends to us which may limit our ability to pay dividends to our shareholders. If we are unable to pay dividends to our shareholders, our ability to secure equity financing in the future may be adversely affected.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2009:

	Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	($ in Thousands)
Short-term debt obligations (including interest)	3,437	3,437	0	0	0
Total	3,437	3,437	0	0	0

As of September 30, 2009, we had a one-year short-term loan due to Xi’an Commercial Banks in the approximate principal amount of $3.4 million with an initial monthly interest rate of 0.6638%, adjustable in line with the basic interest rate announced by the People’s Bank of China (PBOC). This loan is guaranteed by Xi’an Hightech Agricultural Co., Ltd. and Mr. Tao Li, our chairman, and is secured by two land use rights owned by Xi’an Yuansheng Enterprise Co., Ltd. valued at RMB 114.71 million, or approximately $16.78 million.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expense incurred as a result of short-term back loans maturing within 12 months. We have not used any derivative financial instruments to manage our interest risk exposure. We carry refinancing risk related to short-term interest-bearing loans. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may be higher than expected due to changes in market interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.02 million and $0.54 million as of September 30, 2009 and September 30, 2008, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2009 at RMB 6.8376 to $1.00 as compared to RMB 6.8551 to US$1.00 at September 30, 2008. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2009 and September 30, 2008 were RMB 6.8451 and RMB 7.1106 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

The PRC government imposes strict restrictions on PRC resident companies regarding converting RMB into foreign currencies and vice versa under capital account transactions, such as receiving equity investments from outside of the PRC, making equity investments outside of the PRC, borrowing money from or lending money outside of the PRC, and repaying debt or remitting liquidated assets and/or accumulated profits outside of the PRC. These transactions have to be approved by the relevant PRC government authorities, including but not limited to the commerce bureau, the tax bureau and the State Administration of Foreign Exchange, or SAFE, and have to be conducted at banks entrusted by the local SAFE branch. Kingtone Information has not conducted any foreign currency transactions during prior fiscal years since its inception. Softech was recently established and had not conducted any foreign currency transactions except for converting a relevantly small amount of foreign currency into RMB as registered capital pursuant to PRC regulations. In anticipation of this offering, we will invest or lend the proceeds as equity or loans into our PRC subsidiaries. As our business continues to grow, we may need to continuously finance our PRC subsidiaries by raising capital from outside of the PRC. The restriction on converting RMB into foreign currencies, and vice versa, may limit our ability to use capital resources from outside of the PRC. Such restrictions may also limit our ability to remit profits from our PRC subsidiaries outside of the PRC, therefore potentially limiting our ability to pay dividends to our shareholders. In addition, such restrictions will limit our ability to freely transfer temporary excess cash in our or our subsidiaries’ bank accounts in and out of the PRC, therefore limiting our ability to conduct cross-border cash management activities to optimize the utilization of our cash.

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.46%, (0.77%), and 1.16% in 2001, 2002 and 2003, respectively. However, in connection with a 3.9% increase in 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. Following the government’s actions, the consumer price index decreased to 1.8% in 2005 and to 1.5% in 2006. In 2007, the consumer price index increased to 4.8%. In response, China’s central bank, the People’s Bank of China, announced that the bank reserve ratio would rise half a percentage point to 15.5% in an effort to reduce inflation pressures. China’s consumer price index growth rate reached 8.7% year over year in 2008. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

Recent Accounting Announcements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06 — Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently evaluating the impact of this ASU; however, we do not expect the adoption of this ASU to have a material impact on our consolidated and combined financial statements.

In January 2010, FASB issued ASU No. 2010-02 — Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The adoption of this ASU did not have a material impact on our consolidated and combined financial statements.

In January 2010, FASB issued ASU No. 2010-01 — Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this ASU did not have a material impact on our consolidated and combined financial statements.

In December, 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This ASU is effective for fiscal years beginning on or after November 15, 2009, and interim periods within those fiscal years. We are currently evaluating the impact of this ASU.

In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. We do not expect the adoption of this ASU to have a material impact on our consolidated and combined financial statements.

In October 2009, the Financial Accounting Standards Board (FASB) issued amended revenue recognition guidance for arrangements with multiple deliverables (ASU No. 2009-13) (ASC605-25). The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. For our company, this guidance is effective for all new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. We are currently assessing our implementation of this new guidance, but do not expect a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting (ASU No. 2009-14) (ASC985-605). Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. For the company, this guidance is effective for all new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. This guidance must be adopted in the same period that the reporting company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. We are currently assessing our implementation of this new guidance, but do not expect a material impact on our consolidated financial statements.

In September 2009, the FASB issued amended guidance concerning fair value measurements of investments in certain entities that calculate net asset value per share (or its equivalent) (ASU No. 2009-12) (ASC820-10). If fair value is not readily determinable, the amended guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment using the net asset value per share (or its equivalent) provided by the investee without further adjustment. The amendments are effective for interim and annual periods ending after December 15, 2009. We do not expect a material impact on our consolidated financial statements due to the adoption of this amended guidance.

In August 2009, the FASB issued guidance on the measurement of liabilities at fair value (ASU No. 2009-5) (ASC820-10). The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. We adopted this guidance in the year ended September 30, 2009 and there was no material impact on our consolidated financial statements.

In June 2009, the FASB issued Accounting Standard Update No. 2009-02. “Amendments to Various Topics for Technical corrections.” ASU No. 2009-2 is an omnibus update that is effective for financial statements issued for interim and annual periods ending after July 1, 2009. This Statement did not impact our consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168 (ASC No. 105), “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (the Codification). The Codification, which was launched on July 1, 2009, became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The Codification eliminated the GAAP hierarchy contained in SFAS No. 162 and established one level of authoritative GAAP. All other literature is considered non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted this Statement for our year ended September 30, 2009. There was no change to our consolidated financial statements due to the implementation of this Statement.

In June 2009, the FASB issued SFAS No. 167 (ASC No. 810), “Amendments to FASB Interpretation No. 46(R),” and SFAS No. 166 (ASC No. 860), “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (ASC No. 860).” SFAS No. 167 amends FASB Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS No. 166 amends SFAS No. 140 by removing the exemption from consolidation for Qualifying Special Purpose Entities (QSPEs). This Statement also limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. We will adopt these Statements for interim and annual reporting periods beginning on January 1, 2010. We do not expect the adoption of these standards to have any material impact on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 (ASC No. 855), “Subsequent Events.” This Statement sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. We adopted this Statement in the year ended September 30, 2009. This Statement did not impact our consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) FAS 141(R)-1 (ASC No. 805), Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which amends the accounting in SFAS 141(R) for assets and liabilities arising from contingencies in a business combination. The FSP is effective January 1, 2009, and requires pre-acquisition contingencies to be recognized at fair value, if fair value can be reasonably determined during the measurement period. If fair value cannot be reasonably determined, the FSP requires measurement based on the recognition and measurement criteria of SFAS 5 (ASC No. 450), Accounting for Contingencies. Adoption of FSP FAS 141(R)-1 did not have an impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 107-1 (ASC No. 825) and APB 28-1 (ASC No. 270), “Interim Disclosures about Fair Value of Financial Instruments”. This FASB staff position amends FASB Statement No. 107 to require disclosures about fair values of financial instruments for interim reporting periods as well as in annual financial statements. The staff position also amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods. This FASB staff position becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted these standards. The adoption of these standards did not materially impact our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 (ASC No. 320) and FAS 124-2 (ASC No. 958), “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance in GAAP for debt securities. If an entity determines that it has an other-than-temporary impairment on a security, it must recognize the credit loss on the security in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The staff position expands disclosures about other-than-temporary impairment and requires that the annual disclosures in FASB Statement No. 115 and FSP FAS 115-1 and FAS 124-1 be made for interim reporting periods. This FSP becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this standard. The adoption of this standard did not materially impact our consolidated financial statements.

BUSINESS

Overview

We are a China-based developer and provider of mobile enterprise solutions. Mobile enterprise solutions allow company personnel whose work function requires mobility (as opposed to operating from a single work station) to be connected with enterprise information technology, or IT systems, including Enterprise Asset Management (EAM), Enterprise Resource Planning (ERP), Supply Chain Management (SCM), and Customer Relationship Management (CRM). Our software enables such systems to get extended to personnel in the field using wireless devices such as smart phones, PDAs, cameras, barcode scanners, portable printers, GPS devices, and tablet computers. Mobile enterprise solutions also include custom software applications for specific industries and businesses.

Our mobile enterprise solutions are built on our proprietary core middleware platform consisting of standardized modules. This core middleware platform allows our solutions to seamlessly integrate with our customers’ existing information management systems. The core middleware platform can host an array of standardized and scalable applications developed by us or by others. This structured design allows us to timely and cost-effectively meet our customers’ specific requirements, and to respond to their changing needs.

Mobile enterprise solutions are generally aimed at reducing processing times and facilitating the flow of information among people and systems. Mobile computing allows field workers to communicate and interact more efficiently with their central operations, and vice versa. Enterprises are able to capture more accurate and timely information, and to achieve major reductions in paperwork and administration. Mobile enterprise solutions can be used to put important data in the hands of field workers, thus improving decision-making and productivity in the field. Mobile enterprise solutions improve efficiency in everyday functions including work dispatch, sales, inspections, repairs, deliveries, tracking and scheduling. Mobile enterprise solutions can also be used within factory settings, where wireless data connections are used to improve central control and monitoring of production and automations systems. For example, we designed and implemented a solution for a PRC-based petroleum company that allows plant managers to wirelessly monitor its production lines from off-site or remote locations.

The rollout of 3G wireless networks in China is increasing customer interest in mobile enterprise solutions. The increased bandwidth of 3G enables greater functionality and performance. In addition, touchscreen smart phones and other standard consumer devices that utilize 3G are able to be used for many applications that formerly required costly custom devices. These technology trends are positively affecting our business. We are also working with the three PRC telecom carriers, China Telecom, China Mobile, and China Unicom, on joint marketing and sales efforts to enterprises and government agencies. In addition, we are working with China Telecom to jointly develop and promote a custom, next-generation mobile solution for public safety agencies, including police and fire forces in certain provinces in China.

We typically act as a total solution provider, packaging our software with various third-party hardware and related equipment. We are headquartered in Xian, China and sell our products widely throughout China.

Our Industry — Mobile Enterprise Software Industry

We operate in the mobile enterprise software industry in China. We believe the mobile enterprise market in China benefits from compelling industry fundamentals such as increasing investment in IT, the country’s 3G rollout, and increasing demand for wireless applications within working environments.

Information Technology Development in China

Information technology has become an integral part of Chinese society and an important engine of growth for the economy. According to an IDC article dated October 22, 2009, IT spending by the PRC government in 2009 was expected to total RMB 53.65 billion, and is predicted to reach RMB 73.36 billion in 2013. Furthermore, according to an article published by the China Computer Newspaper dated March 3, 2010, government departments and sectors such as transportation, energy, healthcare, and environmental protection are among those with high growth rates in IT investment. IDC states that as the IT hardware market has become more fully developed, the focus of IT investment has gradually shifted from hardware infrastructure to software applications. From 2008 to 2013, the annual compound growth rate of IT hardware is projected to be 5.6%, compared to the annual compound growth rates of software and IT services of 13.2% and 14%, respectively, during the same period, according to IDC.

This supports our belief that market acceptance of enterprise mobility applications, solutions and systems usually accelerates when potential customers’ back-end information technology systems are fairly developed and they start to invest in applications. By indentifying sectors with high growth rates of IT investment, we can exploit opportunities to expand our business by capturing the growth in targeted vertical industry markets.

3G Rollout in China

On December 31, 2008, the State Council of the PRC, or the State Council, announced the approval of 3G license issuances to the three telecom operators, namely China Telecom, China Mobile and China Unicom, and the Ministry of Industry and Information Technology (MIIT) officially issued 3G licenses to those entities on January 7, 2009. Third generation wireless standard, or 3G, is a family of standards for mobile telecommunication. 3G communications allow simultaneous use of speech and data services at higher data rates than services developed under prior generation standards.

According to a January 2009 report by CITIC Jiantou Securities, it is estimated that investment in 3G between 2009 and 2011 by the three Chinese telecom carriers will total $44.0 billion. According to the MIIT, the 3G industry is expected to generate RMB 1 trillion, or $146.5 billion, in demand in the next three years. As mobile carriers further invest in applications and content, we believe the demand for enterprise mobile software/middleware will experience significant growth.

We believe the issuance of 3G licenses is expected to drive the growth of an enterprise wireless chain comprised of telecommunications service providers/carriers, converged mobile device providers, IT vendors, and software/middleware providers. Mobile software/middleware provides key platforms across which managed enterprise mobility services are deployed. We believe the 3G rollout and the upcoming commercial deployment will both inspire and facilitate new and diversified customer applications for mobile enterprise software.

Mobile Enterprise Solutions in China

We believe that China's enterprise mobility market is experiencing rapid development, driven primarily by the development of the mobile industry. In its January 2008 report, IDC forecasted the enterprise mobility market in China to reach $15.56 billion in 2011 with a forecasted compound annual growth rate of 6.0% from 2007 to 2011.

The growth of mobile enterprise solutions is driven by the demand for increased business efficiencies and new functionalities. In many modern businesses, operations are distributed over a large area, with individual operating elements. Mobile enterprise solutions allow organizations to enable mission-specific field and long-distance information management on a real-time basis. Mobile enterprise solutions consist of packaged, mission-specific and industry-specific applications and software designed especially for enterprise using wireless connectivity.

Enterprise wireless applications can be tailored to meet the specific needs of many industry sectors, such as manufacturing, energy, transportation, logistics, utilities, healthcare, and government agencies (such as police and emergency services). These custom software solutions include production control automation, sales force automation, field force automation, customer relationship management, enterprise resource planning, supply chain management, operations management, inventory management, time and expense, logistics, and other collaborative items.

Wireless enablement for an enterprise and its many activities is now a prominent trend according to the IDC report. With the rapid growth of the domestic economy, improvements in bandwidth, and increased mobility in working environments, enterprises and government agencies are increasing spending on the construction of mobile platforms and applications to extend their functionality outside of stationary locations. Mobile enterprise solutions including mobile middleware software, mobile security software, mobile device management software, and mobile enterprise applications have fueled the growth of both business data and video/voice usage, which are also major driving factors in communication spending.

Our Strengths

We believe the following strengths differentiate us from our competitors:

Proprietary suite of mobile enterprise solutions offerings

We are among the first of Chinese companies to focus predominantly on developing mobile enterprise solutions. Since we began our operations in 2001, we have completed many successful client installations (approximately 130) and have accumulated special knowledge and expertise that has directly resulted in the creation and development of our proprietary adaptable middleware platform, and an array of software applications. A client installation is considered “successful” when we have developed the solutions/systems according to the customer’s contractual specifications and have otherwise fulfilled all other material terms set forth in the sales contract, including installing, configuring and making the solutions/systems operational within the specified time periods. Additionally, to be considered “successful”, a customer must have test run the solutions/systems and indicated its satisfaction by signing the acceptance letter.

We believe our mobile enterprise software is superior in breadth of application. Our middleware platform and software applications can be selectively packaged to create tailored solutions that can be installed on both new systems and existing frameworks.

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2009, we had 60 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical background and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

Industry knowledge

We work closely with our customers to build upon our understanding of our customers’ operational processes and requirements. Our sales teams coordinate closely with our development teams to reflect those requirements in our solutions. As a result, our mobile enterprise solutions fit smoothly into our customers’ operations. In addition, our presence in the mobile enterprise solution market since its inception provides us with domain knowledge which we use to help position us for future growth. We are continually receiving feedback from this evolving market to anticipate emerging sectors and future product requirements.

Growing track record

In its January 2008 report, IDC forecasts the enterprise mobility market in China will reach $15.6 billion in 2011. Virtually all businesses and public service operations have the potential to experience efficiencies and new functionalities with mobile enterprise solutions. We have successfully completed projects for clients, such as the Central Government Security Bureau and Beijing Emergency Respond Center, from many verticals. These serve as high-profile case studies and enhance our reputation in the marketplace and, thus, — providing key endorsement for the quality and stability of our product offerings. Moreover, by having our main corporate office in Xi’an, China, we have benefited from the continued surge in IT investment by the Western provinces.

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2009, we completed a total of eight customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications. Customers contract with the telecom carrier and we provide our solutions to the customer and receive our remuneration from the telecom carrier.

Our Strategy

Seize the opportunity presented by 3G adoption in China

China’s legacy wireless networks (2G, 2.5G and 2.75G) have limited bandwidth and consequently limit the functional potential of mobile enterprise applications. Since the issuance of 3G licenses in January 2009, we have been working with wireless telecom carriers on joint marketing initiatives aimed at increasing the enterprise utilization of 3G. Our telecom partners are seeking new revenue streams to offset the diminishing opportunity for voice services, and we are offering solutions to enable wider forms of mobile computing that take advantage of the 3G bandwidth.

Recruit, train and retain engineering professionals

To sustain our high rate of growth, we must continue to add to our technical and business development teams through selective recruiting of university graduates and qualified lateral hires. Once employed, we provide our technical employees with a comprehensive training program to understand our technologies, market and product offerings.

Expand Operations

We are in the process of completing our purchase of a six-story building in Xi’an to house anticipated expansion of our headcount and business activities. This building, which we plan to name “Kingtone Center”, will house our headquarters and development teams, and provide dedicated facilities for customer demonstrations of our products and abilities. We believe Chinese customers have more confidence in the financial strength of businesses that have their own building. We expect Kingtone Center to have a positive effect on our marketing and expansion activities.

Invest more in research and development to create more successful software products

To keep our competitive edge, we are launching a new research and development program to keep abreast of the latest developments in wireless standards and information management technologies and to anticipate future customer needs. We also plan to invest in developing new applications for anticipated high-growth, vertical industry markets. Spending will be focused on testing equipment, including laboratories and 3G simulation systems, as well as expendable materials used during experiments. We plan to allocate a large portion of space in our new Kingtone Center facility to house our enlarged development team and increased research and development activities.

Pursue strategic acquisition opportunities

We will from time to time consider acquisitions or alliances that enable us to acquire talented and experienced software development personnel, enhance our technological capabilities and competitive advantages or provide licensing or recurring revenue opportunities, and propel our expansion.

Our Products and Solutions

We use various combinations of our existing middleware software modules, together with custom application software that we develop, to create a complete mobile enterprise software solution. For some customers, we provide the mobile enterprise software solution only. For other customers, we provide a complete wireless system solution, including mobile enterprise software and all hardware (our own plus third party hardware such as servers and wireless devices).

An example of our mobile enterprise software products is an insurance industry application that we developed with China Mobile. Our mobile enterprise software for this application enables an insurance company’s field personnel to receive their dispatch information and do accident reporting and claim processing while in the field. Form data is inputted electronically and high-resolution photos can be collected and filed over wireless, from the accident site. For this application, we provide the software only, while China Mobile provides hardware and the network services.

An example of our complete wireless systems (software and hardware) is a mobile video surveillance system that we developed for the Beijing Emergency Response Center. Using servers and cameras combined with our mobile enterprise software, we provided a complete wireless system that enables the Beijing Emergency Response Center to collect and monitor video from its patrol cars. This system can improve the speed and quality of the emergency response by enabling supervisors to more quickly and completely understand an emergency situation.

Our mobile enterprise software consists of core middleware and a broad array of software applications. Our middleware serves as an intelligent platform that operates on top of our customers’ operating systems and management information systems. Our software applications can be integrated onto our middleware platform as well as attached mobile devices (mobile phones, PDAs, laptops, etc.) to perform essential tasks or extend our customers’ existing applications over wireless to fixed or mobile nodes. We have combined elements of both browser/server and client/server frameworks in our software design to allow for both reliable and flexible access by authorized personnel, virtually at anytime and from anywhere.

Core Middleware Platform

Our core middleware platform resides on the customers’ servers. It is comprised of two layers of modules. The General Purpose Layer consists of mandatory software modules required to support the application software plugged into the middleware platform. The Basic Layer modules are also mandatory components that perform basic functions, such as communicating with a variety of hardware and software platforms, computer operating systems, networking and database products, coordinating and synchronizing the tasks performed by our solutions, and adding information security to data transmission.

The following table summarizes the modules in our middleware:

General Purpose Layer Modules
•	Information Processing and Distribution
•	Messaging
•	Flow Engine
•	Stream Media (Video and Audio processing)
•	Reporting

Basic Layer Modules
•	Unified Data Center
•	Information Security (authentication, rights approval, encryption & signature)
•	Signal Dispatch
•	Information Exchange
•	Integration Interface

Software Applications

We have developed two types of software applications that can be selectively overlaid with the middleware to complete a packaged solution, namely, Information and Communication-Technology Converged, or ICT-converged, and Vertical Industry Applications.

ICT-converged applications perform generic functionalities that may be applied across multiple industries. Vertical Industry Applications, on the other hand, are non-generic and perform a specific task required by a particular industry. Both types of applications can reside on converged mobile devices (“Terminal-end Applications”), or on computer servers (“Server-end Applications”). Our Terminal-end Applications work on a variety of mobile devices and mobile operating systems.

ICT-converged applications are software products that combine both information processing technologies, or often referred to as computing technologies, and information transmission technologies, or often referred to as telecommunication technologies, to perform desired tasks. In our case, we combine mobile computing technologies with wireless telecommunication technologies. ICT-converged applications often command the available hardware of a system or device, such as various signal collection, processing and transmission chips or peripherals to complete these tasks. ICT-converged applications usually have application programmers’ interfaces, or APIs, which are relatively short pieces of programming codes. By embedding APIs into vertical industry applications, vertical industry applications can invoke, or call, the performance of ICT-converged applications.

In the terminal-end, we have information security, RFID, location-based service, steam media, information exchange, and management and configuration applications. The information security application encrypts or decrypts the information to ensure sensitive or classified information of our vertical industry customers’ can be transmitted over the public wireless telecommunication network safely. Installed with our RFID application and appropriate chips, mobile phone can be turned into a RFID reader and writer for faster information input in certain vertical industry customers, such as the police and administration of industry and commerce. RFID application can also be used by automation telematics customers in industries such as warehouse management and logistics. Our location-based service application enables a mobile phone to receive information relevant to its location. This application can greatly improve the operating efficiency of the mobile workforce of some of our vertical industry customers’ by pushing timely information to them. Our steam media application turns mobile phone into a moveable video monitor and collector to facilitate decision-making by delivering live pictures anywhere anytime to the decision-maker. The information exchange application automatically synchronizes information in mobile phone and in back-end database. The management and configuration application can configure the application management and control of mobile phones to perform multiple tasks running multiple applications, fully optimizing a phone’s voice and data communication features.

In the server-end, we have stream media service, resource planning, gateway service, location-based service, RFID service and statistics and analysis applications. Our stream media service application at the server-end acts as a video command center. It not only can process and record video signal from sources, selectively display them in smaller windows on the screen, control the remote cameras like most other video surveillance systems do, but also can manage the mobile phones registered with the system, such as automatically detecting the specifications of the phone and distributing selected and correctly-formatted video streams to those mobile phones, working with terminal-end stream media application to take control of the video function of the phone to turn it into a mobile camera.

Our resource planning application stores relevant information about resources available to respond to an issue, such as a crisis or public safety event. When such an issue occurs, our resource planning application automatically provides relevant information at the server-end as well as relevant decision-makers’ mobile devices.. For example, in a sudden emergency response event, a list of specialists who can respond to the emergency may be displayed, including their name, experience, whereabouts, and contact information, etc. Our gateway service application acts as a bridge between our customers’ back-end information system and the mobile workforce. It pulls information from the back-end information system, distributes the information to remote mobile phones or devices in compatible formats and also receives information from mobile phones and devices and input the information into the back-end information system. Our server-end location-based service application detects the location of registered mobile phones and devices, and centrally manages the relevant information to be pushed to those mobile phones and devices installed with terminal-end location-based service applications. Our server-end RFID service application centrally manages and processes information collected from RFID devices. Our statistics and analysis application is mainly used by our automation telematics customers and increasingly by other customers. It processes continuously data flow collected from remote sensors or devices, give real-time statistics and trend prediction, take actions or give warnings if the results reaches a preset critical value.

The following table summarizes our software applications:

	ICT-Converged Applications	Vertical Industry Applications
Terminal-end	Information Security	Police
	RFID	Emergency Response
	Location-Based Service	Administration of Industry and Commerce
	Stream Media	Environmental Protection
	Information Exchange	Automation Telematics
Management & Configuration*
Server-end	Stream Media Service	Police
	Resource Planning	Emergency Response
	Gateway Service	Administration of Industry and Commerce
	Location-Based Service	Environmental Protection
	RFID Service	Automation Telematics
Statistics and Analysis

*	Through its management and configuration application, our software can configure the application management and control of mobile phones to perform multiple tasks running multiple applications, fully optimizing a phone’s voice and data communication features.

Our Hardware Products

Portable Video Server

Our portable video server for vehicles or individuals can be integrated into the overall solution or purchased separately to add live mobile video surveillance or transmission functions to our customers’ existing systems.

We design the server, including the breadboard, the layout of internal structures, the specifications of the electronic components, and the I/O specifications. We currently outsource the production of our hardware to third-party manufacturers. We program the embedded software and write the software into the portable video servers. We also program the software loaded on our customers’ central servers to work with our portable video servers. By using our portable video server solution, our customers enjoy higher quality video and experience better transmission compared to the generic webcam solutions available in the marketplace. Many industries and applications require this superior quality.

Tailoring Our Solutions

Our engineers in our internal solution implementation department develop the tailored mobile enterprise solution according to our customer’s requirements. The tailored solution includes our core middleware platform and a selected combination of our software applications, and sometimes hardware developed by ourselves or sourced from third-party vendors. The tailored solution is delivered as a turn-key package. Currently, we do not sell or license our core middleware platform or our mobile enterprise applications separately to our customers to use. Nor do we currently provide software development kit, or SDK, to other software developers or our customers to develop mobile enterprise solution based on our core middleware platform.

We identify our customers by and divide them into vertical industry markets. Our current vertical markets include different industries, such as petrochemical, insurance, transportation and logistics, etc. Our government customers are agencies in different public administrative areas, such as police, emergency response centers and administrative bureaus of industries and commerce. Since each public service area has its own distinctive work flow and information application requirements, we treat each public service area as a vertical industry market. Finally, manufacturers with a high degree of automation are increasingly implementing integrated telecommunication, information and mechanic technologies, or telematics, into their production management and control. We treat these automation customers as a single vertical industry. Customers in each vertical industry market have same or similar work flow and often require same or similar mobile enterprise applications. Our products are delivered as vertical industry specific solutions. Each vertical industry solution has been copyright registered, giving us greater specialist recognition in the marketplace.

For the automation telematics vertical industry market, we typically integrate our mobile enterprise solution software with automation hardware (sensors, programmable logic controllers, data acquisition systems and mechatronics) purchased from third-party vendors to produce and sell an integrated automation telematics system. We usually contract out the installation work to third-party installers, but perform the software installation and configuration by ourselves. The integrated solution allows our customers to monitor and control variables in their industrial production processes from wireless devices at any time, with authorized control as an option.

Research and Development

At September 30, 2009, we had 60 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 18 professionals in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

We have 28 engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. We have 14 engineers in our Automation Telematics Application Development Department, which is responsible for developing automation telematics applications, and which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had 25 professionals in sales and marketing as of September 30, 2009.

To date, we have sold our mobile enterprise solutions to customers in 30 provinces, municipalities and autonomous regions in the PRC. In addition to those in Xi’an and Beijing, we have local sales teams that maintain close contact with our business partners and customers. We ensure that most of our sales and marketing professionals also have a technical background to make them competent for specialized IT sales, such as mobile enterprise solutions. Our sales and marketing professionals are organized into two teams:

•	Vertical Industry Application team
•	Automation Telematics team

The Vertical Industry Application sales force targets general business and government customers. They work closely with sales professionals at China’s wireless telecommunication carriers (China Telecom, China Mobile and China Unicom), under general cooperation framework agreements to develop new customers. We believe the carriers are motivated to improve their average revenue per user, or APRU, by selling integrated services to enterprise customers. However, they generally lack the ability to develop applications to overlay on their basic data communication network. In most cases, the carriers directly contract us to provide the wireless application solution. In other cases, we sell directly to our enterprise customers or are engaged as a sub-contract by other IT companies having the customer relationship.

Our Automation Telematics Application sales team focuses on industrial automation projects. These are mainly factory-specific wireless solutions that enable an automated or semi-automated factory production lines, using our proprietary middleware and wireless capability. Automation Telematics utilizes wireless over short distances in a wide variety of usages that enable great automation control and production line monitoring and management. For such projects, typically we are contracted directly by the project owners or sub-contracted by the general contractors to provide automation telematics solutions. In most cases, building our software into large and complex physical systems (such as automated production lines) enable us to make a greater profit than if we sold our software independently.

Sales Process

Our sales process begins by explaining to our potential customers the benefit of our wireless application products to the customer’s particular business. Some companies seek mobile functionality for their sales force, others seek cross-company, real-time networking across all fixed and mobile nodes, while others seeks a particular functionality specific by their own trade or business. Our team first seeks to understand each company’s particular needs and then develops a product design proposal. For each project or mandate, we will typically compete against several other companies in an open bid invitation process.

Major Customers

In the years ended September 30, 2009 and 2008, we derived a material portion of our revenues from a small number of customers. In particular, a single customer, Shanxi Yanchang Petroleum Group, provided approximately $5.0 million of our revenue, representing 44.7% of our total revenue in the year ended September 30, 2009. The material terms of our two largest contracts with such customer are summarized below.

On October 15, 2008, Kingtone Information entered into an Installation and Construction Subcontract, to act as a subcontractor with The Refine Chemical Company of Shanxi Yanchang Petroleum Group, as construction party and Shanxi Chemical Construction Co., Ltd., as general contract party. Pursuant to the agreement, Kingtone Information was subcontracted to contribute to the project named “HuiJiaHe Petroleum Product Adjusting Supply Renovation Instrument and Control System and Control System Full Installation and System Adjusting of Yangzhuanghe Refine Chemical Project System.” The term of the project, as set forth in the agreement, is from October 15, 2008 through January 31, 2009 for a fixed amount payable to Kingtone Information of RMB 21,600,000 (approximately $3.2 million) before the deduction of administrative fees, tax and utility fees (2.5% of the fixed amount). The project was completed and all sums were paid.

On April 30, 2009, Kingtone Information, as the supplier, entered into a Material Purchase Contract with Xi’an Product Petroleum Pipe Transportation Project Management Department of Shanxi Huajian Yelian, as the purchaser. Pursuant to the agreement, Kingtone Information supplied a series of software and facilities to the purchaser for a total price of RMB12,200,000 (approximately $1.8 million). According to the agreement, Kingtone Information was required to deliver the subject items by June 25, 2009. The agreement has a one year warranty period. The project was completed and all sums were paid.

In the year ended September 30, 2009, we derived $1.1 million of our revenue, or 10.2% of our total revenue from Xi’an TechTeam Humic Acid Productions Co., Ltd., which is a related party. For a summary of the material terms of our agreements with such related party, see the section entitled “Related Party Transactions”.

Competition

The wireless applications software market is currently a highly-fragmented industry with many players offering industry-specific solutions. We compete with a variety of different companies, some of which do not have a proprietary wireless platform and must therefore outsource and/or do more development and testing. Other companies have developed a wireless system for a single application that is not widely adaptable to usages across many industries. We believe one of our competitive advantages is the versatility of our platform, which allows it to be applied across numerous industries without significant ground-up redevelopment for each customer.

Our main competitors in the wireless application market in China are:

•	International IT consulting and service providers that have a strong foothold in customized enterprise software and information system design and implementation, such as IBM, Fujitsu, Syclo and Accenture;

•	International mobile enterprise software and solution providers that have a significant presence in China, such as Sybase and CDC Software; and
•	Domestic mobile enterprise solution developers, such as Beijing Silu Innovation Technology Co., Ltd., a mobile application provider that focuses solely on environmental protection areas, and Cyber Technologies (Suzhou) Co., Ltd., a wireless application software and IT service provider that focuses solely on the public securities areas.

We believe we have a superior understanding of our vertical industry markets compared to our international competitors and that our software products have much wider application areas than those of our domestic competitors. We also bring mobile applications to industrial automation management and control. We believe none of our competitors currently has a similar level of sophistication in wireless application in this area.

Intellectual Property

We have registered the following software copyrights, patent and trademark for our business operations. We believe this intellectual property forms an integral part of our competitive strength.

Patent:

Through Kingtone Information, we have been granted one invention patent by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009. This patent is “wireless video transmission system based on BREW platform”. The patent code is ZL 200710018138.4. We enjoy a 20-year protection period starting from patent issuance date.

We have also applied for a number of invention patents with SIPO. We have received letters of substantive examination of patent for invention application from SIPO, which is the last step before patents can be issued. The following table summarizes these pending patents:

Name of Invention	Application Number	Publication Number	Publication Date
BREW platform based audio-video collection and wireless transmission system	200710018505.0	101159864	April 9, 2008
WINCE platform based audio-video collection and wireless transmission system	200710018506.5	101159865	April 25, 2008
Wireless video transmission system based on Arena platform	200810150745.0	101420597	April 29, 2009
Multilink wireless mobile industrial management and control integrated data transmission system	200810150072.9	101345764	January 14, 2009
Video monitoring information interaction system based on Symbian platform	200810150746.5	101420598	April 29, 2009

We also have applied for a utility model patent with SIPO (application number: 200820228566.X) and have received the notice from SIPO to grant us this patent on September 4, 2009. The name of this utility model invention is “Multi-business Data Collection Equipment”.

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007
RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007
Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008
Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008
Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008
Wireless police affairs system V1.0	2009SR04756	November 10, 2009
Wireless OA system V1.0	2009SR07729	February 25, 2009

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

Registered Trademark	Registration Number	Classification Number	Valid Period
联合寻呼	1639871	38*	September 21, 2001 to September 20, 2011
KingTone	3559772	9*	November 28, 2004 to November 27, 2014
KingTone	4392291	42*	July 28, 2008 to July 27, 2018

*	See the footnotes to the table below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application
联合信息	6484024	38*	December 29, 2007	January 17, 2008
联合	6484025	38*	December 29, 2007	January 17, 2008
	7402901	9*	May 18, 2009	June 4, 2009
联合信息	7402911	35*	May 18, 2009	June 4, 2009
联合信息	7402912	37*	May 18, 2009	June 4, 2009
联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
	7402915	41*	May 18, 2009	June 4, 2009
	7402916	45*	May 18, 2009	June 4, 2009

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application
	7402917	35*	May 18, 2009	June 4, 2009
	7402918	37*	May 18, 2009	June 4, 2009
	7402919	42*	May 18, 2009	June 4, 2009
	7402920	38*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402925	41*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402926	45*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402927	37*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402928	9*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
联合信息	7402930	45*	May 18, 2009	June 4, 2009

*	See below for an explanation of each classification number used in the table above.

Classification No. 9:  data processing apparatus, couplers (data processing equipment), computer software (recorded), monitors (computer programs), smart cards (integrated circuit cards), electro-dynamic apparatus for the remote control of signals, alarms, and electric installations for the remote control of industrial operations.

Classification No. 35:  auctioneering, sales promotion for others, marketing analysis, marketing research, import-export agencies, advisory services for business management, business management for franchise, personnel management consultancy, relocation services for businesses, and systemization of information into computer databases.

Classification No. 37:  building construction supervision, electric appliance installation and repair, installation, maintenance and repair of computer hardware, interference suppression in electrical apparatus, machinery installation, maintenance and repair, burglar alarm installation and repair, and telephone installation and repair.

Classification No. 38:  message sending, telephone communication, cellular telephone communication, communications by computer terminals, computer aided transmission of messages and images, electronic mail, information about telecommunication, and providing telecommunications connections to a global computer network.

Classification No. 41:  instruction services, teaching, education information, tuition, arranging and conducting of colloquiums, publication of electronic books and journals on-line, amusements, and vocational guidance.

Classification No. 42:  technical research, studies (technical project), computer software design, updating of computer software, recovery of computer data, computer systems analysis, installation of computer software, computer anti-virus protection, and research and development for others.

Classification No. 45:  security consultancy, monitoring of burglar and security alarms, computer software permit (legal service), factory security inspection, household service security consultancy, copyright management, and baggage examination for safety.

Business Certificates and Qualifications

We have obtained all necessary regulatory certifications to conduct our business, including the following: Software Enterprise Recognition Certificate, Computer Information System Integration Qualification Certificate, Construction Enterprise Qualification Certificate, Security Technology & Protection Enterprise Certificate. We have also been properly certified as a high-tech enterprise and met the ISO 9001:2000 qualification management system.

Properties

We operate out of the office located at 3/F, Area A, Block A, No. 181 South Taibai Road in Xi’an. We own our office space, which covers a floor space of 3,022.94 square meters.

Our Beijing branch office is located at Room 2208 and 2209 at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a floor space of 184.81 square meters. Our chairman Mr. Tao Li owns this space. We pay no consideration for the use of this space.

We are currently completing the purchase of a 20,000 square meter warehouse and industrial facility in Xi’an, which we plan to name “Kingtone Center”. We have paid the entire purchase price and are currently in the process of obtaining the property ownership certificate from the provincial government. We intend to move our entire operations in Xi’an to Kingtone Center by the end of 2010, at which time we plan to further evaluate our immediate and projected space needs. If feasible, we may seek to lease out a portion of any unused space. Kingtone Center is planned to be a key feature in our customer marketing.

Employees

As of September 30, 2009, we had a total of 112 full-time employees, of which three were in executive management, five were in accounting, 60 were in research and development including 18 responsible for developing our core middleware, 28 responsible for developing vertical industry applications, 14 responsible for developing automation telematics applications, 14 were in vertical industry application sales and 11 were in automation telematics application sales, six were in procedure and quality control, three were in human resources and three were in administration. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with these employees and since our inception we have had no history of work stoppages or union organizing campaigns.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. We are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us.

Principal Legal Advisors

Our principal legal advisor in the United States is Pryor Cashman LLP, located at 7 Times Square, New York, NY 10036. Our principal legal adviser in the British Virgin Islands is Harney Westwood & Riegels, located at 1507 The Center, 99 Queen’s Road Central, Central, Hong Kong. Our principal legal adviser in the People’s Republic of China is Global Law Office, located at 15/F Tower 1, China Central Place, No. 81 Jianguo Road, Chaoyang District, Beijing 100025, China, PRC.

PRC GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations of the Software Industry

The software industry in the PRC is regulated pursuant to two primary policies — the Measures Concerning Software Products Administration (the “Software Products Measures”) and the Recognition Standard and Management measures of Software Enterprises (the “Standards and Measures”). As further discussed below, Kingtone Information as a registered software enterprise with registered software products can take advantage of certain favorable tax, investment, government and other programs and policies that are designed to encourage development of the software industry in the PRC.

Software Products Registration and Administration

On March 1, 2009, the Ministry of Industry and Information Technology of the People’s Republic of China (the “MIIT”) promulgated the Software Products Measures which became effective on April 10, 2009. Under the Software Products Measures, software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when the products have been registered and recorded pursuant to the “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries” issued by the State Council on June 24, 2000 (the “2000 Software Encouragement Policies”). Kingtone Information has registered its software products, including its “Wireless emergency command and management system V1.0,” with Shaanxi Provincial Department of Information Technology through Kingtone Information. Please refer to the specific favorable policies under the sub-section below entitled “Policies to Encourage the Development of Software and Integrated Circuit Industries.”

Software Enterprise Registration and Administration

On October 16, 2000, the Ministry of Information Industry, the Ministry of Education, the Ministry of Science and Technology and the State Tax Bureau issued the “Standard and Measures” to encourage the development of the software industry in China and to enhance the competitiveness of the PRC information technology industry in the international market. The Standard and Measures provide strict conditions and standards, including but not limited to, the requirement of ownership of the software products, technical employees proportion, independent software technology and product research to recognize a company as a “software enterprise”. Such recognized software enterprises can enjoy the favorable policies pursuant to the 2000 Software Encouragement Policies. Kingtone Information has been recognized as a software enterprise since January 6, 2009. A software enterprise is subject to annual inspection, failure of which in a given year shall cause the enterprise to be disqualified for the relevant benefits.

Policies to Encourage the Development of Software and Integrated Circuit Industries

The 2000 Software Encouragement Policies encourage the development of the software and integrated circuit industries in China and to enhance the competitiveness of the PRC information technology industry in the international market. The 2000 Software Encouragement Policies encourage such development through various methods, including:

•	Encouraging venture capital investment in the software industry and providing or assisting software enterprises to raise capital overseas;
•	Providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products, before 2010, of the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced enterprise income tax rates;
•	Providing government support, such as government funding in the development of software technology;
•	Providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;
•	Taking various strategies to ensure that the software industry has sufficient expertise; and
•	Implementing measures to enhance intellectual property protection in China.

As discussed above, to qualify for favorable treatment, an enterprise must be recognized as a software enterprise by governmental authorities and must have registered software products. Because Kingtone Information is recognized as a software enterprise, it can enjoy the above favorable policies. For example, Kingtone Information currently receives an immediate tax rebate on the sale of software products that it creates equal to the amount of the statutory value-added tax that exceeds 3%.

Relevant Laws and Regulations of the Computer Information System

Management Measures on the Computer Information System Integration

On February 13, 2001, the MIIT promulgated the Management Measures on the Computer Information System Integration Qualification (trial) or the Management Measures, which commenced to be enforced on February 13, 2001. The Management Measures provides that enterprises involved in providing the computer information system integration services shall apply for the qualification recognition to the MIIT or its provincial branch pursuant to the conditions required in the Management Measures and obtain the qualification certificate to provide information system integration service. The computer information system integration means the engagement in the overall plan, design, development, execution, protection of the computer application system projects and network system projects. Kingtone Information has obtained the computer information system integration certificate and we are qualified to provide the computer information system integration services.

Regulations for Safety Protection of Computer Information System

The State Security Bureau of PRC issued the “Administration of the Maintenance of Secrets in the International Networking of Computer Information Systems Provisions of the People’s Republic of China” to protect the safety of national secrets on January 25, 2000. Under the Administration, the computer system which are involved in the national secrets are forbidden to directly or indirectly connected to the international networking or other public information network. The State Security Bureau of PRC and its branch handle the secret maintenance work of the international networking of computer information system. The company has the obligation to safeguard the national secrets of governmental authorities that it learns through the company’s services to such governmental authorities.

Relevant Regulations of the High-tech Enterprise

The Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau collectively promulgated and issued the “Certifying Standard and Managing Measures for High-tech Enterprises” and “the High-tech Areas of Main National Support ” on April 14, 2008 to certify the High-tech enterprise and encourage and support the development of the Chinese High-tech enterprises. Under the High-tech Enterprises Measures, the enterprise can enjoy the favorable tax policy when it is certified as the High-tech enterprise by the Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau or with its provincial branch according to the stipulated standard. The software and computer and network technology are recognized as the main national supported High-tech field. Kingtone Information is a High-tech enterprise and enjoys a favorable income tax rate of 15%.

Laws and Regulations of Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including patents, copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People's Congress, adopted in 1985 and revised in 1992, 2001 and 2008, protects registered patents. The State Intellectual Property Office of PRC handles granting patent right and a term of twenty years to patent for invention and ten years for utility model and designs. As we disclosed under Business/Intellectual Property/Patent section of our prospectus, through Kingtone Information, we have been granted one invention patent “wireless video transmission system based on BREW platform” by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009 and therefore such invention is entitled to all the protections provided under the Patent Law for twenty years.

Computer Software Copyright and Administration

On December 20, 2001, the State Council of PRC issued the “Regulation for Computer Software Protection of the People’s Republic of China” (the “Regulation for Computer Software Protection”) which became effective on January 1, 2002 to protect the interests of copyright owners, to promote the research and application and to encourage the development of the Chinese software industry. Under the Regulation for Computer Software Protection, natural person, legal person or any other organization shall have a copyright on the software developed by such person no matter whether such software has been published. The protection period of software copyright owned by the legal person or other organization is fifty years and expires on December 31 of the fiftieth year from the initial publication date of such computer software. Currently, Kingtone Information has seven registration certificates for software copyrights.

Trademarks

The “Trademark Law of the People’s Republic of China” promulgated by the State Council of PRC, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which are renewable for another ten years after the application to the Trademark Office by the owners of the trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. Kingtone Information has its registered trademarks as described under Business/Intellectual Property/Trade Mark of our prospectus. Accordingly, such trademarks are entitled to the protection under the Trademark Law.

Foreign Currency Exchange

On August 29, 2008, the SAFE issued the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises, or Circular 142. Under the Circular 142, it requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. The use of such Renminbi capital may not be changed without SAFE’s approval and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used.

See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

Dividend Distribution

We are a British Virgin Islands holding company and substantially all of our operations are conducted through Kingtone Information. We rely on dividends and other distributions from our PRC subsidiary and Kingtone Information to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and
•	Implementation Rules on Wholly Foreign-Owned Enterprise Law (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the SAFE on November 24, 2005 and May 29, 2007, respectively. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to the registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change with respect to the offshore company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, debt investment, or creation of any security interest over any assets located in the PRC.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. Therefore, failure to comply with such registration may subject us to certain restrictions on, including but not limited to, the increase of the registered capital of our PRC subsidiary, making loans to our PRC subsidiary, and making distributions to us from our on-shore companies.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the New M&A Rule, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

The application of the New M&A Rule with respect to overseas listings of SPVs remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Global Law Office, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, there is no requirement in this regulation that would require an application to be submitted to the MOFCOM or the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Capital Market.

See “Risk Factors — Risks Related to Doing Business in China — If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Capital Market, this offering could be delayed.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this prospectus of each of our executive officers and directors:

Name	Age	Position
Tao Li	44	Chairman
Peng Zhang	42	Chief Executive Officer
Ying Yang	34	Chief Financial Officer
Li Wu	47	Director
Jun Ma	44	Chief Technology Officer
Pengguo Xi	43	Vice President, Research and Development
Xianying Chen	34	Vice President, Application Development
Lili Dong(1)(2)(3)	49	Independent Director
Melody Shi(1)(2)(3)	36	Independent Director
James Fong(1)(2)(3)	42	Independent Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

Set forth below is biographical information concerning our executive officers and directors.

Tao Li is our chairman of the board of directors. Since December 26, 2007, Mr. Li has served as the chairman of the board of directors, Chief Executive Officer and President of China Green Agriculture, Inc., (NYSE: CGA), a producer of humic acid based fertilizer products. Currently, Mr. Li devotes approximately 70% of his professional time to China Green Agriculture, Inc. Mr. Li has served as the President and CEO of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., the wholly-owned subsidiary of China Green Agriculture, Inc., since 2000. Mr. Li established Xi’an TechTeam Industry (Group) Co., Ltd. in 1996 and established TechTeam in 2000. He graduated from Northwest Polytechnic University and obtained his Master’s degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank Loan Office of China Education Commission, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including as a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi’an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi’an Municipal Youth Entrepreneurs Association.

Peng Zhang has served as our Chief Executive Officer since December 2009. Mr. Zhang has served as the president and chief executive officer of Kingtone Information, our contractually-controlled PRC operating company, since March 2009. Mr. Zhang joined Kingtone Information in August 2001 as an engineer and subsequently worked as the manager of the automation department, deputy manager and manager of the management and control department, and the vice president. Prior to joining Kingtone Information, Mr. Zhang was the deputy general manager of Lanzhou Hualong Gardening Co., Ltd. from January 2000 to July 2001. Prior to that, Mr. Zhang worked as a technician, assistant engineer, engineer and deputy department head at the material supply department of Yumen Petroleum Administration Bureau of China National Petroleum Corporation (“CNPC”) from 1988 to 1999. Mr. Zhang graduated from Chongqing Petroleum Technical School with an Associate degree in mining mechanics in 1988. He continued his education at the Open College of the Communist Party of China (“CPC”) University, Gansu Campus and graduated in 2000 with a Bachelor’s degree in Business Administration.

Ying Yang has served as our Chief Financial Officer since April 23, 2010. Prior to becoming our Chief Financial Officer, Ms. Yang served as the Chief Financial Officer of China Green Agriculture, Inc. (NYSE: CGA) since September 2008. Immediately prior to joining China Green Agriculture, Inc., she worked as the Financial Reporting and Analysis Manager of Beckman Coulter, Inc., since August 2006. From December

2004 to July 2006, Ms. Yang worked in the financial department of Ready Pac Foods, Inc., a supplier of fresh-cut produce in California, assisting with financial reporting and risk management. Prior to 2004, Ms. Yang held positions with U.S. and Chinese companies engaged in the textile and chemical industries. Ms. Yang received a Master’s degree in Business Administration from University of California, Irvine, and a Bachelor’s degree in Economics from University of International Business & Economics in Beijing. She is a member of AICPA with a CPA license and has also received an Associate in Risk Management (ARM) designation.

Li Wu has served as a director of our company since December 2009, and served as the Chief Financial Officer of our company from December 2009 to April 2010. Since 2004, Ms. Wu was the finance director of Kingtone Information, our contractually-controlled PRC operating company. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metalforming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990. She is a Certified Public Account in PRC.

Jun Ma has served as our chief technology officer since December 2009. In this position, Mr. Ma is responsible for overall product and product development procedure quality control and assurance. Mr. Ma serves as a vice president for quality assurance at Kingtone Information. Mr. Ma joined Kingtone Information in October 2007 as the general manager of R&D center. Prior to that, Mr. Ma was the chief engineer of Shaanxi Digital Certification Center from 2006 to 2007. Prior to that, Mr. Ma served as the project director of Xi’an Xinli Software Technology Co., Ltd. since 2003 to 2006. Prior to that, Mr. Ma served as a senior computer engineer at Xi’an Satellite Observing and Controlling Center. Mr. Ma graduated from Xi’an Jiaotong University and obtained his Ph.D degree in computer science in 2006 and his Master’s degree in computer science in 2003. He obtained his Bachelor’s degree in information processing in 1988 from Xi’an Electronic Technology University. Mr. Ma is a certified senior project manager and senior software engineer. He is also a CSAI expert consultant. Mr. Ma has received 6 software achievement awards from the National Defense Science and Technology Commission and the People’s Liberation Army (“PLA”) and has published several papers in the national key periodicals such as Computer System Application and Micro-computer and Application, etc.

Pengguo Xi has served as our vice president of research and development of since December 2009. In this position, Mr. Xi oversees the development efforts of our core middleware platform, CIT-converged applications and hardware products. Mr. Xi has served as a senior programmer at Kingtone Information since 2003. Since then, he served as the manager of platform technology department of the R&D center, deputy manager of the R&D center, general manager of the project implementation department, and has been serving the vice president and general manager of the R&D center since December 2008. Prior to joining Kingtone Information, Mr. Xi worked at Shaanxi Shengfang Science & Technology Co., Ltd, Xi’an Innovation Software Company, Beijing NTT DATA Integration Co., Ltd, and Beijing Dashou Co., Ltd. Mr. Xi graduated from Xi’an Electronic Technology University and obtained his Master’s degree in computer science in 2003 and his Bachelor’s degree in computer information management in 2000.

Xianying Chen has served as our vice president of application development since December 2009. In this position, Mr. Chen oversees the development efforts of our vertical industry applications. Mr. Chen has served as a software system analyst for Kingtone Information since 2001. He has subsequently served as manager of software development department, senior project manager of industrial control department, general manager of R&D center, general manager of product planning center. Now he serves as the general manager of project implementation department, since 2008 Prior to joining Kingtone Information, Mr. Chen was an assistant engineer at Shaanxi Electric Power Design Institute from 1997 to 2001. Mr. Chen graduated from Shanghai Jiaotong University and obtained his Master’s degree in computer science in 2000 and his Bachelor’s degree in electric system and automation in 1997.

Dr. Lili Dong serves as an independent director of our company. Dr. Dong has over 20 years experience in the computing distributed system, computer network application and data mining research. She has been a professor of Xin’an Construction Science & Technology University since December 2007. Dr. Dong has led several important research projects, including Distributed Object Computing Models and Multimedia Digital Watermarking Application projects funded by Shanxi Province Fund, Peer to Peer Network Communication Technology project funded by Xi’an Science & Technology Bureau.

Melody Shi serves as an independent director of our company. Ms. Shi is currently serving as chief financial officer at China Infrastructure Construction Inc. since December 2009. Previously, she served as chief financial officer at Shengtai Pharmaceutical Inc. from 2008 to December 2009. Prior to that, Ms. Shi served as Audit Manager at Kabani & Co. Inc. from 2005 to 2008. Ms. Shi graduated from the University of California, Irvine with a MBA degree in 2003 and Beijing Polytechnic University in 1997 with a Bachelor’s degree in Computer Science and International Trade and Business. Ms. Shi is a CPA in the United States and is fluent in English and Chinese.

James Fong has served an independent director of our company since April 2010. From 2000 until the present, Mr. Fong has been a principal of Fong Capital, a private real estate development and financing advisory firm based in New York City. From 2001 until 2006, Mr. Fong served as a due diligence professional and portfolio manager of funds of hedge funds, including funds at Collins Capital and Integrated Finance Ltd. From 1992 until 1999, Mr. Fong held various positions in the debt capital markets groups of the Hong Kong offices of Merrill Lynch, UBS and Citicorp. In these capacities, he advised, executed, and raised debt financing for infrastructure projects, telecommunication, industrials, and financial institutions. Mr. Fong holds a bachelor's degree from the University of Pennsylvania, a master's degree in Real Estate Development from Columbia University, and a law degree from the University of Minnesota. Mr. Fong is a licensed attorney in the State of New York.

Board of Directors

Our board of directors consists of five members being Mr. Tao Li, Ms. Li Wu, Dr. Lili Dong, Ms. Melody Shi, and Mr. James Fong. Our directors hold office until our annual meeting of shareholders, where their successor will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

As of April 29, 2010, Mr. Ian M. Oades was removed from his position as a director of our company by resolution of our board of directors and shareholders. As of the same day, Mr. James Fong was appointed as a director of our company by our board of directors to fill the vacancy created by the removal of Mr. Oades.

Director Independence

Our board of directors consists of five members, three of whom have been determined by us to be independent directors within the meaning of the independent director guidelines of the Nasdaq Rules.

Committees of Our Board of Directors

To enhance our corporate governance, we established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Lili Dong, Melody Shi, and James Fong. Ms. Shi, having accounting and financial management expertise, serves as the chairman of the audit committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable Nasdaq rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our audit committee is responsible for, among other things:

•	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);
•	an annual performance evaluation of the audit committee;
•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;
•	ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;
•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;
•	reviewing and approving all proposed related party transactions;
•	reviewing our policies with respect to risk assessment and risk management;
•	meeting separately and periodically with management and our independent auditor; and
•	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Lili Dong, Melody Shi, and James Fong, with Dr. Dong serving as the chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the Nasdaq Rules.

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;
•	reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and
•	providing annual performance evaluations of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Lili Dong, Melody Shi, and James Fong, with Mr. Fong serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the Nasdaq Rules.

Our nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;
•	reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;
•	selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;
•	advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors adopted a code of business conduct and ethics applicable to our directors, officers and employees.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;
•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
•	exercising the borrowing powers of the company and mortgaging the property of the company;
•	executing cheques, promissory notes and other negotiable instruments on behalf of the company; and
•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. After becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into, a director must promptly disclose such interest to all other directors. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum of association and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum of association and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Employment Agreements

Each of our senior executive officers (except Ms. Yang, as discussed below) have entered into an employment agreement with Softech, our wholly-owned PRC subsidiary. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that cause material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 60-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminate his or her employment without any of the above causes.

We entered into an employment agreement with Ms. Ying Yang, our new chief financial officer, upon her appointment in April 2010. Pursuant to her employment agreement, Ms. Yang will serve as Chief Financial Officer of the Company for a term of one year and is entitled to annual compensation of $160,000 per year. The agreement will be extended for an additional year upon the same terms and conditions unless either party provides notice to the other that the agreement shall not be extended within 60 days prior to the end of the prior term. We may terminate the agreement at any time for cause without prior written notice. Pursuant to the terms of her employment agreement, as of the consummation of this offering, Ms. Yang will be granted under our 2010 Omnibus Incentive Plan (i) 100,000 restricted ordinary shares which shall vest in equal installments on April 23, 2011 and April 23, 2012, and (ii) options to purchase 150,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering,  1/3 of which shall vest on the grant date,  1/3 of which shall vest on April 23, 2011, and  1/3 of which shall vest on April 23, 2012.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2009, we paid an aggregate of approximately RMB396,000 ($58,014) in cash compensation and no share-based compensation to our executive officers. For the fiscal year ended September 30, 2009, we paid no compensation to our directors for serving on our board of directors.

Following the completion of this offering, we intend to pay our non-employee directors an annual stipend of $15,000. Additionally, concurrently with the completion of this offering, we will make an initial grant under our 2010 Omnibus Incentive Plan to each of our independent directors of options to purchase 10,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering,  1/3 of which shall vest on the grant date,  1/3 of which shall vest on the first anniversary of the grant date, and  1/3 of which shall vest on the second anniversary of the grant date.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

2010 Omnibus Incentive Plan

A description of the provisions of our 2010 Omnibus Incentive Plan (the “Incentive Plan”) is set forth below. This summary is qualified in its entirety by the detailed provisions of the Incentive Plan, which is included as an exhibit to the registration statement that includes this prospectus.

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.

Administration

The Incentive Plan is administered by our board of directors, or at the discretion of the board, by our compensation committee. Our board of directors has delegated authority to our compensation committee to administer the Incentive Plan. Subject to the terms of the Incentive Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the Incentive Plan.

The ordinary shares issued or to be issued under the Incentive Plan consist of authorized but unissued shares. If any ordinary shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any ordinary shares, then the number of ordinary shares counted against the aggregate number of ordinary shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the Incentive Plan.

Eligibility

Awards may be made under the Incentive Plan to our employees, officers, directors, consultants or advisers or to any of our affiliates, and to any other individual whose participation in the Incentive Plan is determined to be in our best interests by our board of directors.

Amendment or Termination of the Plan

Our board of directors may terminate or amend the Incentive Plan at any time and for any reason. No amendment, however, may adversely impair the rights of grantees with respect to outstanding awards. The Incentive Plan has a term of ten years. Amendments will be submitted for shareholder approval to the extent required by applicable stock exchange listing requirements or other applicable laws.

Options

The Incentive Plan permits the granting of options to purchase ordinary shares intended to qualify as incentive share options under the Internal Revenue Code and share options that do not qualify as incentive share options, or non-qualified share options.

The exercise price of each share option may not be less than 100% of the fair market value of our ADSs representing ordinary shares on the date of grant. In the case of certain 10% shareholders who receive incentive share options, the exercise price may not be less than 110% of the fair market value of our ADSs representing ordinary shares on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s share option from his or her former employer.

The term of each share option is fixed by the compensation committee and may not exceed ten years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

Options may be made exercisable in installments. The award agreement provides the vesting of the options. Exercisability of options may be accelerated by the compensation committee.

In general, an optionee may pay the exercise price of an option by (1) cash or check (in U.S. dollars or Renminbi or other local currency as approved by the compensation committee), (2) ordinary shares held for such period of time as may be required by the compensation committee, (3) delivery of a notice of a market order with a broker with respect to ordinary shares then issuable upon exercise of an option, and that the broker has been directed to pay us a sufficient portion of net proceeds of the sale in satisfaction of the exercise price, provided that payment of such proceeds is then made to us upon settlement of such sale, (4) other property acceptable to the compensation committee with a fair market value equal to the exercise price, (5) cashless exercise or (6) any combination of the foregoing.

Share options granted under the Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns or pursuant to a domestic relations order in settlement of marital property rights.

Other Awards

The compensation committee may also award under the Incentive Plan:

•	ordinary shares subject to restrictions;
•	deferred ordinary shares, credited as deferred ordinary share units, but ultimately payable in the form of unrestricted ordinary shares in accordance with the terms of the grant or with the participant’s deferral election;
•	ordinary share units subject to restrictions;
•	unrestricted ordinary shares, which are ordinary shares issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2010 Omnibus Incentive Plan;
•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of ordinary shares; or
•	a right to receive a number of ordinary shares or, in the discretion of the compensation committee, an amount in cash or a combination of ordinary shares and cash, based on the increase in the fair market value of the ADSs representing ordinary shares underlying the right during a stated period specified by the compensation committee.

Effect of Certain Corporate Transactions

Certain change of control transactions involving us may cause awards granted under the Incentive Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the corporate transaction.

Unless otherwise provided in the appropriate option agreement on the date of grant or provided by our board of directors thereafter with the consent of the grantee, options granted under the Incentive Plan become exercisable in full following (1) a dissolution of our company or a merger, consolidation or reorganization of our company with one or more other entities in which we are not the surviving entity, (2) a sale of substantially all of our assets to another person or entity, or (3) any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity owning 50% or more of the combined voting power of all classes of our shares.

Adjustments for Dividends and Similar Events

The compensation committee will make appropriate adjustments in outstanding awards and the number of ordinary shares available for issuance under the Incentive Plan, including the individual limitations on awards, to reflect ordinary share dividends, stock splits and other similar events.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of May 4, 2010, the names, addresses and number of ordinary shares beneficially owned by (i) all shareholders known to us to be the beneficial owner of more than 5% of our ordinary shares, (ii) each member of our board of directors, and each of our executive officers who beneficially own our ordinary shares, and (iii) all directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares of that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on (i) 10,000,000 ordinary shares outstanding on May 4, 2010, and (ii) the issuance of 4,615,385 ordinary shares by us in this offering, as assuming the underwriters do not exercise their option to purchase additional ADSs in this offering.

Beneficial Ownership

Name and Address of Beneficial Owner	Ordinary Shares		Percentage Before Offering	Percentage After Offering
Officers and Directors
Tao Li	6,099,107	(1)	60.99%	41.73%
Ying Yang	150,000	(2)	1.48%	*
Li Wu	107,839	(3)	1.01%	*
Peng Zhang	35,357	(4)	*	*
Jun Ma	35,357	(5)	*	*
Pengguo Xi	35,357	(6)	*	*
Xianying Chen	35,357	(7)	*	*
Lili Dong	3,333	(8)	*	*
Melody Shi	3,333	(9)	*	*

Name and Address of Beneficial Owner	Ordinary Shares		Percentage Before Offering	Percentage After Offering
James Fong	3,333	(10)	*	*
All directors and executive officers as a group (9 persons)	6,508,373		64.06%	44.05%
5% Shareholders
SCGC Capital Holding Company Limited(11)	1,060,714		10.61%	7.26%
Xuetao Chen	883,928	(12)	8.84%	6.05%
Hu Gao	530,357	(13)	5.30%	3.63%

*	Less than 1%.
(1)	Represents ordinary shares held of record by Xtra Heights Management Ltd., a British Virgin Islands company (“Xtra”), which are beneficially owned by Mr. Li pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Li, Xtra and Ms. Sha Li, a Singapore resident (“Sha Li”). Additionally, pursuant to such agreement, Mr. Li has vested options to purchase 3,049,554 ordinary shares from Xtra and unvested options to purchase 3,049,554 ordinary shares from Xtra. There is no relationship between Mr. Li and Ms. Sha Li other than pursuant to the transactions disclosed herein. Xtra is the record holder of an aggregate of 6,806,250 shares, of which the remaining shares are beneficially owned by Kingtone Information shareholders other than Mr. Li, some of whom are officers of our company. See notes (2) through (6).
(2)	Represents (i) 100,000 restricted ordinary shares and (ii) options to purchase 50,000 ordinary shares exercisable within 60 days, to be granted to Ms. Yang upon the consummation of this offering. Excludes options to purchase 100,000 ordinary shares not be exercisable within 60 days to be granted to Ms. Yang upon the consummation of this offering.
(3)	Represents ordinary shares held of record by Xtra, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li. Additionally, pursuant to such agreement, Ms. Wu has vested options to purchase 53,920 ordinary shares from Xtra and unvested options to purchase 53,919 ordinary shares from Xtra.
(4)	Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li. Additionally, pursuant to such agreement, Mr. Zhang has vested options to purchase 17,679 ordinary shares from Xtra and unvested options to purchase 17,678 ordinary shares from Xtra.
(5)	Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Ma pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Ma, Xtra and Sha Li. Additionally, pursuant to such agreement, Mr. Ma has vested options to purchase 17,679 ordinary shares from Xtra and unvested options to purchase 17,678 ordinary shares from Xtra.
(6)	Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Xi pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Xi, Xtra and Sha Li. Additionally, pursuant to such agreement, Mr. Xi has vested options to purchase 17,679 ordinary shares from Xtra and unvested options to purchase 17,678 ordinary shares from Xtra.
(7)	Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Chen pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Chen, Xtra and Sha Li, an individual, pursuant to which Mr. Chen has the right to receive ordinary shares from Xtra upon the occurrence of certain events.
(8)	Represents options to purchase 3,333 ordinary shares exercisable within 60 days to be granted to Dr. Dong upon the consummation of this offering. Excludes options to purchase 6,667 ordinary shares not exercisable within 60 days to be granted to Dr. Dong upon the consummation of this offering.
(9)	Represents options to purchase 3,333 ordinary shares exercisable within 60 days to be granted to Ms. Shi upon the consummation of this offering. Excludes options to purchase 6,667 ordinary shares not exercisable within 60 days to be granted to Ms. Shi upon the consummation of this offering.
(10)	Represents options to purchase 3,333 ordinary shares exercisable within 60 days to be granted to Mr. Fong upon the consummation of this offering. Excludes options to purchase 6,667 ordinary shares not exercisable within 60 days to be granted to Mr. Fong upon the consummation of this offering.

(11)	SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), is owned by Shenzhen Capital (Hong Kong) Company Limited. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Kingtone Information and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.
(12)	Represents ordinary shares held of record by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the record holder of an aggregate of 1,060,714 shares, of which the remaining shares are beneficially owned by Kingtone Information shareholders other than Mr. Chen.
(13)	Represents ordinary shares held of record by Silver Avenue Overseas Inc., a British Virgin Islands company (“Silver Avenue”), which are beneficially owned by Mr. Gao. Big Leap is the record holder of an aggregate of 972,322 shares, of which the remaining shares are beneficially owned by Kingtone Information shareholders other than Mr. Gao.

As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States. None of our existing shareholders have voting rights that will differ from the voting rights of other shareholders after the closing of this offering.

RELATED PARTY TRANSACTIONS

Members of our management team and our principal shareholders currently hold majority equity interests in Kingtone Information, our contractually-controlled entity in the PRC from which we derive substantially all of our revenues. We are party to a series of control agreements with Kingtone Information. See “Corporate History and Structure-Contracts with Kingtone Information and its Shareholders”. In addition, certain of our officers, directors and principal shareholders serve as officers and directors of Kingtone Information and/or are shareholders of Kingtone Information. The following table sets forth the relationship of such officers, directors and principal shareholders with Kingtone Information and their respective ownership interest in Kingtone Information:

Name	Relationship with Kingtone Wireless		Relationship with Kingtone Information	Percentage Ownership Interest in Kingtone Information
Tao Li	Chairman		Chairman	61.61	%(1)
Peng Zhang	Chief Executive Officer		Vice President	0.36%
Li Wu	Director		Chief Financial Officer	1.09%
Jun Ma	Chief Technology Officer		Vice President of Quality Control	0.36%
Pengguo Xi	Vice President of Research and Development		Vice President of Research and Development	0.36%
Xianying Chen	Vice President of Application Development		Shareholder	0.36%
Lili Dong	Independent Director		Independent Director	—
Xuetao Chen	Shareholder		Shareholder	8.93%
Shenzhen Capital Group Co., Ltd.	Indirect Shareholder	(2)	Shareholder	7.42%
Xi’an Hongtu Capital Co., Ltd.	Indirect Shareholder	(2)	Shareholder	3.30%

(1)	Consists of (i) 36.61% of the shares of Kingtone Information owned of record by Mr. Li, and (ii) 25% of the shares of Kingtone Information owned of record by Xi’an TechTeam Investment Holding Group Company (“TechTeam Investment”). Mr. Li, as the majority shareholder of TechTeam Investment, has dispositive power over the shares of Kingtone Information owned by TechTeam Investment.
(2)	Shenzhen Capital Group Co., Ltd. and Xi’an Hongtu Capital Co., Ltd. share dispositive power with respect to the 1,060,714 ordinary shares of our company held of record by SCGC Capital Holding Company Limited.

On June 19, 2008, Kingtone Information signed an agreement to produce the fertilizer processing equipment for Xi’an TechTeam Humic Acid Products Co., Ltd. (“Techteam”), an indirect subsidiary of China Green Agriculture, Inc., a company that is majority owned by Mr. Tao Li, our chairman, and whose chairman, president and chief executive officer is Mr. Li, and whose chief financial officer was, until April 23, 2010, Ms. Ying Yang, our chief financial officer. The total contracted value, including value-added taxes (VAT) and other taxes, was RMB 4 million, or approximately $586,000. The project was performed from May 2009 to June 2009. Pursuant to the agreement, Kingtone Information provided certain services including designing, manufacturing, installing and adjusting the production facilities for Techteam’s compound fertilizer for drip irrigation (the “Project”). Kingtone Information was also responsible for debugging the system and training Techteam employees to operate the production line. The agreement required Kingtone Information to complete the Project within 25 days unless there were causes for delay beyond its control. The agreement sets forth an eighteen month warranty period during which Techteam is entitled to receive certain spare parts for the facilities and to receive maintenance and repair services for free.

On October 20, 2008, Kingtone Information signed an agreement to construct the phase II expansion of an integrated pipeline control project for TechTeam. The total contracted value, including VAT and other taxes, was RMB 5.2 million, or approximately $760,000. The project was performed from December 2008 to June 2009. The term of the agreement is from the date of its signing until one year after the operation of the subject project. Pursuant to the agreement, Kingtone Information provided services in order to develop and install the automation system solution for Techteam’s phase II production line and to upgrade the automation system solution for its phase I production line. Work related to the phase II production line included the development of automation system software, setup of integrated automation management and control computer network to realize relevant data collection, and automatic management and control of the production process. Work related to the phase I production line included upgrading the existing automation system so that phase I and phase II automation systems become integrated into the same management and control system. In addition to the wired automation system, Kingtone Information also developed and installed a wireless system solution for Techteam. This wireless system solution integrates into Techteam’s production automation system and the plant video surveillance system.

Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our Chairman, who owns this space. We lease it from him for no consideration.

During our fiscal years ended September 2009 and during prior fiscal years, Kingtone Information provided a series of loans to Xi’an Xingrong Tech Enterprise Co., Ltd. (“Xi’an Xingrong”), a company that is majority-owned by Mr. Tao Li. During our prior three fiscal years, the largest outstanding balance of the loans to Xi’an Xingrong was RMB 117.3 million, or approximately $17.2 million, on December 5, 2006. At September 30, 2009, all outstanding loan amounts had been repaid in full. The loan proceeds were used for Xi’an Xingrong’s working capital and general corporate purposes. The loans did not bear interest, were payable on demand and were not documented pursuant to a written agreement.

During our fiscal year ended September 2009 and during prior fiscal years, Kingtone Information provided a series of loans to Xi’an TechTeam Investment Holding Group Ltd. (“TechTeam Investment”), a company that is majority-owned by Mr. Tao Li and which owns a 25% interest in Kingtone Information. During our prior three fiscal years, the largest outstanding balance of the loans to TechTeam Investment was RMB 35.2 million, or approximately $5.2 million, on May 19, 2009. At September 30, 2009, all outstanding loan amounts had been repaid in full. The loan proceeds were used for TechTeam Investment’s working capital and general corporate purposes. The loans did not bear interest, were payable on demand and were not documented pursuant to a written agreement.

In February 2003, Kingtone Information made a one-time loan to Shaanxi WeiDong Plant Biochemical Stock Co., Ltd. (“Shaanxi WeiDong”). The principal shareholders of Shaanxi WeiDong are Xi’an Xingrong and TechTeam Investment. The principal amount of the loan was repaid in December 2003, however, interest payable of $48,000 remained outstanding until such amount was repaid by Shaanxi WeiDong in September 2009.

On November 16, 2009 and December 12, 2009, Mr. Tao Li, our chairman, loaned $200,000 and $800,000, respectively, to Topsky to register Softech in the PRC. There is no formal agreement between Mr. Li and Topsky regarding terms of this $1,000,000 loan, though it is generally understood that the funds will be returned to Mr. Li when available and appropriate.

DESCRIPTION OF SHARE CAPITAL

General

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

Our memorandum of association and articles of association authorize the issuance of up to 100,000,000 shares of a single class. As of the date of this prospectus, 10,000,000 ordinary shares were issued, fully paid and outstanding. Upon the completion of this offering, we will have 14,615,385 ordinary shares issued and outstanding, assuming the underwriters do not elect to exercise their over-allotment for additional ADSs.

We have applied to list our ADSs, each representing one (1) of our ordinary shares, on the Nasdaq Capital Market under the symbol “KONE”. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Initial settlement of our ADSs will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. See “Description of American Depositary Shares” below for a description of the rights of ADS holders. Each person owning a beneficial interest in our ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our ADSs. Persons wishing to obtain certificates for their ADSs must make arrangements with DTC.

The following is a summary of the material provisions of our ordinary shares and our memorandum of association and articles of association.

Ordinary Shares

As of the date of this prospectus, (i) 6,806,250 of our ordinary shares are owned by Xtra Heights Management Ltd., a British Virgin Islands company (“Xtra”), of which one share was issued to Sha Li on October 27, 2009 and then transferred to Xtra on December 14, 2009, and the other 6,806,249 ordinary shares were issued to Xtra on December 14, 2009, (ii) 1,060,714 of our ordinary shares are owned by SCGC Capital Holding Company Limited, a British Virgin Islands company, which shares were issued on December 14, 2009, (iii) 1,060,714 of our ordinary shares are owned by Big Leap Enterprises Limited, a British Virgin Islands company, which shares were issued on December 14, 2009, (iv) 972,322 of our ordinary shares are owned by Silver Avenue Overseas Inc., a British Virgin Islands company, which shares were issued on December 14, 2009, and (v) 100,000 of our ordinary shares are owned by Millennium Group Inc., a California corporation, which shares were issued on December 14, 2009.

In addition, the shareholders of Kingtone Information, including certain officers and directors of our company, have entered into call option agreements to purchase up to an aggregate of 9,900,000 ordinary shares of our company, representing 99.0% of our outstanding shares, from the record holders named above. See “Corporate History and Structure”.

All of our issued and outstanding ordinary shares are, and the ordinary shares to be issued immediately prior to this offering will be, fully paid and non-assessable. Holders of our ordinary shares who are non-residents of the British Virgin Islands may freely hold and vote their shares.

The following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;
•	there are no cumulative voting rights;
•	the holders of our ordinary shares are entitled to share ratably in dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any;

•	upon our liquidation, dissolution or winding up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preference shares; and
•	the holders of ordinary shares have no preemptive or other subscription rights to purchase shares, nor are they entitled to the benefits of any redemption or sinking fund provisions.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum of association and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum of association and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt memorandum of association and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law and our memorandum of association and articles of association, our board of directors may amend our memorandum of association and articles of association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

•	restrict the rights of the shareholders to amend the memorandum of association and articles of association;
•	change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum of association and articles of association;
•	amend the memorandum of association and articles of association in circumstances where the memorandum of association and articles of association cannot be amended by the shareholders; or
•	amend the provisions of memorandum of association or the articles of association pertaining to “rights attaching to shares,” “rights not varied by the issue of the shares pari passu,” “variation of rights” and “amendment of memorandum and articles”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum of association and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum of association and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum of association and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our memorandum of association and articles of association, directors may be removed by resolution of directors or resolution of shareholders.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares have no general right under British Virgin Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide holders of our shares with annual audited financial statements. See “Where You Can Find Additional Information.”

Conflict of Interest

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our memorandum of association and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Anti-takeover Provisions in Our Memorandum of association and articles of association

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

History of Securities Issuances and Transfers

The following table provides a summary of our securities issuances and share transfers among our existing shareholders during the past three years:

Date of Sale or Issuance	Title	Number of Securities	Consideration	Purchaser
October 27, 2009	Ordinary Shares	1	$1.00	Sha Li
December 14, 2009	Ordinary Shares	6,806,249	$6,806.25	Xtra Heights Management Ltd.
December 14, 2009	Ordinary Shares	1,060,714	$1,060.71	SCGC Capital Holding Company Limited
December 14, 2009	Ordinary Shares	1,060,714	$1,060.71	Big Leap Enterprises Limited
December 14, 2009	Ordinary Shares	972,322	$972.32	Silver Avenue Overseas Inc.
December 14, 2009	Ordinary Shares	100,000	*	Millennium Group Inc.

*	Millennium received such shares in consideration for consulting services provided to Kingtone Information.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one (1) ordinary share (or a right to receive one (1) ordinary share) deposited with principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having ADSs registered in your name in the Direct Registration System, or (ii) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, you will not be treated as one of our registered shareholders and you will not have direct shareholder rights. British Virgin Island’s law governs our direct shareholders’ rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A Deposit Agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS, which contains the terms of the ADSs. The Deposit Agreement is filed as an exhibit to the registration statement that includes this prospectus. You may obtain the registration statement and the attached Deposit Agreement from the SEC’s website at http://www.sec.gov. You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement will permit the depositary to distribute the RMB or other foreign currency only to those ADS holders to whom it is possible to do so. The depositary will hold the RMB or other foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the RMB or other foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert the RMB or other foreign currency, you may lose some or all of the value of the distribution.

Shares.  The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or other distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Shares.  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf upon your instruction. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. The depositary will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In such a case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed for cash and distribute the net proceeds, in the same way as it does with cash dividends. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares from us or from our registrar, transfer agent or other entity recording share ownership as our agent with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the British Virgin Islands and of our memorandum of association and articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described below.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;
•	we think there is substantial shareholder opposition to the particular question; or
•	we think the particular question would have an adverse impact on our shareholders.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates
$.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)
• converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Reclassify, split up or consolidate any of the deposited securities
• Distribute securities on the shares that are not distributed to you

•

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

The depositary will terminate the Deposit Agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the Deposit Agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment. On and after the date of termination, the ADSs holders will, upon (i) surrender of their ADSs, (ii) payment of the fee of the depositary for the surrender of their ADSs and (iii) payment of any applicable taxes or governmental charges, be entitled to delivery of the amount of deposited securities represented by those surrendered ADSs.

After termination, the depositary and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Specifically:

•	we and the depositary are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith; are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the Deposit Agreement;

•	we and the depositary have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;
•	we and the depositary may rely upon any advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any person in whose name the ADSs are registered on the books of the depositary or any other person believed by us or it in good faith to be competent to give such advice or information.
•	the depositary is not liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence or bad faith while it acted as depositary.
•	the depositary is not be liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise.
•	the depositary is not be responsible for any failure to carry out any instructions to vote any of the deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.
•	we and the depositary are not liable if we or it exercises discretion permitted under the Deposit Agreement;
•	we and the depositary are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

In the Deposit Agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.
•	When you owe money to pay fees, taxes and similar charges.
•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

Pre-release of ADSs

The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited, (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (iv) such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Listing

We intend to apply to list our ADSs on the Nasdaq Capital Market under the symbol “KONE”.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we intend to apply to have our ADSs listed on the Nasdaq Capital Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 14,615,385 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Upon completion of this offering, we will have 4,615,385 ADSs outstanding representing approximately 31.6% of our issued and outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amount of additional ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while we intend to make an application for our ADSs to be listed on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in our ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act. These rules are described below.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this Prospectus, persons who became the beneficial owner of restricted shares prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding (in the form of ADSs or otherwise), which will equal approximately 146,154 shares immediately after this offering, based on the number of ordinary shares outstanding as of May 4, 2010; or
•	the average weekly trading volume of ADSs on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, to file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares, or publicly announce the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of ROTH Capital Partners for a period of 180 days after the date of this prospectus.

Of our outstanding ADSs or ordinary shares not being offered in this offering, 10,000,000 ordinary shares are subject to the 180-day lock-up period and all of our shares will be subject to the volume and other restrictions of Rule 144 after expiration of the lock-up period. Pursuant to the lock-up agreement, our directors, executive officers, significant shareholders and employees thereto have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADS or ordinary shares, whether any of these transactions are to be settled by delivery of our ADSs or ordinary shares, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of ROTH Capital Partners for a period of 180 days after the date of this prospectus.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless ROTH Capital Partners waives, in writing, such an extension.

2010 Omnibus Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act covering a total of 1,500,000 ordinary shares reserved for issuance under our 2010 Omnibus Incentive Plan. This registration statement is expected to be after the consummation of the offering and will automatically become effective upon filing. Following this filing, ordinary shares registered under such registration statement will, subject to the lockup agreements and volume limitations under Rule 144 applicable to affiliates, be available for sale in the open market upon grant or upon the exercise of vested options.

Concurrently with the completion of this offering, we will grant Ms. Ying Yang, our chief financial officer, under our 2010 Omnibus Incentive Plan (i) 100,000 restricted ordinary shares which shall vest in equal installments on April 23, 2011 and April 23, 2012, and (ii) options to purchase 150,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering,  1/3 of which shall vest on the grant date,  1/3 of which shall vest on April 23, 2011, and  1/3 of which shall vest on April 23, 2012.

Concurrently with the completion of this offering, we will also grant to each of Lili Dong, Melody Shi and James Fong, our independent directors, under our 2010 Omnibus Incentive Plan, options to purchase 10,000 ordinary shares at an exercise price equivalent to the relative offering price per ordinary share in the offering,  1/3 of which shall vest on the grant date,  1/3 of which shall vest on the first anniversary of the grant date, and  1/3 of which shall vest on the second anniversary of the grant date.

TAXATION

The following discussion sets forth the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs and the ordinary shares represented by our ADSs, sometimes referred to collectively as the “securities”. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the securities, such as the tax consequences under state, local and other tax laws. As used in this discussion, “we,” “our” and “us” refers only to Kingtone Wirelessinfo Solution Holding Ltd.

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of the securities who is not a resident of the British Virgin Islands is not liable for British Virgin Islands tax on dividends paid with respect to the securities and all holders of the securities are not liable to the British Virgin Islands for tax on gains realized during that year on the sale or disposal of such ordinary shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BVI Act. In addition, shares of companies incorporated under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

In 2007, the PRC National People’s Congress enacted the new Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008. The new EIT Law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their foreign shareholders unless any such foreign shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. Under the new EIT Law, enterprises established outside China but deemed to have a “de facto management body” within the country may be considered “resident enterprises” for Chinese tax purposes and, therefore, may be subject to an enterprise income tax rate of 25% on their worldwide income. Pursuant to the implementation rules of the new EIT Law, a “de facto management body” is defined as a body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. Although substantially all members of our management are located in China, it is unclear whether Chinese tax authorities would require (or permit) us to be treated as PRC resident enterprises. If we and/or Topsky are deemed a Chinese tax resident enterprise, we and/or Topsky may be subject to an enterprise income tax rate of 25% on our worldwide income, excluding dividends received directly from another Chinese tax resident enterprise, as well as PRC enterprise income tax reporting obligations. If we and/or Topsky are not deemed to be a Chinese tax resident enterprise, we and/or Topsky may be subject to certain PRC withholding taxes. See “Risk Factors — Risks Related to Doing Business in China — Our holding company structure may limit the payment of dividends.” As a result of such changes, our and Topky’s historical tax rates may not be indicative of our and Topky’s tax rates for future periods and the value of our ADSs may be adversely affected. See “Risk Factors — Risks Related to Doing Business in China — If we and/or Topsky were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.” If we are deemed a PRC resident enterprise and investors’ gain from the sales of the securities and dividends payable by us are deemed sourced from China, such gains and dividends payable by us may be subject to PRC tax. See “Risk Factors — Risks Related to Doing Business in China — If we and/or Topsky were deemed a “resident enterprise” by PRC tax authorities, we and/or Topsky could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.”

United States Federal Income Taxation

General

The following is a discussion of the material U.S. federal income tax consequences to an investor of purchasing, owning and disposing of the securities purchased by the investor pursuant to this offering. This discussion does not address any aspects of U.S. federal gift or estate tax or the state, local or non-U.S. tax consequences of an investment in the securities.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE SECURITIES IN YOUR PARTICULAR SITUATION.

This discussion applies only to those investors that purchase the securities in this offering and that hold the securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	banks, insurance companies or certain financial institutions;
•	tax-exempt organizations;
•	governments or agencies or instrumentalities thereof;
•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding the securities through such entities;
•	regulated investment companies or real estate investment trusts;
•	holders subject to the alternative minimum tax;
•	holders that actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote;
•	holders that acquired the securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;
•	holders that hold the securities as part of a straddle, hedging or conversion transaction; or
•	holders whose functional currency is not the U.S. dollar.

This section is based on the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the IRS or a court, possibly on a retroactive basis.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulation, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the securities that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of the securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders.”

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the securities, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the securities that is a partnership or partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the securities.

This discussion assumes that any distributions made (or deemed made) on the securities and any consideration received by a holder in consideration for the sale or other disposition of the securities will be in U.S. dollars. This discussion also assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. Finally, this discussion assumes that each ADS will only represent ordinary shares in us, and will not represent any other type of security, such as a bond, cash or other property.

For U.S. federal income tax purposes, a holder of an ADS will be treated as the beneficial owner of the shares represented by such ADS and an exchange of an ADS for ordinary shares will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the securities underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below under “Tax Consequences to U.S. Holders — Taxation of Distributions.” Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by parties to whom the ADSs are released, or by future actions by the U.S. Treasury.

Tax Consequences to U.S. Holders

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any cash distributions we make with respect to a U.S. Holder in respect of such U.S. Holder’s ADSs or shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Cash dividends will generally be subject to U.S. federal income tax as ordinary income on the day the U.S. Holder actually or constructively receives such income. With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate provided that (a) our ADSs or shares are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law (as described above under “People’s Republic of China Taxation”), we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, ADSs are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently includes the Nasdaq Capital Market. Although we have applied to list our ADSs on the Nasdaq Capital Market, we cannot guarantee that our application will be approved. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ADSs or shares.

Dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Generally, if we distribute non-cash property as a dividend (other than pro rata distributions of our shares) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), a U.S. Holder generally will include in income an amount equal to the fair market value of the property, on the date that it is distributed.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its shares or ADSs and thereafter as capital gain. However, we do not plan on calculating our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should generally assume that any distributions paid by us will be treated as dividends for U.S. federal income tax purposes.

If PRC taxes apply to dividends paid by us to a U.S. Holder (see “People’s Republic of China Taxation,” above), such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation of Dispositions of ADSs or Shares

Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of its shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such U.S. Holder’s tax basis in its shares or ADSs. Prior to January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year (and 20% thereafter). The ability to deduct capital losses is subject to limitations.

If PRC taxes apply to any gain from the disposition of our ADSs or shares by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current tax year or in the foreseeable future. The determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value and composition of our assets (including goodwill), all of which are subject to change. Therefore, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future.

In general, we will be a PFIC in any taxable year if either:

•	at least 75% of our gross income for the taxable year is passive income; or
•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we are treated as a PFIC in any year during which a U.S. Holder owns the securities, and such U.S. Holder did not make a mark-to-market election, as described below, the U.S. Holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or ADSs; and

•	any excess distribution that we make to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a single taxable year of such U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the shares or ADSs during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares and ADSs;
•	the amount allocated to the U.S. Holder’s taxable year in which it realized the gain or excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.
•	Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares or ADSs in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. Our ADSs or shares will be “marketable” to the extent that they remain regularly traded on a national securities exchange, such as the Nasdaq Capital Market. If a U.S. Holder makes this election in a timely fashion, it will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income tax rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. U.S. Holders should consult their own tax advisor regarding potential advantages and disadvantages of making a mark-to-market election with respect to their ADSs or shares.

Alternatively, a U.S. Holder of stock in a PFIC may avoid the PFIC tax consequences described above in respect to our ADSs or shares by making a timely “qualified electing fund” election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to furnish the information that a U.S. Holder would need in order to make a qualified electing fund election. Therefore, U.S. Holders will not be able to make or maintain such election with respect to their ADSs or shares.

If a U.S. Holder owns our shares or ADSs during any year that we are a PFIC, such holder must file U.S. Internal Revenue Service Form 8621 regarding such holder’s shares or ADSs and the gain realized on the disposition of the shares or ADSs. The reduced tax rate for dividend income, discussed in “Taxation of Distributions,” is not applicable to dividends paid by a PFIC. U.S. Holders should consult with their own tax advisors regarding reporting requirements with respect to their shares or ADSs.

Tax Consequences to Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect of our ADSs or shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ADSs or shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes generally should apply to distributions made on the securities within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of the securities by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States generally should be subject to information reporting in limited circumstances.

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition the securities may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients, such as corporations, are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide a duly executed IRS Form W-9.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

PROSPECTIVE PURCHASERS OF OUR SECURITIES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS AND APPLICABLE TAX TREATIES.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Services LLC as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Global Law Office, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Global Law Office has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Harney Westwood & Riegels, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Harney Westwood & Riegels that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

UNDERWRITING

ROTH Capital Partners, LLC, with an address at 24 Corporate Plaza Drive, Newport Beach, CA 92660, is acting as the sole book-running manager for this offering and as representative for the underwriters. We have entered into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase the number of ADSs listed next to its name.

Underwriters	Number of ADSs
ROTH Capital Partners, LLC
Maxim Group LLC
Total

The underwriters have advised us that they propose to offer the ADSs to the public at $___ per ADS. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $___ per ADS. The underwriters may allow, and the dealers may re-allow, a concession of not more than $___ per ADS on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 692,308 ADSs from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase additional ADSs as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $____.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have agreed that for a period of six months after the successful completion of this offering to grant to ROTH Capital Partners LLC the first right to provide investment banking services to us on an exclusive basis in all matters for which investment banking services are sought by us on the terms contained in this paragraph (such right, the “Right of First Refusal”). For these purposes, investment banking services shall include, without limitation, (i) acting as lead, book-running manager for any underwritten public offering; (ii) acting as exclusive placement agent or financial advisor in connection with any private offering of our securities; and (iii) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of our capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of our capital stock or assets, and any merger or consolidation of our company with another entity. In the event we determine to undertake a transaction of the type described in (i), (ii) or (iii) above, we shall promptly send notice thereof to ROTH Capital Partners LLC. ROTH Capital Partners LLC may exercise the Right of First Refusal by sending written notice to us of its desire to serve as our investment banking firm in connection with such transaction not later than 15 calendar days following its receipt of our notice. Any decision by ROTH Capital Partners LLC to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of ROTH Capital Partners LLC and its affiliates and shall be subject to general market conditions. If ROTH Capital Partners LLC declines or otherwise fails to exercise the Right of First Refusal within the prescribed period (which it may do in its sole and absolute discretion), we shall have the right to retain any other person or persons to provide such services on terms and conditions which are not materially more favorable (taken as a whole) to such other person or persons than the terms offered to ROTH Capital Partners LLC.

ROTH Capital Partners, LLC has informed us that neither it, nor any other underwriter participating in the distribution of this offering, will make sales of ADSs offered by this prospectus to accounts over which it exercises discretionary authority without the prior specific written approval of the customer.

We and each of our directors, executive officers, certain employees and the selling shareholders are subject to lock-up agreements that prohibit us and them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any ADSs, ordinary shares, options or warrants to acquire ADSs, ordinary shares or any security or instrument related to such ADSs, ordinary shares, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of ROTH Capital Partners LLC. The lock-up agreements provide exceptions for sales to ROTH Capital Partners LLC pursuant to the purchase agreement and certain other exceptions.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if (1) during the last 17 days of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, or (2) we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless ROTH Capital Partners LLC waives the extension in writing.

Prior to this offering, there has been no established trading market for the shares. We have applied for listing of our ADS on the Nasdaq Capital Market under the symbol “KONE”. In connection with the listing, the underwriters have undertaken that it will sell our ADSs so that (1) our ADSs will have a price per ADS of at least $4.00 at the time of listing and (2) we will have at least 300 U.S. shareholders of 100 shares or more, at least 1,000,000 publicly held ADSs outstanding in the United States, and an aggregate market value of publicly held ADSs of at least $15,000,000 million in the United States.

The initial public offering price for the ADSs offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospectus for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering and other relevant factors. There can be no assurance that the initial public offering price of the ADSs will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active public market for the ADSs will develop and continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than it is required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising its option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which it may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if ADSs previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages re-sales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time. The underwriters may also engage in passive market making transactions in our ADSs. Passive market making consists of displaying bids on Nasdaq Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

This prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, in this offering and the underwriters in this offering may distribute prospectuses and prospectus supplements electronically.

From time to time in the ordinary course of its businesses, the underwriters and their affiliates may in the future engage in investment banking transactions with us and our affiliates.

Millennium Group Inc. (“Millennium”), a California corporation incorporated on June 29, 1994, owns 100,000 of our ordinary shares representing approximately 1% of the total of our issued and outstanding shares. Millennium received such shares in consideration for consulting services provided to Kingtone Information.

Certain Selling Restrictions

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

By accepting this Prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

British Virgin Islands

This prospectus does not constitute an invitation or offer to the public in the British Virgin Islands of the ADSs, whether by way of sale or subscription. The underwriters may not offer or sell, directly or indirectly, any ADSs in the British Virgin Islands.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Harney Westwood & Riegels, located at 1507 The Center, 99 Queen’s Road Central, Central, Hong Kong.

EXPERTS

The consolidated and combined financial statements of our company and subsidiaries for the years ended November 30, 2008 and 2009, have been included herein and in the registration statement in reliance upon the report of Bernstein & Pinchuk, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing. The offices of Bernstein & Pinchuk, LLP are located at Seven Penn Plaza, Suite 830, New York, NY 10001.

The statements included in this prospectus, including without limitation statements under the captions “Risk Factors”, “Dividend Policies”, “Corporate History and Structure”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, “PRC Government Regulations”, “Taxation” and “Enforcement of Civil Liabilities”, to the extent they constitute matters of PRC law, have been reviewed and confirmed by Global Law Offices, PRC counsel to us, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Global Law Offices are located at 15/F Tower 1, China Central Place, No. 81 Jianguo Road, Chaoyang District, Beijing 100025, China, PRC.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the ADSs being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fees and the Nasdaq listing fee.

Amount
SEC registration fee	$2,139
FINRA filing fee	3,000
Nasdaq listing fee	67,500
Printing and engraving costs	25,000
Legal fees and expenses	308,400
Accountants' fees and expenses	150,000
Miscellaneous	30,000
Total	$585,039

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form F-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 or telephoning us at +86-29-88266368

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
NOVEMBER 30, 2008 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated and combined balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries (“the Company”) as of November 30, 2009 and November 30, 2008, and the related consolidated and combined statements of income and comprehensive income, stockholders’ equity, and cash flows for the years then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2009 and November 30, 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The name of the Company was changed from Reizii Capital Management Limited on December 17, 2009. Please refer to Note 1 paragraph 7 and Note 22 paragraph 1 to the financial statements.

/s/ Bernstein &Pinchuk LLP

New York, New York
December 16, 2009, except for Note 1 paragraph 7 and Note 22 paragraph 1 to the financial statements, as to which the date is December 17, 2009

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. dollars, except shares and per share amount)

	As of November 30,
	2009	2008
ASSETS
Current assets
Cash	$344	$9
Accounts receivable, net of allowance	2,353	499
Unbilled revenue	178	—
Amounts due from related companies	—	11,319
Inventories	127	276
Other receivables and prepayments	1,012	781
Total Current Assets	4,014	12,884
Deposit to purchase building	12,200	—
Property and Equipment, net	1,693	1,793
	$17,907	$14,677
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1,409	$313
Advances from customers	1,398	2,817
Other payables and accruals	559	97
Taxes payable	601	—
Amounts due to shareholder	200	—
Short-term bank loan	3,437	3,676
Deferred government grant	—	50
Dividend payable	1,177	—
Total Current Liabilities	8,781	6,953
Commitments and contingencies
KINGTONE WIRELESSINFO SOLUTION HOLDING LTD
STOCKHOLDERS' EQUITY
Common Stock ($.001 par value, 100,000,000 shares authorized, and 10,000,000 shares issued and outstanding)	10	—
XI'AN KINGTONE INFORMATION TECHNOLOGY CO., LTD.
STOCKHOLDERS' EQUITY
Paid-in capital	6,897	6,897
Additional paid-in capital	216	216
Appropriated retained earnings	231	62
Unappropriated retained earnings	657	(544)
Accumulated other comprehensive income	1,115	1,093
	9,116	7,724
Total Stockholders' Equity	9,126	7,724
	$17,907	$14,677

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in Thousands of U.S. Dollars, Except Shares and Per Share Amount)

	For the Years Ended November 30,
	2009	2008
Revenue
Software solution	$5,170	$987
- Related party	—	—
- Third party	5,170	987
Wireless system solution	6,070	3,299
- Related party	1,148	—
- Third party	4,922	3,299
	11,240	4,286
Cost of sales
Software solution	476	183
- Related party	—	—
- Third party	476	183
Wireless system solution	3,418	1,438
- Related party	765	—
- Third party	2,653	1,438
	3,894	1,621
Gross margin	7,346	2,665
Operating expenses
Selling and marketing expenses	350	301
General and administrative expenses	537	355
Research and development expense	139	79
	1,026	735
Income from operations	6,320	1,930
Other income(expense)
Subsidy income	307	163
Interest expense	(340)	(531)
Other income	24	16
Other expenses	(79)	(372)
	(88)	(724)
Income before income tax expense	6,232	1,206
Income tax expense	935	191
Net income	5,297	1,015
Other comprehensive income Foreign currency translation gain	22	544
Comprehensive income	$5,319	$1,559
Net earnings per common share Basic and diluted	$0.53	$0.10
Weighted average number of common shares outstanding Basic and diluted	10,000,000	10,000,000

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in Thousands of U.S. Dollars, Except Shares and Per Share Amount)

	Kingtone Wirelessinfo Solution Holding Ltd		Xi’an Kingtone Information Technology Co., Ltd.
	Common Stock		Paid-in Capital	Additional Paid-in Capital	Appropriated Retained Earnings	Unappropriated Retained Earnings	Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at November 30, 2007	—	$—	$6,034	$—	$30	$(1,527)	$549	$5,086
Net income for the year		—	—	—	—	1,015	—	1,015
Capital contribution		—	863	216	—	—	—	1,079
Transfer to statutory reserves		—	—	—	32	(32)	—	—
Foreign currency translation gain		—	—	—	—	—	544	544
Balance as of November 30, 2008	—	—	6,897	216	62	(544)	1,093	7,724
Share contribution	10,000,000	10	—	—	—	—	—	10
Net income for the year		—	—	—	—	5,297	—	5,297
Payment of dividends		—	—	—	—	(4,096)	—	(4,096)
Addition in statutory reserves		—	—	—	169	—	—	169
Foreign currency translation gain		—	—	—	—	—	22	22
Balance as of November 30, 2009	10,000,000	$10	$6,897	$216	$231	$657	$1,115	$9,126

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of U.S. Dollars, Except Shares and Per Share Amount)

	For the Years Ended November 30,
	2009	2008
Cash flows from operating activities
Net income	$5,297	$1,015
Depreciation and amortization	129	121
Disposal of fixed assets	—	197
Subsidy income recognized from deferred government grant	(50)	—
Changes in operating assets and liabilities
Accounts receivable	(1,851)	(391)
Other receivables and prepayments	(234)	(50)
Unbilled revenue	(177)	—
Inventories	150	(43)
Accounts payable	1,092	30
Advances from customers	(1,424)	(633)
Other payables and accruals	467	(54)
Taxes payable	601	(159)
Deferred government grant	—	48
Net cash provided by operating activities	4,000	81
Cash flows from investing activities
Purchases of property and equipment	(24)	(644)
Deposit to purchase building	(12,186)	—
Net cash used in investing activities	(12,210)	(644)
Cash flows from financing activities
Increase in short-term bank loan	3,432	3,544
Repayment of short-term bank loan	(3,681)	(6,779)
Collection from due to related-party companies	11,335	4,249
Repayment of loan from non-related companies	—	(2,088)
Collection from loan to non related-party companies	—	582
Cash received from the capital contribution	10	1055
Amounts due to shareholder	200	—
Dividend paid	(2,751)	—
Net cash provided by financing activities	8,545	563
Effect of exchange rate fluctuation on cash and cash equivalents	—	2
Net increase in cash and cash equivalents	335	2
Cash and cash equivalents at beginning of year	9	7
Cash and cash equivalents at end of year	$344	$9
Supplemental disclosure of cash flow information
Interest paid	$340	$531
Income taxes paid	$215	$495

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Kingtone Wirelessinfo Solution Holding Ltd (“the Company”) was incorporated in the British Virgin Islands on October 27, 2009 under the name of Reizii Capital Management Limited. Its wholly owned subsidiaries include: Topsky Info-tech Holdings Pte Ltd. (“Topsky”) which was established in Singapore on November 3, 2009, Xi’an Softech Co., Ltd. (“Softech”) which was established on November 27, 2009 in Xi’an, ShaanXi Province, China by Topsky.

The financial statements include its affiliate Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”) on a combined basis which was incorporated in Xi’an, ShaanXi province, China on December 30, 2001.

The Company’s controlling shareholder since its inception, October 27, 2009, also owned more than 50% of Kingtone Information since its inception, December 30, 2001. The Company and Kingtone Information were considered under common control since October 27, 2009 and therefore the financial statements include both companies presented on a combined basis from October 27, 2009 to November 30, 2009.

The financial statements are solely those of Kingtone Information for the fiscal year ended November 30, 2008 and for the subsequent period ended October 26, 2009.

In December 2009, the Company through one of its subsidiaries, entered into a series of agreements with Kingtone Information for it to qualify as a Variable Interest Entity and to meet foreign ownership limitations established by the People Republic of China. Therefore subsequent financial statements will present Kingtone Information on a consolidated Basis.

The Company is principally involved in developing and implementing mobile enterprise solutions for its customers in a broad variety of sectors and industries to improve its operating efficiency by facilitating mission-specific field and long-distance information management in wireless environments through its combined operating company Kingtone Information. Kingtone Information is included in the Consolidated and Combined Financial Statements for its year ended September 30. The Company and its wholly owned subsidiaries balance sheets are as of November 30, the Company has had no operations, except for its initial capitalization and its preparation for its initial public offering.

On December 17, 2009, the Company changed its name to Kingtone Wirelessinfo Solution Holding Ltd.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated and combined financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United Stateds of America (“U.S. GAAP”).

(b) Foreign currency transaction

The functional currency of the Company is United States dollars (“US$”), and the functional currency of Topsky is Singapore dollars (“SG$”). The functional currency of the Company’s PRC subsidiary, Softech and Kingtone Information, is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company’s PRC subsidiary which are prepared using the RMB, are translated into Company’s reporting currency, the United States Dollar (“U.S. dollar”). Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and stockholders’ equity is

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.

The exchange rates applied are as follows:

	2009	2008
RMB exchange rate at November 30,	6.8376	6.8551
Average RMB exchange rate	6.8451	7.1106

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(c) Use of estimation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made. Significant estimates and judgments made by our management include: (i) estimates of profits and losses on contracts in process; (ii) accrual of estimated liabilities; and (iii) contingencies and litigation. However actual results could differ from those estimates.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits held at call with banks. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(e) Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure related to its customers. As of November 30, 2009 and 2008, the allowance for doubtful accounts was $48 thousands (“k”). No additional provision was required.

(f) Inventories

Inventories consist mainly of raw materials, finished goods, and work-in-progress, which includes the direct labor, direct materials and overhead costs related to projects. Inventories are stated at the lower of first in first out cost or market value.

(g) Property and equipment

The Company states plant and equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with 5% residual value. The depreciation expense for the years ended November 30, 2009 and 2008 amounted to $129 k and $121 k, respectively.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Estimated useful lives of property and equipment:

Useful Life
Property and improvements	20 years
Transportation equipment	5 years
Office equipment	5 years
Furniture	5 years

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred, and it capitalizes major additions and betterment to buildings and equipment.

Impairment of long-lived assets

The Company applies the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS No. 144”), (ASC No. 360 Sub topic 10) issued by the Financial Accounting Standards Board (“FASB”). FAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses in the years ended November 30, 2009 and 2008.

(h) Statutory surplus reserve

The Company is required to set aside 10% of its income after income taxes prepared in accordance with PRC accounting regulations to the statutory surplus reserve until the balance reaches 50% of the paid-in capital or registered capital, after which further appropriation will be at the directors’ recommendation.

(i) Revenue recognition

Revenues consist primarily of sales of wireless system software service solutions and other customized software with support contracts. The Company recognizes revenue when (1) pervasive evidence of an arrangement exists, (2) delivery has occurred and customer acceptance is reasonable assured (3) the fee is fixed or determinable, and (4) collectability is probable.

The Company generally provides wireless system software service solutions and customized software under short and long-term fixed-price contracts that require significant production and customization. The contract periods range from two months to approximately two years in length. The Company recognizes

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

income for these contracts following both the percentage-of-completion method, measured by contract milestones and on the basis of actual costs incurred versus the total estimated contract costs, and on the completed contract method in accordance with the AICPA’s Statement of Position (“SOP”) 81-1 (ASC No. 605-35) and 97-2 (ASC No. 985-605).

Provided unapproved change orders or claims occur in the future, in accounting for contracts, the Company follows Paragraphs 62 and 65 of the AICPA’s Statement of Position 81-1 — Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) (ASC No. 605-35). The Company will recognize as revenues costs associated with unapproved change orders (Paragraph 62 of SOP 81-1) (ASC No. 605-35) or claims (Paragraph 65 of SOP 81-1) (ASC No. 605-35) to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. However, the Company has not experienced significant unapproved change orders in the past.

The software contracts generally provide for postcontract customer support (“PCS”) for a period of one year from delivery of the software. The value of PCS revenue is not separately reported and is accounted for as part of the entire fee under the contract accounting methods described above since the PCS meets the criteria specified in SOP 97-2 paragraph 59 (ASC No. 985-605-25-71) as follows:

—	PCS is included in the total contract price
—	PCS is for one year or less
—	estimated costs are insignificant
—	upgrades and enhancements during the PCS term have historically been and are expected to continue to be minimal and infrequent
—	the contract does not include any service elements that are accounted for separately

All other services are provided under separate agreements and fee arrangements and the related revenue is recognized over the period the services are provided.

Unbilled revenue consists of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date.

The Company presents all sales revenue net of a value-added tax (“VAT”) or a sales tax.

Cost of Sales

When the criteria for revenue recognition have been met, costs incurred are recognized as cost of sales. Cost of sales (exclusive of depreciation and amortization) primarily includes the cost of the hardware purchased from the third parties, the labor costs of those responsible for the software development and project implementation and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

The Company is responsible for cost of providing a warranty. In the past warranty costs have been insignificant.

(j) Operating expenses

Operating expenses include: salaries, bonus, and social insurance of management, administrative and sales personal, traveling cost, entertainment expenses, depreciation of equipment, office rental expenses, professional service fee, office supply, R&D expenses, bad debt provision, etc. Advertising costs are expensed as incurred.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(k) Research and development expense

Research and development expense include salaries, consultant fees, supplies and materials, as well as costs related to other overhead expenses such as depreciation, facilities, utilities and other R&D departmental expenses. Research and development costs are expensed as incurred in performing research and development activities in accordance with FAS 2 (ASC No. 730-10-5), Accounting for Research and Development Costs.

Research and development costs were $139 k and $79 k during the years ended November 30, 2009 and 2008, respectively. No research and development expenses were capitalized in the years ended November 30, 2009 and 2008.

(l) Taxation

a)	Income tax
i).	The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.
ii).	Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the year ended November 30, 2009. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.
iii).	The Company’s PRC subsidiary and combined entity, Kingtone Information, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC was changed from 33% of to 25%, and applies to both domestic and foreign invested enterprises.

According to an approval document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted an income tax reduced income tax rates of 15% from January 2007 to December 2009 on the basis of being a high-tech company.

	For the years ended November 30,
	2009	2008
	US$(’000)	US$(’000)
PRC federal statutory tax rate	25%	25%
Taxable income	6,232	1,206
Computed expected income tax expense	1,558	302
Non-deductible expenses	—	4
Effect of tax holidays	(623)	(115)
	935	191
b)	Value-added tax and business tax

PRC Value-added Tax

Our Company’s products that are sold in the PRC are generally subject to a Chinese VAT at a rate of 17% except for certain proprietary software sales, which will only be subject to a tax at an effective rate of 3%. The VAT may be offset by VAT we pay on raw materials and other materials included in the cost of producing their finished product. Accrued VAT payables are subject to a 10% surtax, which includes urban maintenance and construction taxes and additional education fees.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

PRC Business Tax

Revenues from services provided by the Kingtone Information is subject to a PRC business tax of 5% for software solution and 3% for wireless system solution, with a surtax of 0.5%. Kingtone Information pay business tax on gross revenues.

c)	Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax asset if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

d)	Uncertain tax positions

The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) (ASC No. 740-10), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the year ended November 30, 2009 and 2008, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

(m) Comprehensive income

Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets are the cumulative foreign currency translation adjustments.

(n) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with Statement of Financial Accounting Standards (“SFAS”) No.5 (ASC No. 450-10), “Accounting for Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any material service liability claims.

(o) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable from third and related parties, amounts due from and due to related parties, accounts payable, other payables and short-term borrowings approximate their fair values due to their short term nature.
The fair value is estimated by discounting the future cash flow using an interest rate which approximated the rate for which the financial institution would charge borrowers with similar credit ratings and remaining maturities.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(p) Recently issued accounting standards

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06 — Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated and combined financial statements.

In January 2010, FASB issued ASU No. 2010-02 — Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The adoption of this ASU did not have a material impact on the Company’s consolidated and combined financial statements.

In January 2010, FASB issued ASU No. 2010-01 — Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this ASU did not have a material impact on the Company’s consolidated and combined financial statements.

In December, 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This ASU is effective for fiscal years beginning on or after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU.

In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated and combined financial statements.

In October 2009, FASB issued amended revenue recognition guidance for arrangements with multiple deliverables (ASU No. 2009-13) (ASC605-25). The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. For the Company, this guidance is effective for all new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. The Company is currently assessing its implementation of this new guidance, but does not expect a material impact on the Company’s consolidated and combined financial statements.

In October 2009, FASB issued guidance which amends the scope of existing software revenue recognition accounting (ASU No. 2009-14) (ASC985-605). Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. For the Company, this guidance is effective for all new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. This guidance must be adopted in the same period that the Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The Company is currently assessing its implementation of this new guidance, but does not expect a material impact on the Company’s consolidated and combined financial statements.

In September 2009, FASB issued amended guidance concerning fair value measurements of investments in certain entities that calculate net asset value per share (or its equivalent) (ASU No. 2009-12) (ASC820-10). If fair value is not readily determinable, the amended guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment using the net asset value per share (or its equivalent) provided by the investee without further adjustment. The amendments are effective for interim and annual

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

periods ending after December 15, 2009. The Company does not expect a material impact on the Company’s consolidated and combined financial statements due to the adoption of this amended guidance.

In August 2009, FASB issued guidance on the measurement of liabilities at fair value (ASU No. 2009-5) (ASC820-10). The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. The Company adopted this guidance in the year ended November 30, 2009 and there was no material impact on the Company’s consolidated and combined financial statements.

In June 2009, FASB issued Accounting Standard Update No. 2009-02. “Amendments to Various Topics for Technical corrections.” ASU No. 2009-2 is an omnibus update that is effective for financial statements issued for interim and annual periods ending after July 1, 2009. This Statement did not impact the Company’s consolidated and combined financial statements.

In June 2009, FASB issued Statement of Financial Accounting Standards (SFAS) No. 168 (ASC No. 105), “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (the Codification). The Codification, which was launched on July 1, 2009, became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The Codification eliminates the GAAP hierarchy contained in SFAS No. 162 and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted this Statement for its year ended November 30, 2009. There was no change to the Company’s consolidated and combined financial statements due to the implementation of this Statement.

In June 2009, FASB issued SFAS No. 167 (ASC No. 810), “Amendments to FASB Interpretation No. 46(R),” and SFAS No. 166 (ASC No. 860), “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (ASC No. 860).” SFAS No. 167 amends FASB Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS No. 166 amends SFAS No. 140 by removing the exemption from consolidation for Qualifying Special Purpose Entities (QSPEs). This Statement also limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The Company will adopt these Statements for interim and annual reporting periods beginning on January 1, 2010. The Company does not expect the adoption of these standards to have any material impact on the Company’s consolidated and combined financial statements.

In May 2009, FASB issued SFAS No. 165 (ASC No. 855), “Subsequent Events.” This Statement sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

annual periods ending after June 15, 2009. The Company adopted this Statement in the year ended November 30, 2009. This Statement did not impact on the Company’s consolidated and combined financial statements.

In April 2009, FASB issued FASB Staff Position (FSP) FAS 141(R)-1 (ASC No. 805), Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which amends the accounting in SFAS 141(R) for assets and liabilities arising from contingencies in a business combination. The FSP is effective January 1, 2009, and requires pre-acquisition contingencies to be recognized at fair value, if fair value can be reasonably determined during the measurement period. If fair value cannot be reasonably determined, the FSP requires measurement based on the recognition and measurement criteria of SFAS 5 (ASC No. 450), Accounting for Contingencies. Adoption of FSP FAS 141(R)-1 did not have an impact on the Company’s financial position, results of operations or cash flows.

In April 2009, FASB issued FSP No. FAS 107-1 (ASC No. 825) and APB 28-1 (ASC No. 270), “Interim Disclosures about Fair Value of Financial Instruments”. This FASB staff position amends FASB Statement No. 107 to require disclosures about fair values of financial instruments for interim reporting periods as well as in annual financial statements. The staff position also amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods. This FASB staff position becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted these standards. The adoption of these standards did not materially impact its financial statements.

In April 2009, FASB issued FSP No. FAS 115-2 (ASC No. 320) and FAS 124-2 (ASC No. 958), “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance in GAAP for debt securities. If an entity determines that it has an other-than-temporary impairment on a security, it must recognize the credit loss on the security in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The staff position expands disclosures about other-than-temporary impairment and requires that the annual disclosures in FASB Statement No. 115 and FSP FAS 115-1 and FAS 124-1 be made for interim reporting periods. This FSP becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this standard. The adoption of this standard did not materially impact its financial statements.

(q) Significant risks

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated and combined financial statements.

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable and other receivables. The Company places its cash and cash equivalents, amounted to US$336 k and US$9 k as of November 30, 2009 and 2008, with financial institutions that management believes is of high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Foreign currency risk

A majority of the Company’s sales and expenses transactions and a significant portion of the Company’s assets and liabilities are denominated in Renminbi (“RMB”). The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or any other China foreign exchange regulatory body which require certain supporting documentation in order to affect the remittance.

NOTE 3. CASH AND CASH EQUIVALENTS

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Cash	8	1
Current Deposit	336	8
	344	9

NOTE 4. ACCOUNTS RECEIVABLE

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Accounts receivable	2,401	547
Less: allowance for doubtful accounts	48	48
	2,353	499

NOTE 5. UNBILLED REVENUE

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Unbilled revenue	178	—
	178	—

The Company records revenue in excess of billings as “unbilled revenue”. The Company expects all billed and unbilled amounts to be collected within one year.

NOTE 6. AMOUNTS DUE FROM RELATED PARTIES

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Shanxi WeiDong Plant Biochemical Stock Co. Ltd	—	48
Xi'an Xingrong tech enterprise Co., Ltd	—	8,304
Xi'an Techteam investment holding Group Ltd	—	2,967
	—	11,319

These related parties are directly or indirectly owned by the ultimate shareholder, Tao Li. The Company provided financing to these parties. Amounts due from these parties were fully collected as of November 30, 2009.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 7. INVENTORIES

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Raw material	15	54
Finished goods	25	81
Project work-in-progress	87	141
	127	276

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of November 30, 2009 and 2008, the Company determined that no allowance was necessary.

NOTE 8. OTHER RECEIVABLES AND PREPAYMENTS

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Prepaid taxes	—	405
Advances to staff	182	137
Deposits on projects	140	124
Prepayment to suppliers	690	116
	1,012	781

Prepaid taxes consist of $297 k enterprise income tax and $108 k prepaid business tax, surcharge and value added taxes.

NOTE 9. DEPOSIT TO PURCHASE BUILDING

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Deposit to purchase building	12,200	—
	12,200	—

Deposit to purchase building is upfront payment to a property owner for purchasing a building as the Company’s research and development center. The consideration has been fully paid but the title to the property was not transferred to the Company as of November 30, 2009.

NOTE 10. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Property and improvement	2,077	2,072
Office equipments and electronic devices	143	126
Tools and Other devices	143	135
	2,363	2,333
Less: accumulated depreciation and amortization	670	540
	1,693	1,793

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 10. PROPERTY AND EQUIPMENT, NET  – (continued)

As of November 2009, certain properties with a net book value of $1,027 k are pledged in connection with the short term bank loan.

NOTE 11. ACCOUNTS PAYABLE

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Payable to third-party suppliers	1,409	313
	1,409	313

NOTE 12. ADVANCE FROM CUSTOMERS

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Advance from third-party customers	1,398	2,817
	1,398	2,817

The advances from customers represents the upfront payment of 10-30% of the contract price received from the customers according to the payment schedule in the sales contracts.

NOTE 13. OTHER PAYABLES AND ACCRUALS

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Individual tax payable	484	—
Deposits from suppliers	46	75
Social insurance payable	13	10
Accrued payroll	16	12
	559	97

Individual tax payable represents the withholding individual tax on the dividends paid to individual shareholders in 2009 in accordance with PRC tax regulation.

NOTE 14. DEFERRED GOVERNMENT GRANT

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Deferred government grant income	—	50

The balance represents the government grant received related to the green agriculture research sponsored by the local government. The research is subject to the government inspection. The Company recognized this grant as the subsidy income in the statement of income during the year ended September 30, 2009 when the research passed the government inspection and there were no further commitments to be fulfilled to earn the amount.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 15. TAXES PAYABLE

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Business tax, surcharge and VAT payable	179	—
Enterprise Income tax payable	422	—
	601	—

NOTE 16. AMOUNTS DUE TO SHAREHOLDER

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Tao Li	200	—

In November 2009 the shareholder, Mr. Li loaned to Topsky $200 k used as the capital injection into Softech for its set-up in the PRC.

NOTE 17. SHORT-TERM BANK LOAN

		November 30,
		2009	2008
		US$(’000)	US$(’000)
Bank Name	Interest rate
Xi'an Commercial Bank	Monthly interest rate 1.058% initially, adjustable in line with basic interest rate announced by PBOC. Guaranteed by related parties: Xi'an Yuhua Construction Group, Xi'an Yuansheng Enterprise Co., Ltd	—	3,501
Xi'an Lianhu District Credit Association Branch	Monthly fixed interest rate 1.245%, Guaranteed by Xi'an Yong Dexin Industrial Trade Co., Ltd and Tao Li	—	175
Xi'an Commercial Bank	Monthly interest rate 0.6638% initially, adjustable in line with basic interest rate announced by PBOC. Guaranteed by Xi'an Hightech Agricultural Co., Ltd, Tao Li and Pledged by Xi'an Yuansheng Enterprise Co., Ltd with two Land use rights valued as RMB114,709,735.	3,437	—
		3,437	3,676

As of November 30, 2009 and 2008, short-term bank borrowings have maturity terms ranging from six to twelve months and fixed interest rates ranging from 5.04% to 11.52% per annum.

NOTE 18. DIVIDEND PAYABLE

	November 30,
	2009	2008
	US$(’000)	US$(’000)
Dividend due to shareholders	1,117	—

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 18. DIVIDEND PAYABLE  – (continued)

In 2009 the shareholders made a resolution to appropriate USD4,096 k to all shareholders in proportion to their shareholding percentage. The balance represents outstanding unpaid dividends to the shareholders.

NOTE 19. RELATED PARTY TRANSACTIONS

	For the year ended November 30
	2009	2008
	US$(’000)	US$(’000)
Sales to related parties:
China Green Agricultural Co., Ltd	1,148	—
	1,148	—

China Green Agricultural Co. Ltd, under common controlling shareholder with the Company, received the products from the Company at a consideration of USD1,148 k for the year ended November 30, 2009. In addition, the Company’s allows China Green Agricultural Co. Ltd to use its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, the People’s Republic of China for no consideration for unspecified term.

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined gross floor space of 184.8 square meters. Tao Li, the controlling shareholder, owns this spaceand allows the Company to use it for no consideration for an unspecified term. Such amount is immaterial.

NOTE 20. MAJOR CUSTOMERS AND VENDORS

One customer represents 44.7% and 57% of total sales in the year ended November 30, 2009 and in the year ended November 30, 2008 respectively.

No vendor accounted for over 10% of the total purchases in the fiscal year ended November 30, 2009 and 2008.

NOTE 21. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies through December 15, 2009 have been considered by the Company and none were noted which were required to be disclosed.

NOTE 22. SUBSEQUENT EVENTS

1) On March 23, 2010, the board has reached a resolution to change the fiscal year end of the Company and its wholly owned subsidiaries, Topsky and Softech, from November 30th to September 30th so they have the same fiscal year end as Kingtone Information.

2) On December 17, 2009, the Company changed its name to Kingtone Wirelessinfo Solution Holding Ltd.

3) On December 15, 2009, a series of agreements were entered into among Softech, Kingtone Information and its shareholders, providing Softech the ability to control Kingtone Information, including its financial interest as described below. Thus, Kingtone information became a contractually controlled subsidiary of Softech.

Due to the fact that Kingtone Information is engaged in business with classified government information in China, current PRC laws and regulations do not allow companies with foreign equity interest to carry out such business activities. If a direct or indirect ownership in Kingtone Information by a foreign interest exists, it could materially and adversely affect Kingtone Information’s ability to perform existing contracts and to win

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 22. SUBSEQUENT EVENTS  – (continued)

future contracts. Therefore, Softech and Kingtone Information entered into the following contractual arrangements. Pursuant to the contractual arrangements between Softech and Kingtone Information, as applicable, Kingtone Information transfers any and all net profits generated from its operations to Softech. Effective December 15, 2009, Softech entered into Control Agreements with Kingtone Information, which agreements provide as follows.

Exclusive Technology Service Agreement – Kingtone Information has entered into an Exclusive Technology Service Agreement with Softech, which agreement provides that Softech will be the exclusive provider of technology services to Kingtone Information, as appropriate, and that each of them will in turn pay 100% of its net profits Softech for such services. Payments will be made on a yearly basis and reconciled once each of Kingtone Information’s annual net profits, as applicable, are determined at its fiscal year end. Any payment from Kingtone Information to Softech would need to comply with applicable Chinese laws. The term of this agreement is from the date thereof to the earlier of the date when Kingtone Information ceases its operation and the date when Softech acquires 100% interest in Kingtone Information.

Entrusted Management Agreement – Pursuant to this entrusted management agreement among Softech, the Kingtone Information shareholders and Kingtone Information (the “Entrusted Management Agreement”), Kingtone Information and its shareholders agreed to entrust the operations and management of the Business to Softech. Under the Entrusted Management Agreement, Softech will manage Kingtone Information’s operations and assets, control all of Kingtone Information's cash flow through an entrusted bank account, will be entitled to Kingtone Information's net profits as a management fee, and will be obligated to pay all Kingtone Information payables and loan payments. The Entrusted Management Agreement will remain in effect until Softech acquires all of the assets or equity of Kingtone Information. Prior to that acquisition, Kingtone Information will own all assets. Kingtone Information will continue to be the contracting party under its customer contracts, banks loans and certain other assets until such time as those may be transferred to Softech.

Shareholders’ Voting Proxy Agreement  – Under the shareholders' voting proxy agreement among the Kingtone Information shareholders and Softech, the Kingtone Information shareholders irrevocably and exclusively appointed the members of Softech’s board of directors as their proxies to vote on all matters that require Kingtone Information shareholder approval.

Exclusive Option Agreement – Under the exclusive option agreement among Softech, Kingtone Information and the Kingtone Information shareholders (the “Exclusive Option Agreement”), the Kingtone Information shareholders have granted Softech an irrevocable and exclusive purchase option (the “Option”) to acquire Kingtone Information’s equity and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. Since current PRC law does not specifically allow non-PRC interest in a PRC entity that engages in business dealing with classified government information, accordingly, the Option is exercisable when PRC law and regulation would allow foreign equity interest in businesses dealing with classified government information. The consideration for the exercise of the Option is to be determined by the parties and memorialized in future, definitive agreements setting forth the kind and value of such consideration. To the extent Kingtone Information shareholders receive any of such consideration, the Option requires them to transfer (and not retain) the same to Kingtone Information or Softech.

Share Pledge Agreement – Under the share pledge agreement among Softech and the Kingtone Information shareholders (the “Share Pledge Agreement”), the Kingtone Information shareholders have pledged all of their equity interests in Kingtone Information, including the proceeds thereof, to guarantee all of Softech's rights and benefits under the Restructuring Agreements. Prior to termination of the Share Pledge Agreement, the pledged equity interests cannot be transferred without Softech's prior written consent.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 22. SUBSEQUENT EVENTS  – (continued)

With the above agreements, The Company demonstrated its ability to control Kingtone Information, which is under the common control and management of the Kingtone Information shareholders prior to and after the Reorganization, through its subsidiary Softech.

Call Option Agreements – In connection with the Company December 2009 reorganization, twelve individual shareholders (listed below) of Kingtone Information (individually a “Purchaser” and collectively the “Purchasers”) each entered into a Call Option Agreement (collectively the “Call Option Agreements”) with Xtra Heights Management Ltd., the 68.06% shareholder of the Company, and its sole shareholder Sha Li (collectively the “Seller”) dated as of December 15, 2009. Pursuant to the terms and conditions of the Call Option Agreements, the Purchasers are entitled to purchase up to an aggregate of 6,806,250 ordinary shares of the Company from the Seller at a price of $0.001 per share. Specifically, (i) if the Purchasers enter into an employment agreement to serve for Softech for a term of not less than five years, the Purchasers are entitled to purchase up to 3,403,125 ordinary shares from the Seller; (ii) if Softech achieves not less than $500,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2010, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; (iii) if Softech achieves not less than $1,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2011, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; and (iv) if Softech achieves not less than $2,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2012, the Purchasers are entitled to purchase up to 680,625 ordinary shares from the Seller. Under the Call Option Agreements, the Seller also irrevocably appoint each Holder with the exclusive right to exercise, on its behalf, all of the voting rights of the Seller’s shares. Additionally, the Call Option Agreements grant the Purchasers the right to all distributions made by the Company, including without limitation, dividends, in respect of the Seller’s shares.

The Purchasers entered into the Call Option Agreements upon terms substantially similar to the terms set forth in that certain Term Sheet, dated October 27, 2009, between the Purchasers and Ms. Sha Li.

4) On December 10, 2009, Mr Tao Li loaned $800 k to Topsky. On December 14, 2009, Topsky invested $900 k as paid-in capital in Softech for its set-up on November 27, 2009. As stipulated by PRC regulation on foreign enterprises’ incorporation, the foreign enterprise is set up upon the authorization of local authority. The paid-in capital should be paid up by the shareholders within two years from its incorporation date pursuant to Softech’s Articles of Association.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 23. PARENT COMPANY ONLY FINANCIAL INFORMATION

Parent company only financial information is not required since Kingtone Information only became a consolidated subsidiary of the parent company in December 2009, not as of November 30, 2009. However, the net assets of Kingtone Information will be considered restricted net assets of the parent company in the future and the Company is therefore providing the following separate parent company only financial information as of November 30, 209 for a better understanding of the Company structure:

Kingtone Wirelessinfo Solution Holding Ltd
BALANCE SHEETS — PARENT COMPANY ONLY

As of November 30,
2009
US$(’000)
ASSETS
Current assets
Cash	$210
Total Current Assets	210
$210
LIABILITIES AND STOCKHOLDERS' EQUITY
Due to shareholder	200
Total Current Liabilities	200
STOCKHOLDERS' EQUITY
Common Stock ($.001 par value, 100,000,000 shares authorized, and 10,000,000 shares issued and outstanding)	10
Total Stockholders' Equity	10
$210

There was no income or expenses in the parent company from the inception through November 30, 2009.

Preliminary Prospectus

4,615,385 American Depositary Shares

Kingtone Wirelessinfo Solution Holding Ltd

Representing 4,615,385 Ordinary Shares

Roth Capital Partners

Maxim Group LLC

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ADSs in any circumstances under which the offer or solicitation is unlawful.

Through and including , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under Registrant’s memorandum of association and articles of association, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, the Registrant’s securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act or inside the United States in transactions exempt from the registration requirements of the Securities Act.

Date of Sale or Issuance	Title	Number of Securities	Consideration	Securities Act Exemption	Purchaser
October 27, 2009	Ordinary Shares	1	$1.00	(1)	Sha Li
December 14, 2009	Ordinary Shares	6,806,249	$6,806.25	(1)	Xtra Heights Management Ltd.
December 14, 2009	Ordinary Shares	1,060,714	$1,060.71	(1)	SCGC Capital Holding Company Limited
December 14, 2009	Ordinary Shares	1,060,714	$1,060.71	(1)	Big Leap Enterprises Limited
December 14, 2009	Ordinary Shares	972,322	$972.32	(1)	Silver Avenue Overseas Inc.
December 14, 2009	Ordinary Shares	100,000	(2)	(2)	Millennium Group Inc.

(1)	The securities were exempt from registration pursuant to Regulation S under the Securities Act as result of a being issued by a foreign private issuer in a private offshore transaction with no direct selling efforts in the U.S.
(2)	The securities were issued in consideration for consulting services rendered. The transaction was exempt from registration under Section 4(2) of the Securities Act on the basis that the securities were issued in a private transaction to an “accredited investor” as such term is defined in Regulation D under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

See the Exhibit Index beginning on the page II-4 for a list of exhibits filed as part of this registration statement on Form F-1, which Exhibit Index is incorporated herein by reference.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has caused this Amendment No. 1 to Registration Statement on Form F-1 to be signed on its behalf by the undersigned, there unto duly authorized, in Shaanxi, PRC on May 5, 2010.

By: /s/ Peng Zhang Peng Zhang Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form F-1 was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
* Tao Li	Chairman	May 5, 2010
/s/ Peng Zhang Peng Zhang	Chief Executive Officer (Principal Executive Officer)	May 5, 2010
/s/ Ying Yang Ying Yang	Chief Financial Officer and Authorized Representative in the United States (Principal Financial and Accounting Officer)	May 5, 2010
* Li Wu	Director	May 5, 2010
* Lili Dong	Director	May 5, 2010
* Melody Shi	Director	May 5, 2010
/s/ James Fong James Fong	Director	May 5, 2010

*Pursuant to a power of attorney by:	/s/ Peng Zhang Peng Zhang Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement between the Company and the underwriters named therein.
3.1*	Form of Amended and Restated Memorandum of Association and Articles of Association of the Company.
4.1*	Form of Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.
4.3*	Form of American Depositary Receipt (included in Exhibit 4.1).
5.1	Opinion of Harney Westwood & Riegels.
10.1*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.
10.2*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.
10.3*	English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.
10.4*	English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.
10.5*	English translation of Equity Pledge Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.
10.6*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.
10.7*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.
10.8*	English translation of Form of Call Option Agreement dated December 15, 2009 by and among Xtra Heights Management Ltd., Sha Li and twelve shareholders of Kingtone Information Technology Co., Ltd.
10.9*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.
10.10*	Term Sheet dated October 27, 2009 between Sha Li and certain shareholders of Kingtone Information Technology Co., Ltd.
10.11*	English transaction of Processing Contract for the Complete Equipment Installation of Drip Fertilizer dated June 19, 2008 between Xi’an Kingtone Information Technology Co., Ltd. and Shaanxi Techteam Jinong Humic Acid, Ltd.
10.12*	English translation of Contract for Integrated & Wireless Pipeline Control System of Shaanxi Techteam Jinong Humic Acid Products Co., Ltd dated October 20, 2008 between Xi’an Kingtone Information Technology Co., Ltd. and Shaanxi Techteam Jinong Humic Acid, Ltd.
10.13*	English translation of Installation and Construction Subcontract dated October 15, 2008 between Xi’an Kingtone Information Technology Co., Ltd., Yangzhuanghe Refine Chemical Project Headquarter of the Refine Chemical Company of Shanxi Yanchang Petroleum Group and Shanxi Chemical Construction Co., Ltd.
10.14*	English translation of Material Purchase Contract dated April 30, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xi’an Product Petroleum Pipe Transportation Project Management Department of Shanxi Chemical Construction YanLian.

Exhibit No.	Description
10.15*	English translation of Land Use Right and Property Ownership Transfer Agreement dated April 22, 2008 by and between Shaanxi Aoda Real Estate Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.
10.16†	Employment Agreement dated April 23, 2010 between the Company and Ying Yang.
10.17†	2010 Omnibus Incentive Plan of the Company.
21.1	Subsidiaries of the Company.
Topsky Info-tech Holdings Pte Ltd, a Singapore company. Xi’an Softech Co., Ltd., a PRC company
23.1	Consent of Bernstein & Pinchuk LLP.
23.2	Consent of Harney Westwood & Riegels (contained in Exhibit 5.1).
23.3	Consent of Global Law Office.
24.1	Power of Attorney (included) on the signature page to this registration statement.

*	Previously filed with this Registration Statement on Form F-1 on April 13, 2010.
†	Previously filed with Amendment No. 1 to this Registration Statement on Form F-1 on April 29, 2010.